Exhibit 99.5
WE BELIEVE

Petro-Canada’s 2005 Strategic Overview Report

“I’m proud of the drilling work we’re doing in the eastern slopes of Alberta. It is a complicated process that includes environmental protection and working with people in the area. I believe Petro-Canada will be successful in the future because of talented and experienced staff.”
- Jayne Duncan, Drilling Engineer, Southern Foothills, Western Canada, North American Natural Gas

Table of contents
o	Business units at a glance
o	Financial and operating highlights
o	A conversation with Ron Brenneman
o	Delivering profitable growth with a focus on operated, long-life assets
o	Driving for first quartile operation of our assets
o	Maintaining financial discipline and flexibility
o	Continuing to work at being a responsible company
o	Executive leadership team, board of directors and contact information

“In 2005, we had our best turnaround to date, completing the work and resuming production ahead of schedule, as well as imporoving our safety record. The credit goes to the people onshore who put together an excellent plan and to the offshore workforce who executed it safely and efficiently. I enjoy working at Petro-Canada because of the opportunities and challenges that are available if you are willing to take them on.”
- Glen Myck, Offshore Installation Manager, Terra Nova, Newfoundland and Labrador, East Coast Oil

*Marque de commerce de Petro-Canada - Trademark

WE BELIEVE

In our strategy to deliver profitable growth, with a focus on long-life assets,

In our people to apply skill and determination so that our assets operate at first quartile levels1,

In our capacity to maintain a strong balance sheet for greater financial flexibility,

In our principles to guide our actions as a responsible company, and

In our future to deliver long-term value to all our stakeholders.

Petro-Canada is one of Canada’s largest oil and gas companies, operating in both the upstream and the downstream sectors of the industry in Canada and internationally. We create value by responsibly developing energy resources and providing world class petroleum products and services. Our shares trade on the Toronto Stock Exchange (TSX) under the symbol PCA and on the New York Stock Exchange (NYSE) under the symbol PCZ.

1
References to first quartile operations in this report do not refer to industry-wide benchmarks or externally known measures. The Company has a variety of internal metrics which define and track first quartile operational performance.

1

We see an energy sector with continued price volatility and many players pursuing a limited number of opportunities.

We know energy supply and demand will connect across greater distances and use new technologies.

We have a breadth of operational skills, an international presence and a rich portfolio of growth projects.

WE BELIEVE IN OUR INTEGRATED MODEL
because it gives us greater flexibility to grow

2

BUSINESS UNITS AT A GLANCE 1

FAST FACTS
▪	headquartered in Calgary, Alberta, with almost 5,000 employees around the world;
▪	upstream production of 425,000 barrels of oil equivalent per day (boe/d)[2] in 2005 with forecasted production estimated to range from 365,000 boe/d to 390,000 boe/d3 in 2006; and
▪	refined petroleum product sales of 52,800 cubic metres per day (m3/d) in 2005.

North American Natural Gas

We explore for and produce natural gas, crude oil and natural gas liquids (NGL) in Western Canada and the United States (U.S.) Rockies.

In 2005, we produced 668 million cubic feet per day (MMcf/d) of natural gas (111,000 boe/d) and 14,700 barrels per day (b/d) of crude oil and NGL.

We are positioning this part of our business for the long term. First, North American Natural Gas is shifting to unconventional production, targeting 50% of production from unconventional sources by 2010. Second, we are advancing long-term supply opportunities, including an increased focus on exploration and building positions in Alaska and the Mackenzie Delta/Corridor in advance of pipeline developments. Third, Petro-Canada is developing plans for a liquefied natural gas (LNG) re-gasification plant in Quebec, jointly with TransCanada PipeLines Limited. This project links to efforts in International to establish LNG supply arrangements in Russia.

Gord Broderick is the gas plant operator at the Wildcat Hills gas plant in the Foothills of Alberta.

East Coast Oil

Petro-Canada participates in every major oil project off Canada’s East Coast.

We operate and hold the largest interest (34%) in Terra Nova. We also hold a 20% interest in nearby Hibernia and a 27.5% interest in White Rose. Terra Nova and White Rose oil flows from wells on the seabed into Floating Production Storage and Offloading vessels (FPSOs). Hibernia produces oil from a concrete gravity base structure. East Coast Oil production averaged 75,300 boe/d in 2005.

The East Coast Oil business strategy is to sustain profitable production above current levels into the next decade. It is anticipated that this will be achieved by adding production from reservoir extensions and satellite tie-ins, and by working to advance the Hebron project, an oilfield in which Petro-Canada holds a 23.9% interest.

Darlene Lewis is an offshore scheduler on the Terra Nova installation off the coast of Newfoundland and Labrador.

1	All production is stated before royalties, unless otherwise indicated.
2	Includes production from mature Syrian producing assets which contributed 70,100 boe/d in 2005. These assets were sold in January 2006.
3	Adjusted to reflect the sale of Syrian producing assets.

3

Oil Sands

We have extensive mining and in situ oil sands holdings, several of which are expected to be integrated with our Edmonton refinery in the future.

Our 12% interest in the Syncrude mining operation delivered production of 25,700 b/d in 2005. We also are a 55% owner and operator of the Fort Hills Oil Sands mining and upgrading project, which has regulatory approval to produce 190,000 b/d of bitumen.

MacKay River is our 100% owned and operated in situ project, which produced 21,300 b/d in 2005 and is expected to reach plateau production of 27,000 b/d to 30,000 b/d by year-end 2006. A MacKay River in situ expansion project is being evaluated, with potential for first production by the end of the decade and peak production of an additional 40,000 b/d to follow.

We are converting the conventional crude oil train at our Edmonton refinery to upgrade and refine oil sands feedstock from northern Alberta by 2008. With our Fort Hills partners, we also plan to build an upgrader near Edmonton to process Fort Hills bitumen into light synthetic crude oil.

Tshitende Kasongo is a senior process engineer at the MacKay River in situ plant in northern Alberta.

International

The International business unit is focused on new growth opportunities and on production in three main regions:

• Northwest Europe - We produced 44,600 boe/d from the United Kingdom (U.K.) and the Netherlands sectors of the North Sea. We anticipate our 29.9% interest in the Buzzard field in the U.K. North Sea will add plateau production of about 60,000 boe/d in late 2007.

• North Africa/Near East - Petro-Canada produced about 119,900 boe/d in Syria and Libya in 2005 (49,800 b/d without Syria). While the Company sold its mature producing interests in Syria in January 2006, we are pursuing other opportunities in Syria.

• Northern Latin America - We have a 17% interest in the North Coast Marine Area 1 natural gas development in Trinidad and Tobago, which produced about 72 MMcf/d (12,000 boe/d) in 2005. We are also pursuing exploration in our operated Trinidad and Tobago acreage and the development of the La Ceiba oil project in Venezuela.
Olga Mazurova is the public relations specialist in the Moscow business development office.

Downstream

Petro-Canada is Canada’s second-largest downstream company with refining and supply operations, retail and marketing networks, and a specialty lubricants business.

We have refineries in Edmonton, Alberta and Montreal, Quebec. In 2005, these refineries accounted for 13% of Canada’s refining capacity. In 2006, we expect to progress the conversion of our Edmonton refinery to process oil sands feedstocks and are considering the potential for a new coker at Montreal.

We are “Canada’s Gas Station,” with a network of more than 1,500 retail and wholesale outlets across Canada. In 2005, we sold about 16% of all petroleum products sold in Canada.

At our Mississauga, Ontario lubricants plant, crude oil feedstock is refined to produce pure lubricating oil-based stocks and other specialized products. In 2005, 73% of production went into higher-margin product segments. Our goal in 2006 is to sell 75% of our volumes into more profitable, specialized segments.

Dale McDougall is the owner/operator at the PETRO-PASS station in Edmonton, Alberta.

4

Financial and Operating Highlights

	2005	2004	2003	2002	2001
Operating earnings from continuing operations ($ millions)	2,148	1,829	1,267	997	894
Cash flow from continuing operating activities before changes in non-cash working capital ($ millions)	3,787	3,425	3,042	2,063	1,584
Expenditures on property, plant and equipment and exploration from continuing operations ($ millions)	3,560	3,893	2,142	1,685	1,577
Debt-to-debt plus equity (%) [1]	23.5	22.8	22.7	35.1	22.7
Debt-to-cash flow (times)	0.8	0.8	0.7	1.5	0.9
Operating return on capital employed (%) [1]	19.8	18.8	16.1	14.5	15.8
Upstream proved reserves (millions of barrels of oil equivalent - MMboe) [1,2,3]	1,232	1,214	1,220	1,290	821

1	Includes results from discontinued operations.
2	Before royalties.
3
Where the term barrels of oil equivalent or boe is used in this document it may be misleading, particularly if used in isolation. A boe conversion ratio of six Mcf: one bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

AND IT DELIVERS RESULTS.

Record operating earnings and cash flow in 2005 were driven by strong commodity prices and refining margins, as well as solid overall operations.

5

FOR SHAREHOLDERS, OUR PRIORITIES ARE CLEAR…

TO INCREASE PORTFOLIO VALUE…

In the upstream businesses, we have assembled a total estimated resource base of more than 15 billion boe, giving us plenty of flexibility and scope to grow. Not only are we adding volumes, but the barrels are more profitable and produced from longer-life assets. We sold mature Syrian assets and are replacing them with more profitable barrels from Canada and the North Sea. Our proved plus probable reserves life index increased to 14.7 years in 2005, compared to 13.5 years in 2004.

In the Downstream, we’re targeting a 12% mid-cycle return on capital employed (ROCE) on an expanded capital base. In 2000, we started at an 8% mid-cycle ROCE and, at the end of 2005, we moved up to just over 10% due to improvements to base business profitability. Investments in higher return projects, such as refinery upgrading and yield improvements, will help us achieve our 12% ROCE target.

AND TO RETURN CASH.

We are using our Normal Course Issuer Bid (NCIB) program to buy back Petro-Canada shares. In 2005, we purchased 8.3 million shares, or about 2% of our public float. Subject to business conditions and opportunities, we expect to use most of the proceeds from the sale of the mature Syrian assets to buy back shares in 2006. We also increased our cash dividend by 50% in 2004 and 33% in 2005, and will continue to re-evaluate our dividend policy

In five years, the Company has delivered superior shareholder returns with a 21% compounded annual growth rate in share price. In our opinion, we lagged our peers in the last two years primarily due to declining production. In 2006, upstream production is set to return to growth.

6

WE ARE AT A VERY POSITIVE INFLECTION POINT.

Over 85% of our 2006 capital program for continuing operations of $3.4 billion is focused on delivering growth and improving base business profitability. We are financially disciplined, and anticipate that our investing will be covered by forecasted operating cash flow. If we have additional cash flow in 2006, we can weigh the benefits of pursuing additional buiness opportunities or providing additional cash to shareholders. If the business environment produces less cash than expected or a strong opportunity comes along, we have the balance sheet strength to be flexible.

The result of our capital program and our work to date is that, in the next three years, we anticipate that upstream projects will deliver average annual production growth of 8% to 11%. We are also starting to build the second wave of upstream projects for production growth beyond 2008. We plan to develop our resources, add exploration successes and further business development initiatives.

By mid-year 2006, the Downstream business is expected to complete regulatory projects, such as diesel desulphurization, to produce cleaner-burning fuels. This will allow the business to shift investment to growth by converting the Edmonton refinery to run oil sands feedstocks, looking at the potential to add a coker at Montreal, de-bottlenecking the lubricants plant and introducing innovative marketing programs in our retail business.

WE ARE STEADILY REPLACING RESERVES.

Due to the nature of our upstream portfolio and the attributes of our probable reserves, we believe a combination of proved plus probable reserves provides a better perspective of our reserves. Our goal is to more than replace all our proved and probable reserves over a five-year cycle through exploration, development and acquisition. For the period ended December 31, 2005, we exceeded our goal by replacing 195%1 of proved and probable reserves on a five-year cycle.

1
The reserves replacement ratio is calculated by dividing the year-over-year net change in reserves, before deducting production, by the annual production over the same time period. The reserves replacement ratio is a general indicator of the Company’s reserves growth. It is only one of a number of metrics which can be used to analyse a company’s upstream business.

7

Petro-Canada’s President and Chief Executive Officer

A Conversation With Ron Brenneman

As a medium-sized, integrated Canadian energy company, you are relatively unique. What are the advantages?

From a size point of view, we have the heft to take on big projects but, still, smaller projects can make a difference. Our five business areas give us flexibility - in sourcing the skills for diverse growth projects, in our capacity to work across businesses and in our ability to move capital around based on the business environment. As well, the Canadian calling card is a real positive for us. People who have never dealt with us generally start with the impression that, as a Canadian company, we’re solid operators with good values.

For five years, your strategy has been to improve base business profitability and deliver profitable growth. Do you think this strategy has been successful?

I think our strategy has always been right. This is shown by the fact that our upstream production is turning the corner and the fact that the Downstream business is much stronger than it was five years ago. This is a long-term strategy, though, so it can take some time for the results to become evident. If anything, I think we could have done a better job communicating our strategy - our long-term thinking and how the pieces fit together. We’re getting better at that now, but it has taken some time.

Your share price has increased significantly since 1999, but still seems a bit behind the pack. Why is this and what do you think needs to happen?

More than anything, we just need to stick to our strategy. What I hear from the market is they think we have a great portfolio of projects to add shareholder value; they’re just waiting for us to bring them on and make them real. It’s like in the Jerry Maguire movie, there is a “show me the money” mindset, which is understandable. So our task is to stay focused and ensure top-notch execution.

The energy industry, including Petro-Canada, has had a record financial year. While good for shareholders, other groups, such as gasoline buyers, are concerned. How do you balance these different interests?

It is true. Customers have certainly seen higher prices at the gas pumps. This reflects the global energy picture, where demand is rising and supply opportunities are limited. Our job is to bring on new sources of supply, while managing higher industry-wide cost pressures. Over the next three years, we plan to use most of our capital to bring on more supply.

8

Were you pleased with your operations in 2005? What were the highlights and where do you see room for improvement?

Yes, we made great strides last year. Total recordable injury frequency went down by 18% and environmental exceedances dropped by 38%. Reliability at our operated facilities was up substantially. All of this is a work in progress, of course, as the lubricants fire reminded us earlier in 2006. For example, we need to finish the big turnaround at Terra Nova in 2006. As well, there’s more work to be done on employee and contractor safety. I continue to believe strongly that a Zero Harm work place is achievable - we have proven it at several of our facilities.

You have a lot of projects to bring on over the next few years. What are the critical factors for Petro-Canada to be successful?

Disciplined execution and leadership at all levels of the organization are going to be key. We’ll have to keep a constant watch on our projects to make sure they come in on time, on budget and in a safe way. As well, we need good people, including those working at Petro-Canada today and many more to help us grow. Late in 2005, we reorganized our executive team to dedicate a vice-president to the environment, health and safety area, and another to focus on the human resource challenge. These areas are critical to us going forward.

Developing energy resources is increasingly impacting the environment and communities. What is Petro-Canada's approach?

These comments are true and rightfully concerning. Our approach is to evaluate, in the early stages, the social and environmental impacts of projects over the life of the facility. We seek out stakeholders in this process to get their input and hear what sensitivities they may have to our projects. Then we try to reduce the impacts and look for upside opportunities. It’s a pretty basic approach, one that recognizes our licence to operate relies on working well with others.

Why does Petro-Canada continue to be such a big supporter of the Olympic movement?

The Olympics are part of Petro-Canada’s heritage and we continue to see the value of providing grassroots support. We’ve helped thousands of athletes and coaches since 1988 when we organized the torch relay for the Winter Olympic Games in Calgary. As the national oil and gas partner, we’ll continue to do our part, supporting our Olympic and Paralympic Teams and helping host the 2010 Winter Olympic and Paralympic Games in Vancouver and Whistler.

As an international company, how do you maintain your values when working with governments and companies with different cultures?

Even with different cultures, I’d have to say that the governments and companies we work with around the world have basically the same idea of principled operations. For us, it’s pretty simple. We tell potential partners up front how we conduct business and, if there isn’t a match, we don’t proceed. We also set up operating agreements that embed our principles in the areas of business conduct, community, environment, and working conditions and human rights. So, there are checks and balances.

Your annual report theme is “we believe.” Why do you believe in Petro-Canada?

For me, a company you can believe in is like a trustworthy person. You need a solid foundation, and I think Petro-Canada has this with the integrated business model and great assets from which to grow. A trustworthy person often has a clear plan, and I think we have a focused and defined strategy to help us grow. And third, a trustworthy person needs to have principles, skills and commitment. I know this about Petro-Canada employees, and you can meet some of them in this report. They’re only a handful of nearly 5,000 committed, principled people, not to mention thousands of contractors working on our behalf. They are why I believe in Petro-Canada.

9

“I like Petro-Canada because it is such a diverse company. With all kinds of operations, there is lots of opportunity to be transferred anywhere in Canada or around the world.”
- Barbara Scott, Process Operator, MacKay River In Situ, Northern Alberta, Oil Sands

10

We see an energy sector requiring significant investment to meet increasing demand.

We know growth is mandatory if we want continued success.

We understand our pursuit of new opportunities must be strategic.

WE BELIEVE
our focus on operated, long-life assets will deliver long-term shareholder value.

At Petro-Canada, we’re not unlike any other company that wants to grow profitably with a focus on long-life assets that we operate. Long-life assets have significant benefits. In the upstream, they get you off the treadmill of constantly trying to replace production from smaller reserves. At our size, material reserves and significant projects are needed to make a difference. Then, once we have the infrastructure in place, it’s more efficient to expand long-life assets. Being an operator also has advantages. We further develop our skills so we can leverage them in other projects. We have more control over the pace of development. And we create a presence in an area which makes it easier for us to grow. Our portfolio is filled with operated, long-life assets but that does not mean that, at the right time, Petro-Canada would not go after short-term projects where we see value, or after interests in other projects where we are not the operator. We see the balance. It just means that, given today’s aggressive market and our unique breadth of skills, the best strategy for Petro-Canada to achieve profitable growth is to develop and operate long-life assets.

11

DELIVERING PROFITABLE GROWTH WITH A FOCUS ON OPERATED, LONG-LIFE ASSETS

BY ACQUIRING AND DIVESTING ASSETS
2005 PROGRESS
▪	secured a 55% interest and operatorship of Fort Hills Oil Sands mining and upgrading project with regulatory approval for production of 190,000 b/d from the mine;
▪	saw White Rose (27.5% interest) commence production with 17,000 b/d to 19,000 b/d (net) at year end; and
▪	sold mature, non-operated Syrian producing assets (70,100 boe/d).

2006 GOALS
▪	select the Fort Hills upgrader location and technology, prepared the Design Basis Memorandum and file a regulatory application in late 2006 or early 2007;
▪	support ramp up of White Rose production to 90,000 b/d (25,000 b/d net) in East Coast Oil;
▪	further International business developments, such as securing LNG supply;
▪	start up Buzzard project in the U.K. sector of the North Sea by year-end 2006; and
▪	receive regulatory approval to build Gros-Cacouna re-gasification terminal in Quebec in partnership with TransCanada PipeLines Limited.

LONG-TERM GOALS
▪	ramp up to 60,000 b/d of plateau production from 29.9% interest in Buzzard project in the U.K. sector of the North Sea in late 2007;
▪	undertake Fort Hills front-end engineering and design in 2007 followed by project sanction, and then add first production in the next three to four years;
▪	support development of Hebron project (23.9% interest), an oilfield with about 580 MMbbls of resources off Canada’s East Coast;
▪	develop Alaska and Mackenzie Delta/Corridor gas resources in phase with pipeline developments; and
▪	secure new International business development opportunities.
 Jocelyn Oulton, Fort McMurray, Oil Sands

BY EXTENDING EXISTING PLATFORMS
2005 PROGRESS
▪	reconfigured Eastern Canada refinery operations to an expanded Montreal hub;
▪	acquired 51% interest in paraxylene facility adjacent to Montreal refinery;
▪	leveraged North Sea infrastructure to add new Pict development (10,000 b/d);
▪
increased gross life-of-field estimates at all East Coast Oil platforms: Hibernia from 940 million barrels (MMbbls) to 1,200 MMbbls, Terra Nova from 410 MMbbls to 440 MMbbls and White Rose from 200 MMbbls to 232 MMbbls;

▪	continued shift to unconventional gas through drilling of coal bed methane and tight gas in the U.S. Rockies and shallow gas in southeast Alberta;
▪	purchased Dover facility and leases adjacent to existing MacKay River in situ plant;
▪	filed commercial application for the MacKay River expansion project with provincial regulators; and
▪	increased Syncrude life-of-field estimates by 126 MMbbls (net) in recognition of the 50 years of life in the mine plan.

2006 GOALS
▪	add production from Far East Block at the Terra Nova field;
▪	start up De Ruyter (10,000 boe/d), building on experience from Hanze platform in the Netherlands sector of the North Sea;
▪	start up Syncrude Stage III expansion to increase production capacity by 14,000 b/d (net) following a ramp up period of two to three years;
▪	steam and begin producing new well pad at MacKay River to increase production to 27,000 b/d to 30,000 b/d by year end;
▪	expand lubricants plant capacity by 25% through de-bottleneck project;
▪	examine the potential for a new coker at the Montreal refinery; and
▪	expand capability to produce more diesel for cold weather applications at the Montreal and Edmonton refineries.

LONG-TERM GOALS
▪	convert conventional crude oil train at the Edmonton refinery to run oil sands feedstocks by 2008;
▪	double North Sea production to more than 100,000 b/d by 2008;
▪	bring on potential in situ expansion project at MacKay River by the end of the decade, with peak production of an additional 40,000 b/d to follow;
▪	shift North American Natural Gas production to 50% unconventional gas by 2010; and
▪	add reservoir extensions and satellite tie-ins at East Coast Oil platforms.
 Adelino Saragoca, Montreal, Downstream

BY BUILDING A BALANCED EXPLORATION PROGRAM
2005 PROGRESS
▪	discovered Saxon oilfield in the North Sea, a Pict-sized field that could be onstream in the second half of 2007;
▪	recovered oil at an exploration well known as 13/27a, which is northwest of the Buzzard field;
▪	appraised the Danish Hejre oil discovery in which we have a 25% interest;
▪	was awarded eight blocks in the 23rd licensing round in the U.K. sector of the North Sea;
▪	expanded Libyan exploration to sustain production at existing concessions;
▪	completed seismic programs in Syria, Algeria and the Netherlands;
▪	signed a reconnaissance licence in Morocco;
▪	signed agreements for three offshore blocks in Trinidad and Tobago, and started seismic acquisition;
▪	was awarded five licences, two as operator, in Norway;
▪	increased our joint land position with a partner in Alaska to 2.5 million acres; and
▪	added two exploration licences in the Mackenzie Corridor and one exploration licence in the Jeanne D’Arc Basin offshore Newfoundland and Labrador.

2006 GOALS
▪
conduct 11-well drilling plan in the Northwest Europe and North Africa/Near East regions, and an extensive seismic program in the U.K. sector of the North Sea, and Trinidad and Tobago to firm up prospects for future drilling;

▪	further lower-risk exploration in the North Sea and moderate risk targets in Syria, Algeria and Libya;
▪	develop higher prize prospects in Trinidad and Tobago; and
▪	advance exploration prospects in the Mackenzie Delta/Corridor and Alaska.

LONG-TERM GOALS
▪	continue to build a sizable and balanced-risk exploration program.
 Simon Barkham, Libya, Interanational

CRITICAL SUCCESS FACTORS

To achieve our 2006 goals, there are a number of things we need to do right. They include maintaining co-operative relationships with joint venture partners, governments, regulators, communities and other interested parties. We also need to make sure we continue to be financially disciplined, especially as oil and gas assets are being bought and sold for premium prices. Another important factor will be managing industry-wide cost pressures and applying strong project management. Perhaps the number one factor critical to our ongoing growth will be our ability to retain and attract skilled labour in an extremely tight market.

12

MILESTONES

Q1 2005	▪ purchased Dover facility and leases; ▪ secured Fort Hills interest and became operator; and ▪ acquired paraxylene facility interest.
Q2 2005	▪ completed Eastern Canada refinery consolidation
Q3 2005	▪ achieved first oil at North Sea Pict development; and ▪ added Fort Hills mining parter, Teck Cominco Limited.
Q4 2005	▪ achieved first oil at White Rose; and ▪ agreed to sell mature Syrian assets.

Q1 2006	▪ select Fort Hills upgrader location and technology; and ▪ bring on Far East production at Terra Nova.
Q2 2006	▪ ramp up White Rose production; and ▪ add production from Syncrude Stage III expansion.
Q3 2006	▪ de-bottleneck lubricants plant.
Q4 2006	▪ receive regulatory decision on Gros-Cacouna project; ▪ achieve plateau production at MacKay River; and ▪ start up North Sea developments (De Ruyter, L5b-C and Buzzard).

GOALS

2007	▪ file Fort Hills regulatory application; and ▪ ramp up Buzzard project.
2008	▪ complete Edmonton refinery conversion.
2009	▪ potentially build Montreal coker; ▪ start up LNG projects; and ▪ add production from Hejre in the North Sea.
2010 +	▪ achieve 50% of North American Natural Gas production from unconventional sources; ▪ start production from MacKay River expansion, Fort Hills, Hebron and Far North resources.

13

“I’m pretty proud of the fact that, last year, we drilled more than 200 coal bed methane wells. I believe in Petro-Canada because it’s a really proactive company.”
- Larry Curtis, Project Manager, Powder River Basin, Gillette, Wyoming, North American Natural Gas

14

We know
our future success will only be as good as how we operate our businesses today.

We see
a competitive environment where excellence in implementation is key.

We have
a track record of being an able operator of large, complex projects.

WE BELIEVE
our assets have the potential to operate at first quartile levels.

We’re a respected operator with a remarkably diverse set of skills for a mid-sized company. Our employees helped pioneer oil sands technology, established a track record of producing and marketing North American gas, participated in every major offshore project in Eastern Canada, conducted large refinery projects safely and on schedule, developed an international presence and re-branded “Canada’s Gas Station.” We’re proud of these successes, but we aren’t resting on our laurels because, to take the big steps to grow, we must make sure our daily operations are solid. Some of these actions will be notable, like our work to improve reliability at Terra Nova in East Coast Oil. Most of these actions, however, will be small steps. These include constantly improving our facilities, and encouraging our joint venture partners to do the same. It is a culture where employees admit errors and correct them, and cost-consciousness continues even when commodity prices are high. It is a clear expectation from the very top of the Company that projects come in on time and on budget. It is listening to customers to understand what products and services they want. It is a deep determination among employees to persevere through the day-to-day challenges because they have pride in Petro-Canada being a top-quality operator.

15

DRIVING FOR FIRST QUARTILE OPERATION OF OUR ASSETS

BY IMPROVING RELIABILITY
2005 PROGRESS
▪	improved overall Downstream plant reliability index rate[1] to 93 in 2005, compared to 80 in 2004;
▪	saw MacKay River reliability increase from 79% in 2004 to nearly 98% in 2005;
▪	participated in peer benchmarking studies for North Sea producing facilities;
▪	delivered Western Canada natural gas processing facility reliability of greater than 98%; and
▪	conducted first stage of work to improve Terra Nova facility reliability, moving from 80% to 90% after the fall turnaround.

2006 GOALS
▪	conduct the second stage of reliability improvements at Terra Nova with a 70- to 90-day turnaround to reach first quartile reliability levels;
▪	sustain excellent reliability performance at MacKay River, while bringing on production from a new well pad;
▪	improve major turnaround management and achieve reliability rate approaching 99% in North American Natural Gas;
▪	conduct North Sea Triton FPSO de-bottlenecking study; and
▪	make capital improvements to maintain or increase reliability at all three Downstream plants.

LONG-TERM GOALS
▪	strive for first quartile reliability levels.
 Ken Glasgow, Terra Nova, East Coast Oil

BY REDUCING COSTS
2005 PROGRESS
▪	reduced MacKay River operating costs by 22%;
▪	consolidated Eastern Canada refineries to improve long-term efficiency and capital allocation;
▪	renewed the Henry Goodrich drilling rig contract in East Coast Oil at competitive day rates; and
▪	managed North American Natural Gas costs by pre-ordering all compressor packages for 2006 program.

2006 GOALS
▪	further reduce controllable operating costs at MacKay River;
▪	reduce the energy intensity index[2] at the lubricants plant for improved energy efficiency;
▪	continue to manage North American Natural Gas costs through strategic alliances and preferred suppliers;
▪	invest in maintenance and repairs at Terra Nova for longer-term efficiency benefits; and
▪	secure rig for Northwest Europe drilling program on competitive terms.

LONG-TERM GOALS
▪	manage capital and operating costs within budgets and expected cash flow despite industry-wide pressure.
 Colleen Stevenson, Oakville, Environment, Health, Safety and Security
BY INTRODUCING BETTER PRODUCTS AND SERVICES

2005 PROGRESS
▪	increased convenience store sales by 10% in 2005 compared to 2004, and same store sales by 5% over the same period; and
▪	improved 2005 lubricants high-margin sales mix by 9%, resulting in 73% of sales going into high-margin markets.

2006 GOALS
▪	increase sales mix of higher-margin lubricants products to 75%; and
▪	introduce innovative marketing concepts to grow sales of non-petroleum products.

LONG-TERM GOALS
▪	continue to improve higher-margin lubricants sales mix; and
▪	continue to grow sales of non-petroleum products.
 Francis Llarena, Montreal, Downstream

1
Throughout this Report, we refer to reliability rates and/or indices within the five business units. These reliability measures are calculating using internal methods that vary among the business units and take various factors into account. There are no existing external or industry-wide standards used in calculating reliability rates and, therefore, our resulting calculations are not necessarily comparable to other companies in the oil and gas industry.

2	A measure used to gauge energy efficiency by equating the amount of energy used to the level of production.

16

CRITICAL SUCCESS FACTORS

Meeting our goal to be a first quartile operator will depend on a number of key factors. We must maintain co-operative relationships with suppliers given high demand and increasing cost pressures. We will also have to make sure we retain and attract employees given the shortage of skilled labour for most projects. We have to continue to balance the benefit of cost reductions with project quality and timing. And we must work co-operatively with governments, regulators, customers and communities to find mutually beneficial solutions.

IMPROVING MONTREAL REFINERY RELIABILITY

In recent years, Montreal refinery reliability was low due to unplanned shutdowns on secondary gasoline production units. We developed an action plan to upgrade equipment, improve maintenance and operating processes, and increase training. In 2005, significant upgrades were implemented during the turnaround, including replacing the recycle gas compressor. Additional equipment upgrades are planned for 2008. In the meantime, we’ve improved maintenance and operations processes and completed more operator training. The result was that the refinery ran at a utilization rate of 95% in 2005, significantly contributing to improved Downstream earnings.

MAKING IN SITU WORK

In situ technology and operations are relatively new. Like others, we’re learning ways to sustain reliable production and maintain cost effective operations. Our efforts to date have been largely focused on improving reliability. As a result, we increased MacKay River reliability from 79% in 2004 to nearly 98% in 2005. Four factors drove this success. We had no major unplanned events requiring a shutdown. We significantly improved produced water treating and avoided outages at the cogeneration facility. We installed and operated spare heat exchangers so we could do maintenance without affecting production. Finally, we developed the capability of employees in key areas of the operation. During 2006, we will concentrate on reducing controllable operating costs and integrating a new well pad to increase production to an estimated range of between 27,000 b/d and 30,000 b/d by year end.

GETTING TERRA NOVA TO FIRST QUARTILE

Since startup in 2002, the reliability of our Terra Nova FPSO has been of concern to us. Part of this is due to the gas compression system, a challenging part of any offshore platform. We also made design decisions when we built Terra Nova which affect how much maintenance we can do at any one time. In 2005, we did a number of smaller fixes and then conducted a major turnaround in the fall. This successful turnaround increased reliability from 80% to 90%. In July 2006, we plan to start a 70- to 90-day turnaround, which includes a month in dry dock. More than half of the work is anticipated to be related to regulatory vessel inspections required on a five-year cycle. The balance will include upgrading the gas compression system and adding beds to the FPSO so we can do more ongoing maintenance, inspections and repairs while at sea. This work will establish a basis for first quartile reliability for the remainder of the field’s life.

17

“Petro-Canada is a great company to work for because of the opportunities to learn and the excellent people. The quality of the people was the thing that most impressed me about the Company when I first arrived here, and it’s the thing that still impresses me the most today.”
- David Quinn, Marketing Analyst, Natural Gas Marketing, Calgary, Alberta, North American Natural Gas

18

We have a reputation for being a financially disciplined company.

We understand the volatility of commodity prices must be balanced with fiscal prudence.

We keep an eye on the big picture when making decisions on our use of cash.

WE BELIEVE
in maintaining a solid balance sheet for financial flexibility.

An observer might suggest $55 per barrel of oil and $10 per gigajoule of natural gas give Petro-Canada ample impetus to loosen the purse strings. High commodity prices are a mixed blessing. They certainly had a positive impact on our 2005 financials. It’s just that we think more unexpected commodity price swings will come. It’s also a double-edged sword. Higher priced crude oil decreases gasoline margins. It’s more expensive to make steam (from gas-fired generators) to run our in situ operations. There is also a tremendous increase in capital and operating costs as more projects become economic, and competition among companies to get limited supply increases. Equipment and service costs are up about 15% from last year, while land sales are going for record prices. Offshore drilling rig rates are two to three times what they were a year ago. So, while others may be ramping up their spending, we’re holding the line on our capital investments, building in higher operating costs only where necessary and cutting out expensive, non-essential work. As an integrated company, we’re fortunate to have lots of flexibility. Although we are developing many growth projects, no one project or business demands all our cash. We can strategically time our investments. If we have more cash than expected, we’ll look at the best option to create shareholder value - other growth opportunities, share buyback programs or dividends. Bottom line, we have no plans to change our financial discipline.

19

MAINTAINING FINANCIAL DISCIPLINE AND FLEXIBILITY

BY BEING ABLE TO FUND EXISTING OPERATIONS FROM CASH
2005 PROGRESS
▪	achieved record cash flow from continuing operations of $3.8 billion;
▪	fully funded a capital expenditure program from continuing operations of $3.6 billion from cash flow;
▪	ended the year with cash and cash equivalents of $789 million; and
▪	maintained credit ratings on unsecured long-term debt securities of Baa2 from Moody’s Investor Services, BBB from S&P and A (low) from Dominion Bond Rating Service.

2006 GOALS
▪	fund $3.4 billion capital expenditure program from expected cash flow;
▪	manage operating and capital costs within budgets; and
▪	ensure credit ratings remain strong.

LONG-TERM GOALS
▪	increase shareholder value by funding the capital expenditure program and profitable growth opportunities;
▪	maintain capital program in the $3 billion to $3.5 billion range for the next couple of years; and
▪	ensure cost-conscious approach to capital and operating costs.
 Irene George, London, International

BY HAVING THE FINANCIAL FLEXIBILITY TO FUND GROWTH
2005 PROGRESS
▪	ended the year with debt levels at 23.5% of total capital and a ratio of 0.8 times debt-to-cash flow;
▪	issued $600 million US 5.95% notes due May 15, 2035, to repay existing short-term notes payable and for working capital purposes; and
▪	used financial strength to acquire a position in the Fort Hills mining project, additional in situ holdings and an interest in a paraxylene facility.

2006 GOALS
▪	invest in additional growth opportunities when there is a strong business case.

LONG-TERM GOALS
▪	continue to maintain a secondary list of capital projects which can be accessed given the right business conditions; and
▪	maintain a strong balance sheet and keep the capital program at levels which match expected cash flow.
 Carlos Samur, Calgary, Corporate

20

BY PROVIDING CASH TO SHAREHOLDERS THROUGH DIVIDENDS AND SHARE BUYBACK PROGRAMS
2005 PROGRESS
▪	renewed NCIB program in June 2005, entitling the Company to purchase up to 5% of the outstanding common shares, subject to certain conditions;
▪	purchased 8,333,400 common shares at an average price of $41.54/share for a total cost of $346 million;
▪	declared a stock dividend in July 2005, which effectively achieved a two-for-one stock split; and
▪	increased the quarterly dividend paid on October 1, 2005 by 33%, to $0.10/share on a post-stock dividend basis.

2006 GOALS
▪	subject to business conditions and opportunities, use the majority of proceeds from the sale of Syrian assets to buy back shares within our ongoing NCIB; and
▪	regularly review dividend strategy to align with shareholder expectations and financial and growth objectives.

LONG-TERM GOALS
▪	return cash to shareholders through dividends and a share buyback program.
 Blair Wylie, Trinidad and Tobago, International

CRITICAL SUCCESS FACTORS

Continuing to be financially disciplined and flexible will mean we must keep on managing our business for the long term through commodity price cycles. We must continue to ensure we have quality operations and earnings growth over time. In this context, it will also be important to maintain our focus on the priority uses of cash, including funding the capital expenditure program and growth opportunities, and returning cash to shareholders through dividends and share buyback programs. We will keep on fostering a culture of cost management and maintain our strong relationships with creditors, banks and rating agencies

We base our capital program expenditures on expected cash flow to maintain maximum flexibility to react to market conditions and new opportunities.

ENSURING MAXIMUM FLEXIBILITY

We maintain our financial strength and flexibility by targeting a range of debt levels from 25% to 35% of total capital, and a ratio of less than 2.0 times debt-to-cash flow. At year-end 2005, we were in a strong position with a debt-to-total capital ratio of approximately 23.5% and debt-to-cash flow of 0.8 times.

PROVIDING CASH TO SHAREHOLDERS

We increased our dividend payments by 50% in 2004 and 33% in 2005. In terms of share buyback programs, we bought nearly 14 million shares in 2004 and more than eight million shares in 2005. We will continue to evaluate our dividend policy and purchase shares through our NCIB program.

21

“It is exciting to be involved in the formative stages of the Company’s local development. I believe Petro-Canada will be successful because the Company understands the delicate balance between corporate viability and corporate responsibility in the community and in the environment."
- Sita Persad, Administrative Manager, Country Office, Port of Spain, Trinidad and Tobago, International

22

We recognize our operations impact others in many different ways and we always strive to do the right thing.

We adhere to principles which govern our evaluation and actions in response to those impacts.

We know strong corporate governance is essential to create shareholder value and maintain investor confidence.

WE BELIEVE
responsible development and management of our operations is key to working with all stakeholders.

We care as much about how we deliver results as the results themselves. Wherever we operate, we strive to invest and conduct operations in a way that economically rewards those involved, is ethically, socially and environmentally responsible, makes us welcome in the communities, and facilitates economic, human and community development. We have a set of principles which guide how we act relative to business conduct, community participation, the environment, and working conditions and human rights. They are posted, along with our Code of Business Conduct, at www.petro-canada.ca. As well, we subscribe to the International Code of Ethics for Canadian Business, the United Nations Global Compact and the Universal Declaration of Human Rights. We also recognize the importance of strong corporate governance policies and procedures, so we monitor and review them on an ongoing basis and take a “best practices” approach in all our initiatives. A priority in 2005 was to improve safety and environmental performance. We made steps forward, reducing the total frequency of both recordable injuries and environmental exceedances. In 2006, we will continue our efforts to improve safety and environmental performance. While we contribute to many community programs, a highlight in 2005 was Petro-Canada being named the national oil and gas partner, supporting Canada’s Olympic and Paralympic Teams and helping host the 2010 Olympic and Paralympic Winter Games in Vancouver and Whistler.

23

CONTINUING TO WORK AT BEING A RESPONSIBLE COMPANY

BUSINESS CONDUCT
2005 PROGRESS
▪	revised the Policy of the Prevention of Improper Payments and completed employee training;
▪	conducted six Total Loss Management (TLM) audits and implemented TLM standards in the Shared Services units;
▪	responded to concerns from consumers about higher gas pricing with external communications; and
▪	came second in the oil and gas sector according to the Globe & Mail corporate social responsibility ranking index and was recognized for meeting the criteria of the Jantzi Social Index.

2006 GOALS
▪	conduct additional business integrity training related to compliance with U.S. anticorruption and antitrust laws;
▪	strengthen employee, contractor and supplier understanding of Code of Business Conduct expectations; and
▪	conduct third-party review of TLM system and continue annual audits.

OUR PRINCIPLES
▪	comply with all applicable laws and regulations;
▪	apply our Code of Business Conduct wherever we operate; and
▪	seek contractors, suppliers and agents whose practices are consistent with our principles

COMMUNITY
2005 PROGRESS
▪	raised more than $515,000 for disaster relief efforts around the world and donated more than $2.6 million to United Way campaigns in North America;
▪	provided 421 grants of $500 each to non-profit organizations supported by employees and retirees who do community work (more than $1.5 million since 1992);
▪	received British Columbia Collaborative Relationships Award, as nominated by local Aboriginal community leaders; and
▪	held company-wide stakeholder relations workshop to strengthen capability, and developed International stakeholder engagement strategies and processes.

2006 GOALS
▪	advance stakeholder relations processes and capability across the organization;
▪	implement strategy to develop marketable skills among Aboriginal communities and find opportunities for employment; and
▪	complete a strategic review of the community investment program for greater focus and efficiency.

OUR PRINCIPLES
▪	strive within our sphere of influence to ensure a fair share of benefits to stakeholders impacted by our activities;
▪	conduct meaningful and transparent consultation with all stakeholders; and
▪	endeavour to integrate our activities with, and participate in, local communities as good corporate citizens.

24

ENVIRONMENT
2005 PROGRESS
▪	achieved total Canadian greenhouse gas (GHG) emission levels 3% below 2003 levels in 2004. Data for 2005 will be reported in the Report to the Community in mid-2006;
▪	invested $856 million in environmental programs, including $526 million to complete low-sulphur diesel projects in the Downstream;
▪	reduced environmental exceedances by 38% in 2005, down from 45 in 2004 to 28 in 2005;
▪	improved energy efficiency since 1990 by 19% in Downstream and by 41% in the upstream businesses; and
▪	submitted environmental and social impact assessments in support of the MacKay River expansion project, the Cacouna Energy Project and international seismic activities.

2006 GOALS
▪	strengthen internal controls and management practices for GHGs and Criteria Air Contaminants;
▪	develop environmental information management strategy;
▪	broaden application of Life-Cycle Value Assessment tools;
▪	develop corporate water management strategy; and
▪	conduct an environmental and social impact assessment in support of the Fort Hills upgrader.

OUR PRINCIPLES
▪	conduct our activities consistently with sound environmental management and conservation practices;
▪	strive to minimize the environmental impact of our operations;
▪	work diligently to prevent any risk to community health and safety from our operations or our products; and
▪	seek opportunities to transfer expertise in environmental protection to host communities.
 Lynell Crone, Edmonton, Downstream

WORKING CONDITIONS AND HUMAN RIGHTS
2005 PROGRESS
▪
reduced total recordable injury frequency by 18% compared to 2004. Employee recordable injury frequency (per 200,000 person hours) was 0.82 in 2005, compared to 0.68 in 2004 due to more incidents in North American upstream operations. Contractor recordable injury frequency was 1.30 in 2005, compared to 1.97 in 2004 due to better performance at refineries and manufacturing facilities;

▪	held safety forum to strengthen contractor engagement in Zero Harm initiative and engaged more than 700 leaders in a workshop to emphasize leaders’ roles in creating a Zero Harm culture;
▪	conducted nine emergency response exercises to ensure the Company has resources to support on-site emergencies and to work with impacted external stakeholders; and
▪	implemented corporate-wide Guidelines for Security and the Protection of Human Rights.

2006 GOALS
▪	maintain focus on injury reduction;
▪	implement recommendations from our partnership forum with contractors to improve safety performance;
▪	develop new TLM performance indicators;
▪	strengthen processes to transfer and implement learnings from emergency events; and
▪	implement President’s Award to recognize outstanding safety performance achievements.

OUR PRINCIPLES
▪	provide a healthy, safe and secure work environment;
▪	honour internationally accepted labour standards prohibiting child labour, forced labour and discrimination in employment;
▪	respect freedom of association and expression in the workplace;
▪	not be complicit in human rights abuses; and
▪	support and respect the protection of human rights within our sphere of influence.
 Doug Fletcher, Calgary, North American Natural Gas

CRITICAL SUCCESS FACTORS

As we continue to work at being a responsible company, there will be a number of factors which will influence our success. For example, as a diverse company located around the world, we have to continually improve our capabilities, processes and systems to sustain our principles. Also, as we grow into new areas and businesses, we will need to move to a more strategic approach in proactively engaging stakeholders. Attracting and retaining employees will be particularly challenging given the current shortage of skilled labour. We must develop innovative recruiting programs and ensure a safe, healthy and respectful work environment.

CONTINUING OUR OLYMPIC GAMES TRADITION

Petro-Canada has a rich heritage with the Olympic movement going back to our organization of the Olympic Torch Relay during the Calgary Olympic Winter Games in 1988. Since then, we’ve helped thousands of up-and-coming athletes and coaches with grants from our Olympic Torch Scholarship legacy fund. We’re very proud to be named in 2005 as the national oil and gas partner of the 2010 Olympic and Paralympic Winter Games in Vancouver and Whistler. This agreement provides support of $62.5 million through a combination of cash, value-in-kind products and services, and athlete development over seven years. We will also support Canadian athletes and coaches through Olympic and Paralympic sponsorships and programs such as the Petro-Canada Sport Leadership Conference. Our goal is to be the grassroots Olympic Games partner in our communities helping young Canadians achieve their dreams.

EMPLOYEE COMPENSATION BASED ON ACHIEVING GOALS

Our compensation program is intended to attract and retain talented employees, so we must be competitive. Petro-Canada also has a pay-for-performance focus, where employees’ rewards are linked to corporate, business unit and individual contributions. Seventy per cent of the payout under the short-term incentive program is based on achieving goals that are important to Petro-Canada. Only 30% of the payout is based on measures such as overall earnings from operations, which can be affected by uncontrollable external factors such as commodity prices.

25

EXECUTIVE
LEADERSHIP TEAM*

Ron A. Brenneman
President and
Chief Executive Officer

Peter S. Kallos
Executive Vice-President, International

Boris J. Jackman
Executive Vice-President, Downstream

E.F.H. Roberts
Executive Vice-President and Chief Financial Officer

Kathleen E. Sendall
Senior Vice-President,
North American Natural Gas

Brant G. Sangster
Senior Vice-President,
Oil Sands

William A. Fleming
Vice-President,
East Coast Oil

BOARD OF DIRECTORS*

Ron A. Brenneman
President and
Chief Executive Officer,
Petro-Canada

Angus A. Bruneau, O.C.
Chairman of the Board,
Fortis Inc.

Gail Cook-Bennett
Chairperson,
Canada Pension Plan Investment Board

Richard J. Currie, O.C.
Chairman of the Board,
BCE Inc.

Claude Fontaine, Q.C.
Senior Partner,
Ogilvy Renault LLP

Paul Haseldonckx
Corporate Director

Thomas E. Kierans, O.C.
Chairman,
Canadian Journalism Foundations

Brian F. MacNeill, C.M.
Chairman of the Board,
Petro-Canada

Maureen McCaw
Corporate Director.

Paul D. Melnuk
Chairman and
Chief Executive Officer,
Thermadyne Holdings Corporation and
Managing Partner
FTL Capital Partners

Guylaine Saucier, F.C.A, C.M.
Corporate Director

James W. Simpson
Corporate Director

SECRETARY TO THE
BOARD OF DIRECTORS

Hugh L. Hooker
Associate General Counsel and Corporate Secretary

* As of March 7, 2006.

We strive to maintain high standards of corporate governance, with a focus on a strong and diligent Board of Directors and transparency for shareholders. The Corporate Governance and Nominating Committee is responsible for development of, and compliance with, corporate governance policies and procedures. More detailed information on corporate governance can be found on pages 84 to 86 of Petro-Canada’s 2005 Financial Report, the 2006 Management Proxy Circular or in the Investor Centre section of our Web site at www.petro-canada.ca

Along with this 2005 Strategic Overview Report, Petro-Canada publishes a 2005 Financial Report which includes our Management’s Discussion and Analysis, Consolidated Financial Statements and Notes, Operating and Financial Highlights, Reserves Information and Corporate Governance Overview. An online version is available at www.petro-canada.ca. Our annual 2005 Report to the Community is expected to be published in the second quarter of 2006 and will also be available on our Web site.

INVESTOR INQUIRIES Telephone: (403) 296-4040 Fax: (403) 296-3061 E-mail: investor@petro-canada.ca	MEDIA INQUIRIES Corporate Communications Telephone: (403) 296-3648	GENERAL INQUIRIES Petro-Canada P.O. Box 2844 Calgary, Alberta, Canada T2P 3E3 Telephone: (403) 296-8000 Fax: (403) 296-3030 Web site: www.petro-canada.ca

Legal Notice - Forward-Looking Information
 This report contains forward-looking statements. Such statements are generally identifiable by the terminology used, such as “plan,” “anticipate,” “intend,” “expect,” “estimate,” “budget” or other similar wording. Forward-looking statements include, but are not limited to, references to business strategy and goals. future capital and other expenditures, drilling plans, construction activities, refinery turnarounds, the submission of development plans, seismic activity, refining margins, oil and gas production levels and the sources of growth thereof, results of exploration activities and dates by which certain areas may be developed or may come on-stream, retail throughputs, pre-production and operating costs, reserves and resources estimates, reserves life-of-field estimates,, natural gas export capacity and environmental matters. By their very nature, these forward-looking statements require Petro-Canada to make assumptions that may not materialize or that many not be accurate. These forward-looking statements are subject to known and unknown risks and uncertainties and other factors which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such statements. Such factors include, but are not limited to: imprecision of reserves estimates of recoverable quantities of oil, natural gas and liquids from resource plays and other sources not currently classified as reserves; general economic, market and business conditions; industry capacity; competitive action by other companies; fluctuations in oil and gas prices; refining and marketing margins; the ability to produce and transport crude oil and natural gas to markets; the effects of weather and climate conditions; the results of exploration and development drilling and related activities; fluctuation in interest rates and foreign currency exchange rates; the ability of suppliers to meet commitments; actions by governmental authorities, including increases in taxes; decisions or approvals of administrative tribunals; changes in environmental and other regulations; risks attendant with oil and gas operations, both domestic and international; international political events; expected rates of return; and other factors, many of which are beyond the control of Petro-Canada. These factors are discussed in greater detail in filings made by Petro-Canada with the Canadian provincial securities commissions and the U.S. Securities and Exchange Commission (SEC), and the “Risk Management” section of the 2005 Financial Report. Specifically, production may be affected by such factors as exploration success, startup timing and success, facility reliability, gas plant and other facilities shutdowns and turnarounds, success of restarts following turnarounds, reservoir performance and natural decline rates, water handling and production from coal bed methane wells, and drilling progress. Capital expenditures may be affected by cost pressures associated with new capital projects, including labor and material supply, project management, drilling rig rates and availability, and seismic costs.
Statements concerning oil and gas reserves and resource estimates in this report may be deemed to be forward-looking statements as they involve the implied assessment that the resources described profitably produced in the future.

Readers are cautioned that the foregoing list of important factors affecting forward-looking statements is not exhaustive. Furthermore, the forward-looking statements contained in this report are made as of the date of this report, and, except as required by applicable law, Petro-Canada does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this report are expressly qualified by this cautionary statement.

Petro-Canada’s staff of qualified reserves evaluators generates the reserves estimates used by the Company. Our reserves staff and management are not considered independent of the Company for purposes of the Canadian provincial securities commissions. Petro-Canada has obtained an exemption from certain Canadian reserves disclosure requirements to permit it to make disclosure in accordance with SEC standards in order to provide comparability with U.S. and other international issuers. Therefore, Petro-Canada’s proved reserves data and other oil and gas formal disclosure is made in accordance with U.S. disclosure requirements and practices, and may differ from Canadian domestic standards and practices. Where the term barrel of oil equivalent (boe) is used in this report, it may be misleading, particularly if used in isolation. A boe conversion ration of six thousand cubic feet (Mcf); one barrel (bbl) is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

The SEC permits oil and gas companies in their fillings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. The use of terms such as “probable,” “possible,” “recoverable,” or “potential” reserves and resources in this report does not meet the guidelines of the SEC for inclusion in documents filed with the SEC.

26

“Petro-Canada is the kind of company that takes on exciting challenges, rewards performance and has a sincere interest in safety and health. I believe we’ll be successful because we have a long-range plan for growth and profitability, and a process in place to align these plans.”
- Chris Tuepah, Quality Assurance Team Leader, Lubricants Plant, Mississauga, Ontario, Downstream

Design: Bhandari & Plater Inc.
Printing: Transcontinental Printing
Photography: James LaBounty, all photos with the exception of Greg Locke (Terra Nova), Klaas Slot (the Netherlands), David Boughton (London), Shirley Bahadul (Trinidad and Tobago), and Kirill Boutourin (Russia).

This report was printed on paper that is acid-free and recyclable. Inks are based on linseed oil and contain no heavy metals. The printing process was alcohol-free. Volatile organic compounds associated with printing were reduced by 50% to 75% from the levels that would have been produced using traditional inks and processes.

WE BELIEVE
In our strategy
In our people
In our capacity
In our principles
In our future

“Publié également en français”

27

WE BELIEVE

PETRO-CANADA’S 2005 FINANCIAL REPORT

* Marque de commerce de Petro-Canada - Trademark

“As a Canadian, I am proud to work for Petro-Canada because of its strong tie to the country. As well, the Company’s Zero Harm policy is consistent with my personal professional philosophy. I believe Petro-Canada will be successful in the future because of good people, sound management, an ambitious yet achievable vision, and the right timing in the industry.”
- Victor Leung, Industrial Hygienist, Edmonton Refinery, Shared Services

TABLE OF CONTENTS

Legal Notice - Forward-Looking Information
Management’s Discussion and Analysis
Business Environment
Business Environment in 2005
Competitive Conditions
Outlook for Business Environment in 2006
Economic Sensitivities
Business Strategy
Risk Management
Petro-Canada’s Risk Profile
Business Risks
Operational Risks
Foreign Risks
Market Risks
Consolidated Financial Results
Analysis of Consolidated Earnings and Cash Flow
2005 Compared with 2004
Quarterly Information
Liquidity and Capital Resources
Operating Activities
Investing Activities
Financing Activities and Dividends
Upstream
North American Natural Gas
East Coast Oil
Oil Sands
International
Upstream Production
Reserves
Downstream
Shared Services
Financial Reporting
Management, Audit, Finance and Risk Committee, and Auditor Letters
Consolidated Financial Statements and Notes
Reserves of Crude Oil, Natural Gas Liquids, Natural Gas, Bitumen, and Synthetic Crude Oil
Quarterly Financial and Stock Trading Information
Three-Year Financial and Operating Summary
Corporate Governance
Investor Information
Glossary of Terms and Ratios

“Petro-Canada has a clear vision and strategic focus. As individuals, we know what the Company is doing today, where we’re headed and what the expectations are of each one of us. At the same time, we have a lot of fun.”
- Sandra Lord, Contracts Co-ordinator, Natural Gas Marketing, Calgary, North American Natural Gas

WE BELIEVE

In our strategy, our people, our capacity, our principles, and our future.

WE’RE AT A VERY POSITIVE INFLECTION POINT

The year 2005 saw record earnings from operations and cash flow driven by strong commodity prices and refinery margins, as well as solid overall operations. The combination of these factors put Petro-Canada in a very strong financial position.

Looking forward, our upstream projects are expected to deliver average annual production growth from continuing operations of 8% to 11% in the next three years. At the same time, as our Downstream business completes regulatory projects in mid-2006, we intend to shift investment to growth projects, such as converting the Edmonton refinery to run oil sands feedstocks. Further ahead, we are starting to build the second wave of upstream projects for production growth beyond 2008.

Petro-Canada is one of Canada’s largest oil and gas companies, operating in both the upstream and the downstream sectors of the industry in Canada and internationally. We create value by responsibly developing energy resources and providing world class petroleum products and services. Our shares trade on the Toronto Stock Exchange (TSX) under the symbol PCA and on the New York Stock Exchange (NYSE) under the symbol PCZ.

LEGAL NOTICE - FORWARD-LOOKING INFORMATION

This Financial Report contains forward-looking statements. Such statements are generally identifiable by the terminology used, such as “plan,” “anticipate,” “intend,” “expect,” “estimate,” “budget” or other similar wording. Forward-looking statements include, but are not limited to, references to business strategy and goals, future capital and other expenditures, drilling plans, construction activities, refinery turnarounds, the submission of development plans, seismic activity, refining margins, oil and gas production levels and the sources of growth thereof, results of exploration activities and dates by which certain areas may be developed or may come on-stream, retail throughputs, pre-production and operating costs, reserves and resources estimates, reserves, life-of-field estimates, natural gas export capacity and environmental matters. By their very nature, these forward-looking statements require Petro-Canada to make assumptions that may not materialize or that may not be accurate. These forward-looking statements are subject to known and unknown risks and uncertainties, and other factors which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such statements. Such factors include, but are not limited to: imprecision of reserves estimates of recoverable quantities of oil, natural gas and liquids from resource plays and other sources not currently classified as reserves; general economic, market and business conditions; industry capacity; competitive action by other companies; fluctuations in oil and gas prices; refining and marketing margins; the ability to produce and transport crude oil and natural gas to markets; the effects of weather and climate conditions; the results of exploration and development drilling and related activities; fluctuation in interest rates and foreign currency exchange rates; the ability of suppliers to meet commitments; actions by governmental authorities, including increases in taxes; decisions or approvals of administrative tribunals; changes in environmental and other regulations; risks attendant with oil and gas operations, both domestic and international; international political events; expected rates of return; and other factors, many of which are beyond the control of Petro-Canada. These factors are discussed in greater detail in filings made by Petro-Canada with the Canadian provincial securities commissions and the United States (U.S.) Securities and Exchange Commission (SEC) and the “Risk Management” section of this report. Specifically, production may be affected by such factors as exploration success, startup timing and success, facility reliability, gas plant and other facilities shutdowns and turnarounds, success of restarts following turnarounds, reservoir performance and natural decline rates, water handling and production from coal bed methane wells, and drilling progress. Capital expenditures may be affected by cost pressures associated with new capital projects, including labour and material supply, project management, drilling rig rates and availiability, and seismic costs.

Statements concerning oil and gas reserves and resource estimates in this report may be deemed to be forward-looking statements as they involve the implied assessment that the resources described can be profitably produced in the future.

Readers are cautioned that the foregoing list of important factors affecting forward-looking statements is not exhaustive. Furthermore, the forward-looking statements contained in this report are made as of the date of this report, and, except as required by applicable law, Petro-Canada does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this report are expressly qualified by this cautionary statement.

Petro-Canada’s staff of qualified reserves evaluators generates the reserves estimates used by the Company. Our reserves staff and management are not considered independent of the Company for purposes of the Canadian provincial securities commissions. Petro-Canada has obtained an exemption from certain Canadian reserves disclosure requirements to permit it to make disclosure in accordance with SEC standards in order to provide comparability with U.S. and other international issuers. Therefore, Petro-Canada’s proved reserves data and other oil and gas formal disclosure is made in accordance with U.S. disclosure requirements and practices, and may differ from Canadian domestic standards and practices. Where the term barrel of oil equivalent (boe) is used in this report, it may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet (Mcf): one barrel (bbl) is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

The SEC permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. The use of terms such as “probable,” “possible,” “recoverable” or "potential” reserves and resources in this report does not meet the guidelines of the SEC for inclusion in documents filed with the SEC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (MD&A), dated effective as of February 9, 2006, should be read in conjunction with the audited Consolidated Financial Statements and Notes for the year ended December 31, 2005, included in the 2005 Financial Report and the 2005 Annual Information Form. Financial data has been prepared in accordance with Canadian generally accepted accounting principles (GAAP), unless otherwise specified. All dollar values are Canadian dollars, unless otherwise indicated. All oil and natural gas production and reserves volumes are stated before deduction of royalties, unless otherwise indicated. Graphs accompanying the text identify our “value drivers,” the key measures of performance in each segment of our business. A glossary of financial terms and ratios can be found on page 88 of this report.

NON-GAAP MEASURES

Cash flow, which is expressed before changes in non-cash working capital, is used by the Company to analyse operating performance, leverage and liquidity. Operating earnings, which represent net earnings excluding gains or losses on foreign currency translation, disposal of assets and unrealized gains or losses on the mark-to-market of the derivative contracts associated with the Buzzard acquisition, are used by the Company to evaluate operating performance. Cash flow and operating earnings do not have a standardized meaning prescribed by Canadian GAAP and, therefore, may not be comparable with the calculation of similar measures for other companies. For reconciliation of the operating earnings and cash flow amounts to the associated GAAP measures, refer to the tables on pages 10 and 12 respectively, of this MD&A.

BUSINESS ENVIRONMENT

Economic factors influencing Petro-Canada’s upstream financial performance include crude oil and natural gas prices, and foreign exchange, particularly the Canadian dollar/U.S. dollar rates. Prices for energy commodities are affected by a number of factors, including supply and demand balance, weather and political events. Factors influencing Downstream financial performance include the level and volatility of crude oil prices, industry refining margins, movements in crude oil price differentials, demand for refined petroleum products and the degree of market competition.

BUSINESS ENVIRONMENT IN 2005

The year 2005 established another milestone in the history of commodity prices. The price of light crude, North Sea Brent (Brent) and West Texas Intermediate (WTI), and of North American natural gas reached new peaks, while light/heavy crude price differentials continued to widen to record levels.

The highest oil prices recorded in the history of the oil market were driven by steady demand growth from China and India; slower growth in Russian production; Iraqi export interruptions; and the impact of hurricanes Katrina and Rita on U.S. Gulf of Mexico production. At the same time, international and domestic light/heavy crude price differentials were substantially wider than in 2004 due to strong growth in output from the Organization of Petroleum Exporting Countries (OPEC); higher levels of heavy crude production in Mexico and Canada; and a prolonged U.S. refinery capacity shutdown due to significant damage from hurricanes.

The appreciation of the Canadian dollar during 2005 dampened the positive impact of higher international prices on Canadian crude prices. The Canadian dollar averaged 83 cents US in 2005, compared with 77 cents US in 2004.

North American natural gas prices enjoyed another record year, despite weaker demand due to warm winter weather and inter-fuel substitution, which led to storage gas staying at comfortable levels in 2005. High Henry Hub gas prices reflected concerns about natural gas supply growth in North America and the impact of hurricanes on U.S. Gulf of Mexico production. Canadian natural gas prices improved in line with U.S. prices and averaged higher than in 2004, despite a widening of the price differential between the Henry and the AECO-C hubs and the negative impact of the strengthening Canadian dollar.

In the downstream sector, refined petroleum product sales in Canada declined by 1%, compared to growth of 3.9% in 2004. Most of the decline was due to lower motor gasoline, heating and heavy fuel oil sales. In contrast, diesel sales grew by 4.7% in 2005, building on growth of 6.1% in 2004.

Despite lower overall product sales, refining margins rose to very high levels in 2005. Heating fuel margins reached record levels in the summer of 2005. This was due to fears there would be inadequate inventories to meet demand during the 2005-06 winter season. Gasoline margins increased at the end of the third quarter due to the temporary shutdown of more than four million barrels per day (b/d) of refining capacity in the U.S. Gulf Coast damaged by hurricanes. Record wide light/heavy crude price differentials also contributed to higher margins.

Commodity Price Indicators and Exchange Rates
(averages for the years indicated)		2005	2004	2003

Crude oil price indicators (per bbl)
Dated Brent at Sullom Voe	US$	54.38	38.21	28.84
WTI at Cushing	US$	56.56	41.40	31.04
WTI/Brent price differential	US$	2.18	3.19	2.20
Brent/Maya price differential	US$	13.52	8.20	4.60
Edmonton Light	Cdn$	69.22	52.78	43.77
Edmonton Light/Lloydminster Blend (heavy) price differential	Cdn$	26.17	17.07	12.68
Natural gas price indicators
Henry Hub (per MMBtu)	US$	8.55	6.09	5.44
AECO-C spot(per thousand cubic feet - Mcf)	Cdn$	8.84	7.08	6.99
Henry Hub/AECO basis differential (per MMBtu)	US$	1.53	0.87	0.70
New York Harbour 3-2-1 refinery crack spread (per bbl)	US$	9.47	7.02	5.31
US$ per Cdn$ exchange rate	US$	0.83	0.77	0.71

COMPETITIVE CONDITIONS

It is becoming increasingly challenging for the energy sector to find new sources of oil and gas. Petro-Canada is well positioned in this environment to compete for new opportunities which will develop upstream resources and grow production of oil and gas. The Company has an estimated 15 billion barrels of oil equivalent (boe) of resources from which to develop new production. Approximately two-thirds of the resource base is located in Alberta’s oil sands. As well, with four different upstream businesses operating in Canada and internationally, the Company has the flexibility to pursue a wider range of opportunities that an upstream business with only one kind of operation in a single geographical area. While the Company has wider operational scope, it remains medium-sized as measured by production levels. Petro-Canada is neither a small junior oil and gas company, nor a super major in the energy sector. This means Petro-Canada has the operational capability and balance sheet strength to invest in large projects, but even smaller acquisitions can impact the Company’s production levels and financial returns.

Petro-Canada is also well positioned to compete in petroleum product refining and marketing in Canada. The Company has a 16% share of the petroleum products market in Canada. Its 1,323 retail service station network has the highest gasoline sales per site in Canada’s urban market amongst the national integrated oil companies. It also has Canada’s largest commercial road transport network of 212 locations, and a bulk fuel sales channel.

The Company believes that its strong financial postion, track record of executing large capital projects and depth of management experience will enable it to continue to compete successfully in the current business environment.

OUTLOOK FOR BUSINESS ENVIRONMENT IN 2006

Prices for energy commodities are expected to remain volatile in 2006, reflecting the vagaries of weather, the level of industry inventories, and political and natural events. Slower growth in global oil demand and production gains from non-OPEC countries are expected to ease the upward pressure experienced by oil prices during 2005. The extent of the anticipated price correction will depend on OPEC adjustments to output to prevent prices from declining as global supply/demand conditions slacken.

Demand growth in North American natural gas markets is expected to be minimal due to warmer winter weather and continuing demand response to high natural gas prices, particularly in the industrial and power generation sectors. The resultant downward pressure on natural gas prices could be partially offset by the challenge to grow production, the slow recovery from production losses caused by the hurricanes and drilling difficulties in Western Canada due to warm winter temperatures.

In the industry’s downstream sector, 2006 refining margins are unlikely to remain at the high levels experienced in 2005 due to the expectation of slower growth in U.S. and Canadian refined product sales. However, another hurricane season or similar occurrence resulting in similar damage to key refining centres could drive such margins to higher than anticipated levels.

ECONOMIC SENSITIVITIES

The following table shows the estimated after-tax effects that changes in certain factors would have had on Petro-Canada’s 2005 net earnings from continuing operations had these changes occurred. Amounts are in Canadian dollars unless otherwise specified.

Sensitivities affecting net earnings
Factor[1,2]	Change (+)	Annual Net Earnings Impact	Annual Net Earnings Impact
		(millions of dollars)	($/share) [3]
Upstream
Price received for crude oil and liquids[4]	$1.00/bbl	$43	$0.08
Price received for natural gas	$0.25/Mcf	32	0.06
Exchange rate: Cdn$/US$ refers to impact on upstream operating earnings from continuing operations[5]	$0.01	(36)	(0.07)
Crude oil and liquids production	1,000 b/d	9	0.02
Natural gas production	10 MMcf/d	11	0.02
Buzzard derivative contracts (unrealized)[6]	$1.00/bbl	(19)	(0.04)
Downstream
New York Harbour 3-2-1 crack spread	$0.10 US/bbl	6	0.01
Light/heavy crude price differential	$1.00 US/bbl	7	0.01
Corporate
Exchange rate: Cdn$/US$ refers to impact of the revaluation of U.S. dollar denominated, long-term debt[7]	$0.01	$14	$0.03

1 The impact of a change in one factor may be compounded or offset by changes in other factors. This table does not consider the impact of any inter-relationship among the factors.
2 The impact of these factors is illustrative.
3 Per share amounts are quoted on a post-stock dividend basis.
4 This sensitivity is based upon an equivalent change in the price of WTI and Dated Brent.
5 A strengthening Canadian dollar versus the U.S. dollar has a negative effect on upstream earnings from continuing operations.
6 This item refers to gains or losses on the forward sales contracts for the future sale of 35.8 million barrels of Brent crude oil that were entered into in connection with the Company’s acquisition of an interest in the Buzzard field in the United Kingdom (U.K.) sector of the North Sea.
7 A strengthening Canadian dollar versus the U.S. dollar has a positive effect on corporate earnings because the Company holds U.S. denominated debt. The impact refers to gains or losses on $1.4 billion US of the Company’s U.S. denominated long-term debt and interest costs on U.S. denominated debt. Gains or losses on $1.1 billion US of the Company’s U.S. denominated long-term debt, associated with the self-sustaining International business segment and the U.S. Rockies operations included in the North American Natural Gas business segment, are deferred and included as part of shareholders’ equity.

BUSINESS STRATEGY

Petro-Canada has maintained a consistent strategy over the past six years. The two-pronged strategy is to improve the profitability of the base businesses by selecting the right assets and then driving for first quartile performance1, and to take a disciplined approach to profitable, long-term growth.

BASE BUSINESS PROFITABILITY

The Company wants to deliver first quartile performance amongst our benchmarked peers as measured in a number of ways, such as reliability and operating cost efficiency.

In 2005, management continued to make safety, environmental impact and reliability key priorities, resulting in performance improvements in all three areas. Total recordable injury frequency decreased by 18% in 2005. Environmental exceedances were reduced by 38%. Reliability2 at operated facilities improved substantially. In the Downstream business, the two refineries and lubricants plant ran at a reliability index rate of well over 90. The Terra Nova Floating Production Storage and Offloading vessel (FPSO) operated at 90% reliability after a fall turnaround. In Oil Sands, the MacKay River in situ plant ran at 98% reliability.

In 2006, Petro-Canada’s priorities for improving base business profitability include continuing to progress safety, environmental and reliability initiatives, and placing an increased focus on cost management. On the first priority, the Company will follow up on initiatives from a contractor safety forum and introduce a safety and health recognition program. Petro-Canada will also conduct a major turnaround at Terra Nova to reach and sustain first quartile reliability levels. The second priority, managing costs, is important given industry pressure for limited services and escalating prices. Employees have been asked to put an increased focus on cost efficiency. The business environment has also created a challenge in recruiting skilled employees. The human resources department is working on a detailed workforce plan to allow the Company to attract employees for growth in all areas of the business.

LONG-TERM PROFITABLE GROWTH

Petro-Canada is taking a disciplined approach to profitable, long-term growth by:
•	expanding and exploiting the current portfolio of assets;
•	targeting acquisitions and new opportunities with a focus on long-life assets; and
•	developing an exploration program which balances risks and rewards to replace reserves over time.

In 2005, the Company continued to expand and exploit the current portfolio of assets. In East Coast Oil, life-of-field estimates at Terra Nova, Hibernia and White Rose increased. In Oil Sands, an application was filed to expand the MacKay River in situ project. In North American Natural Gas, the business used its existing foundation in conventional production in Western Canada and the recently acquired U.S. Rockies platform to shift to production from unconventional sources. In the North Sea, the International business leveraged existing infrastructure and competencies to add the Pict project. International also strengthened its portfolio by selling its mature producing assets in Syria. This focus on expanding and exploiting the current portfolio is expected to continue in 2006. For example, production from another North Sea project called De Ruyter is expected to come on-stream, and MacKay River is expected to reach plateau production. It is anticipated that U.S. Rockies coal bed methane projects will begin to ramp up and production from the Far East Block at Terra Nova is expected in the first quarter of 2006.

Petro-Canada also continues to target acquisitions and new opportunities with a focus on long-life assets. In 2005, the Company’s main acquisition was a 55% interest and operatorship in the Fort Hills mining project. The Fort Hills oil sands mining leases are estimated to contain at least 2.8 billion bbls of bitumen recoverable resource (1.5 billion bbls net to Petro-Canada). The Company also made smaller acquisitions, such as a paraxylene facility next to the Montreal refinery, and some leases and facilities adjacent to the MacKay River in situ project. Also during 2005, Petro-Canada continued to develop its interests in other major upstream projects. These developments included the East Coast Oil White Rose project, which achieved first oil in the fourth quarter (27.5% interest), and the Buzzard project in the North Sea (29.9% interest), which is expected to come on-stream in late 2006. In 2006, the Company expects to continue to develop business development opportunities, particularly in the International business. These include the potential liquefied natural gas (LNG) project in Russia, and other opportunities in the Middle East and North Africa. In North America, Petro-Canada and its partner, TransCanada PipeLines Limited, will seek regulatory approval for the LNG re-gasification project at Gros-Cacouna, Quebec.

1
References to first quartile operations in this report do not refer to industry-wide benchmarks or externally known measures. The Company has a variety of internal metrics which define and track first quartile operational performance.

2
Throughout this MD&A, the company refers to reliability within the five business units. These reliability rates are calculated using internal methods that vary among the business units and take various factors into account. There are no existing external or industry-wide standards used in calculating reliability rates, and, therefore, resulting calculations are not necessarily comparable to other companies in the oil and gas industry.

Petro-Canada continues to build a substantive, balanced exploration program. Building a quality program takes time and maintaining a substansive portfolio of opportunities is an ongoing project. Internationally, in 2005, the Company made two discoveries in the U.K. Sector of the North Sea, drilled a successful apprassal well in Denmark and drilled two discoveries on existing concessions in Libya. Seismic programs were completed in Algeria, Syria and the Netherlands, and started in Trinidad and Tobago. The Company also added new exploration opportunities in the U.K. and Norwegian sectors of the North Sea, Trinidad and Tobago, and Morocco. Early in 2006, Petro-Canada added new, non-operated opportunities in Tunisia. The Company also added to its gas exploration portfolio in North America, pooling Alaskan acreage with another operator to increase the joint land position to 2.5 million acres and acquiring an additional licence in the Mackenzie Corridor, for a gross land position of about 560,000 acres. In 2006, Petro-Canada has prepared an 11-well International drilling plan in the Northwest Europe and North Africa/Near East regions and an extensive seismic program to firm up additional prospects that are focused on Trinidad and Tobago, and the U.K. sector of the North Sea.

All together, Petro-Canada has a diverse portfolio of growth opportunities across all five businesses. In the next three years, near-term upstream projects will deliver average annual production growth of 8% to 11%. At the same time, the Downstream business is moving from a focus on investments to meet regulatory requirements to a focus on growth. As regulatory projects to produce cleaner-burning fuels are completed, the Downstream will invest in conversion projects, such as work to convert the conventional crude train at the Edmonton refinery to process oil sands feedstock. The Downstream is also investigating options to build a coker in Montreal. These Downstream projects are expected to lead to the next wave of earnings growth near the end of the decade. Further ahead, Petro-Canada is advancing the second wave of upstream growth projects, adding production from Oil Sands (the Fort Hills mine and upgrader, and MacKay River expansion), northern oil and gas in Alaska and the Mackenzie Delta/Corridor, the Hebron project in East Coast Oil and further exploration success.

RISK MANAGEMENT

PETRO-CANADA’S RISK PROFILE

Petro-Canada’s results are impacted by management’s strategy for handling risks in the business. These risks fall into four broad categories: business risks; operational risks; foreign risks; and market risks. Management believes each major risk requires a unique response based on Petro-Canada’s business strategy and financial tolerance. While some risks can be effectively managed through internal controls and business processes, others are managed through insurance and hedging. The Audit, Finance and Risk Committee of the Board of Directors has responsibility to oversee risk management1. The following describes Petro-Canada’s approach to managing major risks.

BUSINESS RISKS

Exploration

Petro-Canada’s future cash flows from continuing operations are highly dependent on its ability to offset natural declines as reserves are produced. Reserves can be added through successful exploration or acquisitions; however, as basins mature, replacement of reserves becomes more challenging and expensive. In some geographic areas, the Company may choose to allow its reserves to decline if replacement is uneconomic. In 2005, the Company replaced 111% of its production on a proved reserves basis, compared to 103% in 2004. The Company targets to fully replace proved reserves over a five-year period. Petro-Canada’s five-year proved replacement ratio was 161%2. There is no assurance Petro-Canada will successfully replace all production in any given year.

1	Further detail regarding the Audit, Finance and Risk Committee can be found on page 73 of the Annual Information Form (AIF) and a copy of its Charter is attached as Schedule C in the AIF.
2
Proved reserves replacement ratio is calculated by dividing the year-over-year net change in proved reserves, before deducting production, by the annual production over the same period. The reserves replacement ratio is a general indicator of the Company’s reserves growth. It is only one of a number of metrics which can be used to analyse a company’s upstream business.

Reserves Estimates

Estimates of economically recoverable oil and gas reserves are based upon a number of variables and assumptions that include geoscientific interpretation, commodity prices, operating and capital costs, and historical production from properties. Petro-Canada has well-established, corporate-wide reserves booking practices that have been continuously improved for more than a decade. PricewaterhouseCoopers LLP, as contract internal auditor, has tested aspects of the non-engineering control processes used in establishing reserves. As well, independent engineering firms assess a significant portion of reserves estimates every year. Over time, this means all of Petro-Canada’s reserves estimates are assessed by external evaluators. The Board of Directors also reviews and approves the Company’s annual reserves filings. More information on reserves booking practices can be found in the Company’s AIF.

Project Execution

Petro-Canada manages a number of different-sized projects to support continuing operations and future growth. Many projects are influenced by external factors beyond the Company’s control. These factors include items such as material costs, labour productivity, timely availability of skilled labour and currency fluctuations.

While Petro-Canada cannot control all project inputs, the Company is committed to continuing to improve its project management capability. Petro-Canada’s goal is to consistently and predictably deliver projects on time and on budget, and achieve defined expectations. Enhanced project management capability is expected to improve all elements of project execution, including safety and environmental performance, quality, cycle time and cost. By leveraging experience gained from major project developments, the Company has established project management “best practices.”

Non-Operated Interests

Other companies may manage the construction or operation of assets in which Petro-Canada has a significant interest. Business assets in which Petro-Canada has a major interest, but does not operate, include Hibernia (20% interest), Syncrude (12% interest), White Rose (27.5% interest) and Buzzard (29.9% interest). Major projects are managed through different forms of joint venture executive committees, resulting in Petro-Canada having some ability to influence these projects. As well, Petro-Canada has joint venture or other operating agreements which specify our expectations from third-party operators. Nevertheless, third-party operation and management of the Company’s assets could adversely affect Petro-Canada’s financial performance.

Environmental Regulations

Environmental risks in the oil and gas industry are significant. This situation has arisen because related laws and regulations are becoming more stringent in Canada and in other countries where Petro-Canada operates. Due to increased regulations, Petro-Canada is investing additional capital to satisfy new product specifications and/or address environmental issues. In 2006, the Company anticipates that it will invest $265 million of its capital expenditure program toward regulatory compliance, most of which will be incurred to modify refineries to produce low-sulphur distillates. Other environmental regulations may result in future increased operating costs as a result of creating a future liability when dismantling or remediating assets.

Petro-Canada conducts Life-Cycle Value Assessments (LCVA) to integrate and balance environmental, social and economic decisions related to major projects. A key component of the LCVA process is the assessment and planning for all life-cycle stages involved in constructing, manufacturing, distributing and eventually abandoning an asset or a product. This process encourages more comprehensive exploration of alternatives. The LCVA is a useful technique; however, its predictive capability is limited by assumptions that involve the reliance on the current regulatory regime or one that can be reasonably expected.

Emission of Greenhouse Gases

The Kyoto Protocol, ratified by the Government of Canada in December 2002 and effective as of February 16, 2005, requires signatory nations to reduce their emissions of carbon dioxide and other greenhouse gases. As a result, Petro-Canada may be required to reduce emissions of greenhouse gases from operations or to purchase emission-trading credits. While the details of implementation of the Kyoto Protocol in Canada have not been finalized, the impact on Petro-Canada could be higher capital expenditures and operating expenses. The Government of Canada may also impose higher vehicle fuel efficiency standards. The impact of this action could be to decrease the demand for gasoline and diesel fuels sold by Petro-Canada and depress the Company’s margins for refined products.

Petro-Canada is committed to reducing emissions. Additional detail will be available in the Company’s Report to the Community, which is expected to be released in the second quarter of 2006. The Report will be posted on www.petro-canada.ca. Through industry organizations, Petro-Canada continues to work with a number of regulatory groups and government associations to find a cost-effective approach which will minimize the negative financial impact of the Kyoto Protocol on the Company, while still reducing emissions. The level of influence these discussions and co-operative efforts have on the Government of Canada’s implementation plan may be quite limited.

Government Regulations

Petro-Canada’s operations are regulated by, and could be intervened upon by, a variety of governments around the world. Governments’ actions could impact the contracting of exploration and production interests, impose specific drilling obligations, and possibly expropriate or cancel contract rights. Governments may also regulate prices of commodities or refined products, or intervene through taxes, royalties and exploration rights.

Petro-Canada tries to mitigate the impact of government regulations by selecting operating environments with stable governments. To date, Petro-Canada has had a co-operative relationship with its regulators and the governments in the countries in which it operates. Most of the contact with regulators occurs through the Company’s management, regulatory affairs personnel in each business unit and a centralized corporate government relations department. Petro-Canada aims to have regular, constructive communication with regulators and governments so issues can be resolved in a mutually acceptable fashion. The Company also has a strong record of regulatory compliance within the jurisdictions where it operates. Petro-Canada operates in many different jurisdictions and derives revenue from several categories of products. This diversification makes financial performance less sensitive to the action of any single government. Nevertheless, Petro-Canada has limited ability to influence regulations which may have a material adverse effect on the Company.

Counterparties

In the normal course of business, Petro-Canada is exposed to credit risk resulting from the uncertainty of business partners’ or counterparties’ ability to fulfill their obligations. The Company has established internal credit policies and procedures that include financial assessments, exposure limits and processes to monitor and minimize the exposures against these limits. Where appropriate, Petro-Canada also uses netting and collateral arrangements to minimize risk.

OPERATIONAL RISKS

Exploring for, developing, producing, refining, transporting and marketing oil, natural gas and refined products involve significant operational hazards. These risks include well blowouts, fires, explosions, gaseous leaks, migration of harmful substances and oil spills. Any of these operational incidents could cause personal injury, environmental contamination, or damage and destruction of the Company’s assets. These incidents could also interrupt production.

Petro-Canada manages operational risks primarily through a Total Loss Management (TLM) system. TLM is an internally developed management system based on external “best practices” with standards for preventing operational incidents. Regular TLM audits test compliance with these standards.

The Company also purchases insurance to transfer the financial impact of some operational risks to high credit quality third-party insurers. Petro-Canada regularly evaluates its exposures related to operational risks and adjusts the nature of its coverage, including deductibles and limits. Although Petro-Canada maintains insurance in line with customary industry practices, the Company cannot and does not fully insure against all risks. Losses resulting from operational incidents could have a material adverse impact on the Company.

FOREIGN RISKS

Petro-Canada has significant operations in a number of countries that have varying political, economic and social systems. As a result, the Company’s operations and related assets are subject to potential risks of actions by governmental authorities, internal unrest, war, political disruption, economic and legal sanctions (such as restrictions against countries that the U.S. government may deem to sponsor terrorism), and changes in global trade policies. The Company’s operations may be restricted, disrupted or prohibited in any country in which these risks occur. Petro-Canada also has production in OPEC-member countries, which is constrained by OPEC quotas.

The Company continually evaluates exposure in any one country in the context of total operations. Investment may be limited to avoid excessive exposure in any one country or region. The Company also purchases political risk insurance to partially mitigate some political risks.

MARKET RISKS

More detailed quantification of the impact of some of the following risks can be found in the earnings sensitivities table on page four of the Business Environment section in the MD&A.

Commodity Prices

In Petro-Canada’s upstream businesses, significant market risk exposure exists due to changing commodity prices of crude oil and natural gas. Commodity prices are volatile and influenced by factors such as supply and demand fundamentals, geopolitical events, OPEC decisions and weather. In 2005, the monthly average Brent crude oil price ranged between $44.23 US/bbl and $64.12 US/bbl, and the AECO-C hub index ranged between $6.16 per gigajoule (GJ) and $12.08/GJ. These commodity prices also impact the refined products margins realized by the Downstream business, another significant market risk. In 2005, the benchmark monthly average New York Harbour 3-2-1 refinery crack spread per bbl ranged from $4.86 US/bbl to $21.74 US/bbl. Petro-Canada’s ability to maintain product margins in an environment of higher feedstock costs is contingent upon the Company’s ability to flow higher costs through to customers.

Petro-Canada generally does not hedge large volumes of production. Management believes commodity prices are volatile and difficult to predict. The business is managed so that the Company can substantially withstand the impact of a lower price environment, while maintaining the opportunity to capture significant upside when the price environment is higher. However, commodity prices and margins may be hedged occasionally to capture opportunities that represent extraordinary value and to ensure the economic value of an acquisition. For example, as part of the Company’s acquisition of an interest in the Buzzard field in the U.K. sector of the North Sea, the Company entered into a series of derivative contracts related to the future sale of Brent crude oil (see Derivative Instruments below). Certain Downstream physical transactions are routinely hedged for operational needs and to facilitate sales to customers.

Foreign Exchange

As energy commodity prices are primarily priced in U.S. dollars, a large portion of Petro-Canada’s revenue stream is affected by the Canada/U.S. exchange rate. As a result, the Company’s earnings are negatively affected by a strengthening Canadian dollar. The Company is also exposed to fluctuations in other foreign currencies, such as the euro and the British pound. Generally, Petro-Canada does not hedge foreign exchange exposures, although the Company partially mitigates the U.S. dollar exposure by denominating the majority of its debt obligations in U.S. dollars. Foreign exchange exposure related to asset acquisitions or divestitures, or project capital expenditures, may be hedged on a case-by-case basis.

Interest Rates

Petro-Canada targets a blend of fixed and floating rate debt. Generally, this strategy enables the Company to take advantage of lower interest rates on floating debt, while matching overall debt maturities with the life of cash-generating assets. The Company is exposed to fluctuations in the rate of interest it pays on floating rate debt. This interest rate exposure is within the Company’s risk tolerance.

Derivative Instruments

Petro-Canada’s Market Risk and Derivative Policy prohibits the use of derivative instruments for speculative purposes. Petro-Canada instead uses derivatives primarily to hedge physical transactions for operational needs and to facilitate sales to customers. The gains and losses associated with these financial instruments essentially offset gains and losses on the physical transactions. Except as specifically authorized by the Board of Directors, the term of hedging instruments cannot exceed 18 months. Monitoring and reporting of the derivatives portfolio includes periodic testing of the fair value of all outstanding derivatives. Fair values are determined by obtaining independent third-party quotes for the value of each derivative instrument. The objectives and strategies of all hedge transactions are documented and the effectiveness of the derivative instrument in offsetting a change in the value of the hedged exposure is assessed on a regular basis.

Effective January 1, 2004, the Company elected to discontinue hedge accounting for certain hedging programs. All derivatives that do not qualify as a hedge, or are not designated as a hedge, are accounted for using the mark-to-market accounting method. These derivatives are recorded in the balance sheet as either an asset or liability, with the fair value recognized in earnings in each reporting period. As a result, the realized and unrealized values of these transactions are recognized in Investment and Other Income.

During 2004, as part of the Company’s acquisition of an interest in the Buzzard field, the Company entered into a series of derivative contracts related to the future sale of Brent crude oil. The purpose of these transactions was to ensure value-added returns to Petro-Canada on this investment, even in the event of a material decrease in oil prices. These contracts effectively lock in an average forward price of approximately $26 US/bbl on a volume of 35,840,000 barrels. This volume represents approximately 50% of the Company’s share of estimated plateau production in the 2007-2010 time frame. As at December 31, 2005, this hedge had a mark-to-market unrealized loss of $767 million after-tax, of which $562 million was recognized in the income statement in 2005.

In 2005, other derivative instruments in place for refining supply and product purchases resulted in an increase in net earnings from continuing operations of about $4 million after-tax. This result compared with a decrease in net earnings from continuing operations of about $1 million in 2004.

CONSOLIDATED FINANCIAL RESULTS

ANALYSIS OF CONSOLIDATED EARNINGS AND CASH FLOW

Consolidated Financial Results

In 2005, Petro-Canada reached an agreement to sell the Company’s producing assets in Syria. The sale was closed on January 31, 2006. These assets and associated results are reported as discontinued operations and are excluded from continuing operations.

(millions of dollars, unless otherwise indicated)	2005	2004	2003
Net earnings	$1,791	$1,757	$1,650
Net earnings from discontinued operations	98	59	115
Net earnings from continuing operations	$1,693	$1,698	$1,535
Gain on foreign currency translation [1]	73	63	239
Unrealized loss on Buzzard derivative contracts [2]	(562)	(205)	-
Gain on sale of assets	34	11	29
Operating earnings from continuing operations [3,4]	$2,148	$1,829	$1,267
Stock-based compensation	(66)	(11)	(13)
Insurance premium surcharges [5]	(77)	-	-
Income tax adjustments	22	13	45
Oakville closure costs	2	(46)	(151)
Terra Nova insurance proceeds	2	31	17
Edmonton refinery conversion provision	-	-	(82)
Kazakhstan impairment	-	-	(46)
International provisions	-	-	45
Operating earnings from continuing operations adjusted for unusual items	$2,265	$1,842	$1,452
Earnings per share from continuing operations (dollars)
- basic	$3.27	$3.21	$2.90
- diluted	3.22	3.17	2.87
Earnings per share (dollars)
- basic	$3.45	$3.32	$3.11
- diluted	3.41	3.28	3.08
Cash flow from continuing operating activities before changes in non-cash working capital [4,6]	3,787	3,425	3,042
Cash flow from continuing operating activities before changes in non-cash working capital per share (dollars)	7.31	6.47	5.74
Debt	2,913	2,580	2,229
Cash and cash equivalents [7]	789	170	635
Average capital employed [7]	$11,860	$10,533	$9,268
Return on capital employed (%) [7]	16.0	17.5	19.0
Operating return on capital employed (%) [7]	19.8	18.8	16.1
Return on equity (%) [7]	19.7	21.5	24.9

1 Foreign currency translation reflects gains or losses on U.S. dollar denominated long-term debt not associated with the self-sustaining International business unit and the U.S. Rockies operations included in the North American Natural Gas business unit.
2 As part of its acquisition of an interest in the Buzzard field in the U.K. sector of the North Sea in June 2004, the Company entered into derivative contracts for half of its share of estimated production for the first 3 ½ years. Unrealized mark-to-market losses are recorded each quarter because these transactions do not currently qualify for hedge accounting.
3 Operating earnings, which represent net earnings excluding gains or losses on foreign currency translation and on disposal of assets and the unrealized gains or losses associated with the Buzzard derivative contracts, is used by the Company to evaluate operating performance.
4 Operating earnings and cash flow do not have any standardized meaning prescribed by Canadian GAAP and, therefore, may not be comparable with the calculation of similar measures for other companies.
5 Insurance premium surcharges include accruals and surcharges for Oil Insurance Ltd. (OIL) and sEnergy Insurance Ltd. (sEnergy) policies. OIL is a mutual insurance company that insures against property damage in the energy sector. sEnergy is a mutual insurance company that provides business interruption and excess property insurance to the energy sector.
6 Cash flow, which is expressed before changes in non-cash working capital items relating to operating activities, is used by the Company to analyse operating performance, leverage and liquidity.
7 Includes discontinued operations.

2005 COMPARED WITH 2004

Operating earnings from continuing operations adjusted for unusual items rose 23% to $2,265 million in 2005, compared with $1,842 million in 2004. Higher realized commodity prices and Downstream margins were partially offset by lower upstream volumes, higher operating and exploration costs, and a stronger Canadian dollar.

In 2005, operating earnings from continuing operations included a number of unusual items: a $77 million insurance premium surcharge; a $66 million charge related to the mark-to-market of stock-based compensation; a $22 million positive adjustment related to income tax rate and other tax adjustments; a $2 million recovery related to the consolidation of the Eastern Canada refinery operations; and $2 million of insurance proceeds due to the delayed startup of Terra Nova. The insurance premium surcharge is reflected in operating costs and represents the Company’s share of anticipated payments to OIL and sEnergy related in part to hurricanes Katrina and Rita.

In 2004, operating earnings from continuing operations included a number of unusual items: a $46 million charge for additional depreciation and other charges related to the consolidation of Eastern Canada refinery operations and the closure of the Oakville refinery; $31 million of insurance proceeds due to the delayed startup of Terra Nova; a $13 million positive adjustment to future income taxes reflecting announced changes to Canadian provincial income tax rates; and a $11 million charge related to the mark-to-market of stock-based compensation.

Net earnings from continuing operations in 2005 were $1,693 million, down slightly from $1,698 million in 2004 primarily due to unrealized losses on Buzzard derivative contracts. Net earnings from continuing operations included gains or losses on foreign currency translation, unrealized losses on Buzzard derivative contracts and gains on asset sales.

QUARTERLY INFORMATION

Consolidated Quarterly Financial Results
(millions of dollars, unless otherwise indicated)	2005				2004
	Quarter 1	Quarter 2	Quarter 3	Quarter 4	Quarter 1	Quarter 2	Quarter 3	Quarter 4
Total revenue from continuing operations	$3,275	$3,945	$4,721	$4,838	$3,365	$3,455	$3,515	$3,623
Operating earnings from continuing operations	427	476	597	648	500	453	444	432
Net earnings from continuing operations	110	322	593	668	496	375	393	434
Cash flow from continuing operating activities before changes in non-cash working capital	801	869	1,001	1,116	840	801	818	966
Earnings per share from continuing operations (dollars)
- basic	$0.21	$0.62	$1.14	$1.29	$0.93	$0.70	$0.74	$0.83
- diluted	$0.21	$0.61	$1.13	$1.28	$0.92	$0.70	$0.73	$0.82
Earnings per share (dollars)
- basic	$0.23	$0.66	$1.19	$1.38	$0.96	$0.74	$0.77	$0.85
- diluted	$0.22	$0.66	$1.17	$1.36	$0.95	$0.73	$0.76	$0.83

Revenue and net earnings variances from quarter to quarter resulted mainly from: fluctuations in commodity prices and refinery cracking margins; the impact on production and processed volumes from maintenance and other shutdowns at major facilities; and the level of exploration drilling activity. For further analysis of quarterly results, refer to Petro-Canada’s Quarterly Reports to shareholders available on the Company’s Web site at www.petro-canada.ca.

LIQUIDITY AND CAPITAL RESOURCES

Summary of Cash Flows
(millions of dollars)	2005	2004	2003
Cash flow from continuing operating activities	$3,783	$3,928	$2,896
Increase (decrease) in non-cash working capital related to continuing operating activities and other	4	(503)	146
Cash flow from continuing operations	$3,787	$3,425	$3,042
Cash flow from discontinued operations	245	204	247
Cash flow	4,032	3,629	3,289
Net cash inflows (outflows) from:
Investing activities before changes in non-cash working capital	(3,595)	(4,591)	(2,214)
Financing activities before changes in non-cash working capital	(10)	(19)	(604)
(Increase) decrease in non-cash working capital	192	516	(70)
Increase (decrease) in cash and cash equivalents	$619	$(465)	$401
Cash and cash equivalents at end of year	$789	$170	$635
Cash and cash equivalents - discontinued operations	$68	$206	$227

In 2005, cash flow from continuing operations was $3,787 million ($7.31/share), compared with $3,425 million ($6.47/share) in 2004. The increase in cash flow reflected higher operating earnings from continuing operations.

Financial Ratios
	2005	2004	2003
Interest coverage from continuing operations (times)
Net earnings basis	17.9	20.0	15.4
EBITDAX basis	25.4	29.2	24.4
Cash flow basis	28.9	30.4	23.0
Debt-to-cash flow (times) [1]	0.8	0.8	0.7
Debt-to-debt plus equity (%)	23.5	22.8	22.7

1 From continuing operations.

Petro-Canada’s financing strategy ensures financial discipline and flexibility to support profitable growth in all business environments. Two key measures that Petro-Canada uses to measure the Company’s overall financial strength are debt-to-cash flow and debt-to-debt plus equity. Petro-Canada’s debt-to-cash flow from continuing operations ratio, the key short-term measure, was 0.8 times at December 31, 2005 and 2004. This was within the Company’s target range of no more than 2.0 times. Debt-to-debt plus equity, the long-term measure for capital structure, was 23.5% at year-end 2005, up from 22.8% at year-end 2004. This was slightly below the target range of 25% to 35% for both years. Petro-Canada has controls in place to ensure compliance with all financial covenants.

OPERATING ACTIVITIES

Excluding cash and cash equivalents, short-term notes payable and the current portion of long-term debt, the operating working capital deficiency including discontinued operations was $656 million as at December 31, 2005, compared with an operating working capital deficiency of $777 million as at December 31, 2004. The working capital deficiency was lower primarily due to an increase in accounts receivable, which was partially offset by an increase in current payables.

INVESTING ACTIVITIES

Capital and Exploration Expenditures
(millions of dollars)	2006 Outlook [1]	2005	2004		2003
Upstream
North American Natural Gas	$850	$713	$666		$517
East Coast Oil	305	314	275		344
Oil Sands	355	772	397		443
International [2]	815	696	1,707	[3]	400
	$2,325	$2,495	$3,045		$1,704
Downstream
Refining and Supply	$840	$883	$656		$296
Sales and Marketing	150	108	171		117
Lubricants	40	62	12		11
	$1,030	$1,053	$839		$424
Shared Services	$30	$12	$9		$14
Total property, plant and equipment and exploration	$3,385	$3,560	$3,893		$2,142
Deferred charges and other assets	-	70	36		147
Acquisition of Prima Energy Corporation	-	-	644		-
Total continuing operations	$3,385	$3,630	$4,573		$2,289
Discontinued operations	$50	$46	$62		$90
Total	$3,435	$3,676	$4,635		$2,379

1 The 2006 outlook was previously released on December 15, 2005, with the exception of the separation of discontinued operations.
2 International excludes capital expenditures related to the Syrian producing assets, which are reflected as discontinued operations.
3 Includes $1,218 million for the Buzzard acquisition.

Capital and exploration expenditures were down 21% from $4,635 million in 2004 to $3,676 million in 2005, reflecting higher investment in existing long-life assets compared with 2004.

In 2006, it is planned that over 85% of the capital program for continuing operations will support delivering profitable growth and improving base business profitability. The remainder is expected to be directed toward complying with regulations and enhancing existing assets. This portion of the program was larger in 2005, primarily due to investments to produce clean-burning fuels in the Downstream business.

FINANCING ACTIVITIES AND DIVIDENDS

Sources of Capital Employed
(millions of dollars)	2005	2004	2003
Short-term notes payable	$-	$299	$-
Long-term debt, including current portion	2,913	2,281	2,229
Shareholders’ equity	9,488	8,739	7,588
Total	$12,401	$11,319	$9,817

Total debt increased to $2,913 million as at December 31, 2005, compared with $2,580 million at the previous year end. The increase in debt was associated with the issue of senior notes offset by repayment of short-term notes and a stronger Canadian dollar. There were no short-term notes payable outstanding as at December 31, 2005. Short-term notes payable as at December 31, 2004 consisted of $299 million of commercial paper.

2005 Financing Activities

During the second quarter, Petro-Canada completed a $600 million US offering of 5.95% 30-year senior notes. Net proceeds were used to repay existing short-term borrowing, with the balance used for working capital purposes. Under the accounts receivable securitization program, an additional $80 million in accounts receivable were sold in March 2005. Proceeds were used to repay short-term borrowing.

During the fourth quarter, Petro-Canada increased its syndicated committed credit facilities to $2,000 million from $1,500 million. As at December 31, 2005, the Company also had bilateral demand credit facilities of $408 million. A total of $1,141 million of the credit facilities were used for letters of credit and overdraft coverage as at December 31, 2005. The syndicated facilities also provide liquidity support to Petro-Canada’s commercial paper program. No commercial paper was outstanding at year-end 2005. The Company will continue to use its cash position, draw on bank lines and issue commercial paper as necessary to meet working capital and other financing requirements. Petro-Canada plans to meet remaining debt repayment commitments out of a combination of cash flow and debt refinancing.

The Company’s unsecured long-term debt securities are rated Baa2 by Moody’s Investor Services, BBB by Standard & Poor’s and A (low) by Dominion Bond Rating Service. The Company’s long-term debt ratings remained unchanged from year-end 2004.

In July 2005, the Company effected a two for one stock-split in the form of a stock dividend.

Returning Cash to Shareholders

Petro-Canada’s priority uses of cash are to fund the capital program and profitable growth opportunities, and to return cash to shareholders through dividends and a share buyback program.

Petro-Canada regularly reviews its dividend strategy to ensure the alignment of the dividend policy with shareholder expectations, and financial and growth objectives. Commencing with the fourth quarter dividend paid on October 1, 2005, the Company increased the quarterly dividend 33% to $0.20/share on a pre-stock dividend basis ($0.10/share on a post-stock dividend basis). Total dividends paid in 2005 were $181 million, compared with $159 million in 2004.

In 2004, Petro-Canada initiated a Normal Course Issuer Bid (NCIB) program, which was renewed in 2005. The current program, which extends to June 21, 2006, entitles the Company to purchase up to 5% of the outstanding common shares, subject to certain conditions. The majority of the proceeds from the sale of the mature Syrian producing assets, which closed in January 2006, are expected to be used to buy back shares under the NCIB program.

Period	Shares Repurchased [1]		Average Price		Total Cost
	2005	2004	2005	2004	2005	2004
Full year	8,333,400	13,736,164	$41.54	$32.51	$346 million	$447 million

1	Stated on a post-stock dividend basis.

Off Balance Sheet

The Company has certain retail licensee agreements that qualify as variable interest entities as described in Note 26 to the Consolidated Financial Statements. These entities are not consolidated as Petro-Canada is not the primary beneficiary and the Company’s maximum exposure to losses from these arrangements would not be material. Other off balance sheet activities are limited to matters such as the accounts receivable securitization program, which does not meet the criteria for consolidation and guarantees.

Pension Plans

At year-end 2005, Petro-Canada’s defined benefit pension plans were underfunded by $378 million, compared to an underfunded position of $330 million at year-end 2004. The Company made cash contributions of $112 million and recorded a pension expense of $78 million before-tax in 2005. This compares with $93 million of cash contributions and $71 million of pension expense in 2004. Pension contributions of approximately $107 million are expected to be made in 2006.

Contractual Obligations - Summary
(millions of dollars)
	PAYMENTS DUE BY PERIOD
	Total	2006	2007-2008	2009-2010	2011 and thereafter
Unsecured debentures and senior notes [1]	$6,439	$175	$351	$351	$5,562
Capital lease obligations [1]	158	17	25	22	94
Operating leases	678	137	201	144	196
Transportation agreements	1,719	200	319	257	943
Product purchase/delivery obligations [2]	2,103	115	245	249	1,494
Exploration work commitments [3]	162	52	49	60	1
Asset retirement obligations	2,839	77	82	77	2,603
Other long-term obligations [4,5]	2,567	126	207	965	1,269
Total contractual obligations	$16,665	$899	$1,479	$2,125	$12,162

1 Obligations include related interest. For further details, see Note 18 to the 2005 Consolidated Financial Statements.
2 Excludes supply purchase agreements contracted at market prices, where the products could reasonably be re-sold into the market.
3 Excludes other amounts related to the Company’s expected future capital spending. Capital spending plans are reviewed and revised annually to reflect Petro-Canada’s strategy, operating performance and economic conditions. For further information regarding future capital spending plans, refer to the business segment and investing activities discussions in the sections of the 2005 MD&A.
4 Includes processing agreement with Suncor Energy Inc., receivables securitization program, pension funding obligations for the periods prior to the Company’s next required pension plan valuation, and other obligations. Pension obligations beyond the next required pension valuation date were excluded due to the uncertainty as to the amount or timing of these obligations.
5 Petro-Canada is involved in litigation and claims associated with normal operations. Management is of the opinion that any resulting settlements would not materially affect the financial position of the Company. The table excludes amounts for these contingencies due to the uncertainty as to the amount or timing of any settlements.

During 2005, Petro-Canada’s total contractual obligations increased by approximately $3.3 billion, mainly due to the issuance of long-term debt, an increase in the estimate of asset retirement obligations, additional commitments for pipeline transportation, additional product purchase obligations and new commitments related to the Fort Hills project.

UPSTREAM

Petro-Canada’s upstream operations consist of four business segments: North American Natural Gas, with current production in Western Canada and the U.S. Rockies; East Coast Oil, with three major developments offshore Newfoundland and Labrador; Oil Sands operations in northeastern Alberta; and International, where the Company is active in three core areas: Northwest Europe; North Africa/Near East; and Northern Latin America. The diverse asset base provides a balanced portfolio and a platform for long-term growth.

NORTH AMERICAN NATURAL GAS

Business Summary And Strategy

North American Natural Gas explores for and produces natural gas, crude oil and natural gas liquids (NGL) in Western Canada and the U.S. Rockies. This business also markets natural gas in North America, has established resources in the Mackenzie Delta/Corridor and has landholdings in Alaska.

The North American Natural Gas strategy is to be a significant and sustainable market participant by accessing new and diverse natural gas supply sources in North America. Key features of the strategy include:
•	transitioning further into unconventional gas plays;
•	optimizing core properties in Western Canada and developing coal bed methane and tight gas in the U.S. Rockies;
•	stepping out of traditional operating areas, with an increased focus on exploration;
•	developing LNG import capacity at Gros-Cacouna, Quebec; and
•	building the northern resource base for long-term growth.

North American Natural Gas Financial Results
(millions of dollars)	2005	2004	2003
Net earnings	$674	$500	$492
Gain on sale of assets	14	-	33
Operating earnings	$660	$500	$459
Insurance premium surcharges	(4)	-	-
Income tax adjustments	28	7	10
Operating earnings adjusted for unusual items	$636	$493	$449
Cash flow from operating activities before changes in non-cash working capital	$1,193	$882	$942
Expenditures on property, plant and equipment and exploration	$713	$666	$517
Total assets	$3,763	$3,477	$2,341

2005 Compared With 2004

North American Natural Gas contributed $636 million of operating earnings adjusted for unusual items, up 29% from $493 million in 2004. Strong realized natural gas prices and the addition of U.S. Rockies production were partially offset by Western Canada production declines, increased operating costs, and higher depreciation, depletion and amortization.

Net earnings for North American Natural Gas were $674 million in 2005, up from $500 million in 2004. Net earnings in 2005 included a $14 million gain on the sale of assets, a $4 million insurance premium surcharge and a $28 million positive adjustment to income tax rate and other tax adjustments. Net earnings in 2004 included a $7 million positive adjustment to reflect a reduction in provincial income tax rates.

Oil and natural gas production averaged 756 million cubic feet/day of natural gas equivalent (MMcfe/d) in 2005, down from 787 MMcfe/d in 2004 as natural declines in Western Canada more than offset the addition of U.S. Rockies production. Natural gas commodity prices rose in 2005. The North American realized natural gas price averaged $8.47/Mcf in 2005, up 26% from $6.72/Mcf in 2004.

2005 Operating Review And Strategic Initiatives

The North American Natural Gas business is positioning for the future with an increased focus on unconventional gas plays, acquisition of land in the Far North and progress on the proposed Quebec LNG project.

2005 Operating Review

	2005	2004	2003
Production (MMcfe/d)	756	787	794
Western Canada realized natural gas price ($/Mcf)	$8.55	$6.73	$6.50
U.S. Rockies realized natural gas price ($/Mcf)	$7.17	$6.30	$-
Western Canada operating and overhead costs ($/Mcfe)	$1.10	$0.92	$0.74
U.S. Rockies operating and overhead costs ($/Mcfe)	$1.84	$2.00	$-

Western Canada

Western Canada natural gas production averaged 704 MMcfe/d in 2005, down 8% from 764 MMcfe/d in 2004. Exploration and development drilling activity in Western Canada resulted in 373 gross successful wells, for an overall success rate of 94% in 2005. Western Canada operating and overhead costs were $1.10/Mcfe in 2005, up from $0.92/Mcfe in the previous year. The operating and overhead cost increase in Western Canada reflected lower production, insurance premium surcharges and general industry-wide cost pressures for materials, fuel and labour. The Company’s cost increases reflect industry-wide operating cost trends which have been rising approximately 15% per year.

U.S. Rockies

U.S. Rockies natural gas production averaged 52 MMcfe/d in 2005, compared to 23 MMcfe/d in 2004, which reflected the mid-year 2004 acquisition. Exploration and development drilling activity in the U.S. Rockies resulted in more than 300 development wells in 2005, up from 148 wells in 2004. In addition, Petro-Canada obtained 407 permits for new coal bed methane wells in 2005, with 292 applications submitted for consideration. Most of the new wells are currently in the de-watering phase. U.S. Rockies operating and overhead costs were $1.84/Mcfe in 2005, compared to $2.00/Mcfe in 2004.

2005 Strategic Initiatives

Petro-Canada advanced the proposed LNG import and re-gasification terminal at Gros-Cacouna, Quebec, by filing the Environmental Impact Statement in the second quarter of 2005.

During 2005, the Company continued to position itself for long-term North American supply by building its land position in the Mackenzie Corridor and by acquiring extensive acreage in Alaska in preparation for the proposed pipelines. Early in 2005, Petro-Canada and Anadarko Petroleum Corporation entered into a joint venture arrangement in the gas prospective North Slope region of the Brooks Range in Alaska. The two companies increased their joint land position to 2.5 million acres. In January 2006, BG (Alaska) E&P, Inc. joined the Foothills joint venture and each company now holds a one-third interest in the acreage. In the Mackenzie Corridor, Petro-Canada acquired two exploration licences covering 410,000 acres, with work commitment bids totalling approximately $35 million.

Capital expenditures in 2005 totalled $713 million, with $618 million for exploration and development of natural gas in Western Canada, $84 million for U.S. Rockies development and $11 million for other natural gas opportunities in North America.

Outlook

Production expectations in 2006:
-	production to average about 720 MMcfe/d of natural gas, crude oil and NGL; and
-	unconventional gas production is expected to be about 25% of production.
Action plans in 2006:
-	drill approximately 500 gross wells in Western Canada and approximately 450 gross wells in the U.S. Rockies;
-	advance long-term opportunities in Northern Canada and Alaska; and
-	advance the re-gasification project at Gros-Cacouna to a project decision point.
Capital spending plans in 2006:
-	approximately $440 million for replacing reserves in Western Canada core areas;
-	approximately $150 million for new growth opportunities in the U.S. Rockies and LNG;
-	approximately $235 million directed to exploration in Western Canada, the U.S. Rockies and the Far North; and
-	approximately $25 million for environmental work and maintenance.

The shift to longer-term projects, as well as declines in Western Canada, is expected to result in approximately a 5% drop in production in 2006, compared to 2005. Production is expected to increase in subsequent years as more capital is directed to bring on production from unconventional sources. In 2006, almost half of the North American Natural Gas capital spending program is expected to go to development of unconventional sources, including U.S. Rockies coal bed methane and deep tight gas, infill drilling in the Medicine Hat area and Western Canada tight sands. At the same time, the business is expected to step out of traditional operating areas with an increased focus on exploration.

The Company will also continue to advance long-term supply opportunities. A modest exploration program and land acquisition plan is expected in the Alaska and the Mackenzie Corridor until such time as pipeline timing becomes clear. As well, Petro-Canada is expected to continue to advance the Gros-Cacouna LNG project. The Company, along with its partner, TransCanada PipeLines Limited, is aiming to secure regulatory approval by late 2006. A joint provincial and federal government hearing is scheduled in 2006 and pre-construction engineering is proceeding in anticipation of regulatory approvals to allow for timely construction startup. The project continues to plan for a scheduled startup in late 2009.

Over the long term, the North American Natural Gas business strategy is to secure new supply for the North American market. The Company is transitioning current production from conventional sources to unconventional sources; building reserves and land position in the Mackenzie Delta/Corridor and Alaska; and progressing LNG through the re-gasification facility partnership in Quebec. The business intends to grow production from unconventional sources to 50% of production by 2010.

Link to Petro-Canada’s Corporate and Strategic Priorities

The North American Natural Gas business is aligned with Petro-Canada’s strategic priorities as outlined by its progress in 2005 and goals for 2006.

	2005 PROGRESS	2006 GOALS
DELIVERING PROFITABLE GROWTH WITH A FOCUS ON OPERATED, LONG-LIFE ASSETS
▪  drilled 100 gross wells in Western Canada and 290 wells in the Western Canada Medicine Hat region[1];
▪  drilled 310 wells, added 37,000 net acres of land and obtained 407 permits for new coal bed methane wells in the U.S. Rockies;
▪  filed regulatory application for the LNG facility at Gros-Cacouna; and
▪  increased joint land position with partner in Alaska to 2.5 million acres and acquired 410,000 acres in the Mackenzie Corridor.

▪  create a stronger exploration focus;
▪  expand growth of unconventional gas plays to about 25% of production;
▪  optimize core asset concentric opportunities; and
▪  advance exploration prospects in the Mackenzie Delta/Corridor and Alaska.

DRIVING FOR FIRST QUARTILE OPERATION OF OUR ASSETS	▪ achieved better than 98% reliability at Western Canada facilities; and ▪ conducted major turnarounds at Wildcat Hills, Wilson Creek and Gilby gas plants, with no lost-time incidents.	▪ achieve reliability rate approaching 99%; ▪ conduct major turnaround of the Hanlan gas plant; and ▪ continue to leverage costs through strategic alliances and preferred suppliers.
CONTINUING TO WORK AT BEING A RESPONSIBLE COMPANY
▪  saw 44% increase in total recordable injury frequency compared to 2004. While contractor injury frequency improved, an upswing in employee injuries had a negative effect;
▪  continued to reduce injury severity;
▪  improved employee and contractor safety culture through the initial phase of behaviour-based safety programs;
▪  proactively remediated and reclaimed old sites; and
▪  saw slight increase in regulatory compliance exceedances compared to 2004.

▪  reduce total recordable injury frequency and regulatory exceedances;
▪  continue safety culture improvements by rolling out the next phase of behaviour-based safety for employees and contractors;
▪  drive for continuous improvement in contractor safety performance;
▪  develop and implement stakeholder relations strategy; and
▪  proactively remediate and reclaim old sites on a risked basis.

1	Only includes wells where Petro-Canada has a working interest.

EAST COAST OIL

Business Summary and Strategy

Petro-Canada is positioned in every major oil development off Canada’s East Coast. The Company is the operator and holds the largest interest in Terra Nova (34%), as well as a 20% interest in nearby Hibernia and a 27.5% interest in White Rose.

The East Coast Oil strategy is to improve reliability and sustain profitable production well into the next decade. Key features of the strategy include:
•	delivering top quartile safety and operating performance;
•	sustaining profitable production through reservoir extensions and add-ons; and
•	pursuing high potential development projects.

East Coast Oil Financial Results
(millions of dollars)	2005	2004	2003
Net earnings and operating earnings	$775	$711	$597
Insurance premium surcharges	(25)	-	-
Income tax adjustments	(2)	3	7
Terra Nova insurance proceeds	2	31	17
Operating earnings adjusted for unusual items	$800	$677	$573
Cash flow from operating activities before changes in non-cash working capital	$1,062	$993	$869
Expenditures on property, plant and equipment and exploration	$314	$275	$344
Total assets	$2,442	$2,265	$2,288

2005 Compared With 2004

East Coast Oil contributed $800 million of operating earnings adjusted for unusual items, up 18% from $677 million in 2004. Strong realized prices were partially offset by lower production and increased operating costs.

Net earnings for East Coast Oil were $775 million in 2005, up from $711 million in 2004. Net earnings in 2005 included a $25 million insurance premium surcharge, a $2 million charge reflecting changes in income tax rates and $2 million of insurance proceeds due to the delayed startup of Terra Nova. Net earnings in 2004 included a $3 million positive adjustment to reflect a reduction in provincial income tax rates and $31 million of insurance proceeds related to the delayed startup of Terra Nova.

Realized crude prices remained strong, while production decreased due to work to improve Terra Nova reliability in 2005. East Coast Oil realized crude prices averaged $63.15/bbl in 2005, up from $48.39/bbl in 2004. Petro-Canada’s share of East Coast Oil production averaged 75,300 b/d in 2005, down from 78,200 b/d in 2004, mainly due to the 40-day planned turnaround at Terra Nova.

2005 Operating Review And Strategic Initiatives

White Rose achieved first oil and further improvements were made to Terra Nova’s reliability in 2005.

2005 Operating Review

	2005	2004	2003
Production (b/d)
Hibernia	39,800	40,800	40,600
Terra Nova	33,700	37,400	45,500
White Rose	1,800	-	-
Average realized crude price ($/bbl)	$63.15	$48.39	$39.91
Operating and overhead costs ($/bbl)	$4.52	$2.89	$2.88

Petro-Canada’s share of Hibernia’s production averaged 39,800 b/d in 2005, down slightly from 40,800 b/d in 2004. The Hibernia platform continued to operate at first quartile levels during 2005, with slightly lower production reflecting normal reservoir decline rates.

At Terra Nova, the Company’s share of production averaged 33,700 b/d, down from 37,400 b/d in 2004. During the fourth quarter of 2005, Petro-Canada successfully completed a 40-day turnaround at Terra Nova. The turnaround included regulatory inspections on equipment and modifications to improve the reliability of the gas compression and injection systems. At the end of the turnaround, Terra Nova was operating at a 90% reliability rate. Royalty rates at Terra Nova increased in 2005 from 5% of gross revenues to a range of 27% to 29% of gross revenues in the fourth quarter of 2005. This increase reflected the provincial profit-sensitive royalty regime.

In November 2005, White Rose achieved first oil on budget and ahead of schedule. At year end, production rates averaged between 17,000 b/d to 19,000 b/d net to Petro-Canada.

East Coast Oil operating and overhead costs averaged $4.52/bbl in 2005, compared with $2.89/bbl in 2004. Operating costs for East Coast Oil have remained relatively flat, excluding insurance premium surcharges and startup costs for White Rose.

2005 Strategic Initiatives

Early in 2005, operator Chevron, Petro-Canada and the other joint venture participants signed a unitization and joint operating agreement to advance the joint evaluation of the Hebron, Ben Nevis and West Ben Nevis oilfields offshore Newfoundland and Labrador. Petro-Canada has a 23.9% interest in the development. These oilfields, collectively known as the Hebron development, are estimated to have total resources of approximately 580 million barrels (MMbbls) gross.

In 2005, the Canada-Newfoundland and Labrador Offshore Petroleum Board approved development of the Far East Block, an extension of the Terra Nova field.

Capital expenditures for exploration and development of crude oil offshore Canada’s East Coast were $314 million in 2005, including $167 million related to the development of the White Rose oilfield, $131 million for ongoing activities at Hibernia and Terra Nova, and $16 million for other East Coast Oil growth opportunities.

Outlook

Production expectations in 2006:
-	East Coast Oil production is expected to average 94,000 b/d, reflecting a 70- to 90-day planned turnaround at Terra Nova and a 14-day planned turnaround at White Rose.
Growth plans:
-	achieve first quartile operating performance at Terra Nova;
-	continue development drilling of Terra Nova’s Far East Block;
-	delineation of the West White Rose Block at the White Rose field; and
-	achieve Hebron benefits agreement with Newfoundland and Labrador government and progress front-end engineering and design (FEED).
Capital spending plans in 2006:
-	approximately $275 million is expected to be spent on drilling to replace reserves at Hibernia, Terra Nova and White Rose, and on developing Terra Nova’s Far East Block; and
-	approximately $30 million is expected to fund growth opportunities such as the Hebron development, and exploration and new ventures.

East Coast Oil production is expected to be about 94,000 b/d in 2006, compared with 75,300 b/d in 2005. The 2006 production estimate reflects the ramp up of the White Rose project and a planned 14-day turnaround. At White Rose, plans to increase well availability are expected to increase production to 90,000 b/d (25,000 b/d net to Petro-Canada) by mid-year. As well, the first production well in Terra Nova’s Far East reservoir is being drilled and is expected to be on-stream in the first quarter of 2006. Partially offsetting these production increases will be a 70- to 90-day turnaround at Terra Nova commencing in July 2006. It is anticipated that the FPSO will be relocated to a dry dock to complete work required for regulatory certification and compliance; completion of reliability improvements to the gas compression system; and expansion of the accommodations to enable a larger crew to perform ongoing maintenance. Upon completion of the Terra Nova turnaround, reliability is expected to be sustained at first quartile levels. There is no major turnaround planned for Hibernia in 2006.

A delineation well is currently being drilled to assess the growth potential of the southern extension of the Hibernia reservoir. Delineation wells are also planned for 2006 to test the growth potential of White Rose. Progress on the Hebron project continues; critical milestones for 2006 include arriving at a benefits agreement with the Government of Newfoundland and Labrador, and beginning FEED.

The East Coast Oil business has budgeted for a $305 million capital expenditure program in 2006. It is expected about $275 million will be spent on drilling to replace reserves at Hibernia, Terra Nova and White Rose, and to develop Terra Nova’s Far East Block. A further $30 million in capital is expected to fund growth opportunities such as the Hebron development, and exploration and new ventures.

Beyond 2006, the East Coast Oil business intends to offset natural declines in the main reservoirs and sustain profitable production by adding production from reservoir extensions and satellite tie-ins, and by continuing to develop the Hebron project.

Link to Petro-Canada’s Corporate and Strategic Priorities

The East Coast Oil business is aligned with Petro-Canada’s strategic priorities as outlined by its progress in 2005 and goals for 2006.

	2005 PROGRESS	2006 GOALS
DELIVERING PROFITABLE GROWTH WITH A FOCUS ON OPERATED, LONG-LIFE ASSETS	▪ achieved first oil production from the White Rose development; ▪ signed joint operating agreement for Hebron; and ▪ received regulatory approval for Far East development at Terra Nova.
▪  secure Hebron project provincial benefits agreement and begin FEED;
▪  achieve first production from the Far East development at Terra Nova;
▪  advance in-field Hibernia growth prospects; and
▪  delineate West White Rose prospect.

DRIVING FOR FIRST QUARTILE OPERATION OF OUR ASSETS	▪ improved Terra Nova reliability to 90%; and ▪ maintained relatively flat operating and overhead costs excluding insurance premium surcharges and startup costs for White Rose.	▪ conduct a 70- to 90-day turnaround scheduled at Terra Nova for regulatory compliance and first quartile reliability initiatives; and ▪ achieve White Rose plateau production.
CONTINUING TO WORK AT BEING A RESPONSIBLE COMPANY
▪  saw 6% increase in total recordable injury frequency compared to 2004;
▪  worked with regulators to address the outcomes of the 2004 oily water discharge;
▪  conducted Terra Nova turnaround ahead of schedule and with improved safety record; and
▪  improved the produced water system, resulting in zero regulatory compliance exceedances for 2005.

▪  reduce total recordable injury frequency;
▪  apply lessons learned from oily water discharge to prevent future incidents;
▪  maintain zero regulatory exceedances; and
▪  ensure major TLM focus during the significant Terra Nova turnaround and startup.

OIL SANDS

Business Summary and Strategy

Petro-Canada’s major Oil Sands interests include a 12% ownership in the Syncrude joint venture (an oil sands mining operation and upgrading facility), 100% ownership of the MacKay River in situ bitumen development (a steam-assisted gravity drainage (SAGD) operation), a 55% ownership in and operatorship of the Fort Hills oil sands mining and upgrading project, and extensive oil sands acreage considered prospective for in situ development of bitumen resources.

The Oil Sands strategy for profitable growth includes:
•	phased and integrated development of reserves to incorporate knowledge gained;
•	disciplined capital investment to ensure long-life projects are value creating; and
•	a staged approach to development of capital-intensive Oil Sands projects to allow rigorous cost management and the opportunity to benefit from evolving technology.

Oil Sands Financial Results
(millions of dollars)	2005	2004	2003
Net earnings (loss)	$115	$120	$(52)
Gain on sale of assets	3	-	-
Operating earnings (loss)	$112	$120	(52)
Insurance premium surcharges	(7)	-	-
Income tax adjustments	-	2	5
Edmonton refinery conversion program	-	-	(82)
Operating earnings adjusted for unusual items	$119	$118	$25
Cash flow from operating activities before changes in non-cash working capital	$380	$332	$122
Expenditures on property, plant and equipment and exploration	$772	$397	$443
Total assets	$2,623	$1,883	$1,770

2005 Compared With 2004

Oil Sands contributed $119 million of operating earnings adjusted for unusual items, up 1% from $118 million in 2004. Higher realized prices and production were largely offset by increased operating costs, and higher depreciation, depletion and amortization.

Net earnings for Oil Sands were $115 million in 2005, down from $120 million in 2004. Net earnings in 2005 included a $3 million gain on the sale of assets and a $7 million insurance premium surcharge. Net earnings in 2004 included a $2 million positive adjustment to reflect a reduction in provincial income tax rates.

Record prices at Syncrude and reliable production at MacKay River were highlights of 2005 performance. Syncrude realized price for synthetic crude oil averaged $70.41/bbl in 2005, up from $52.40/bbl in 2004. MacKay River realized price for bitumen averaged $18.53/bbl in 2005, compared with $18.37/bbl in 2004. Oil Sands production averaged 47,000 b/d in 2005, compared with 45,200 b/d in 2004.

2005 Operating Review And Strategic Initiatives

Oil Sands strategic progress included securing an interest and operatorship of the Fort Hills mining and upgrading project, and improvements to MacKay River reliability.

2005 Operating Review

	2005	2004	2003
Production (b/d)
Syncrude	25,700	28,600	25,400
MacKay River	21,300	16,600	10,700
Syncrude realized crude price ($/bbl)	$70.41	$52.40	$42.67
MacKay River realized bitumen price ($/bbl)	$18.53	$18.37	$16.69
Syncrude operating and overhead costs ($/bbl)	$31.90	$21.13	$23.94
MacKay River operating and overhead costs ($/bbl)	$17.06	$21.87	$23.73

Syncrude’s production and operating costs were affected by turnarounds in 2005. Petro-Canada’s share of Syncrude’s production averaged 25,700 b/d in 2005, compared with 28,600 b/d in 2004. Coker and vacuum distillation unit turnarounds at Syncrude and a hydrogen plant shutdown reduced production by 2,900 b/d in 2005. Average unit operating and overhead costs increased to $31.90/bbl in 2005, up from $21.13/bbl in 2004. Higher operating costs were mainly due to lower production, higher maintenance costs, rising natural gas costs, an insurance premium surcharge and Syncrude incentive-based compensation.

MacKay River’s reliability improved and unit operating costs decreased in 2005. Production averaged 21,300 b/d in 2005, up from an average of 16,600 b/d in 2004. MacKay River reliability averaged 98% in 2005, up from 79% in 2004. Unit operating and overhead costs decreased by 22% in 2005, averaging $17.06/bbl, compared with $21.87/bbl in 2004. Lower unit operating costs were due to higher production which lowered per unit fixed costs, partially offset by higher natural gas costs.

Oil Sands capital expenditures of $772 million in 2005 included $301 million for the Fort Hills acquisition and development, $271 million for the Syncrude Stage III expansion and operations, $91 million for MacKay River and $109 million for the Dover acquisition and other in situ projects.

2005 Strategic Initiatives

Oil Sands acquired significant new assets in 2005, expanding leases in both mining and in situ developments.

At Syncrude, progress continued on the construction of the Stage III project, which includes a second Aurora mine and an upgrading expansion. In September 2005, the project announced a 2% increase to its total cost estimate from $8.1 billion to $8.3 billion, which was further increased to $8.4 billion in January 2006. Syncrude’s Stage III expansion is on schedule and expected to be on-stream in mid-2006.

At MacKay River, work to tie-in a third well pad progressed during the year. Early in 2005, Petro-Canada acquired the Dover Underground Test Facility (UTF) and oil sands leases adjacent to the MacKay River development. The leases provide additional SAGD development potential. Later in the year, Petro-Canada filed an application for a potential MacKay River in situ expansion project with first production by the end of the decade and peak production of an additional 40,000 b/d to follow. Petro-Canada also continued to evaluate its Lewis leases in 2005.

In early 2005, Petro-Canada strengthened its position in oil sands mining by securing the majority interest and operatorship of the Fort Hills project from UTS Energy Corporation (UTS). Later in the year, a mining partner, Teck Cominco Limited (Teck Cominco), joined the consortium. Petro-Canada is project operator with a 55% interest; UTS has a 30% interest; and Teck Cominco holds a 15% interest. Petro-Canada will market 100% of the production from Fort Hills. The Fort Hills oil sands mining and upgrading project has leases estimated to contain at least 2.8 billion bbls of bitumen resource (1.5 billion bbls net to Petro-Canada), which are expected to be recovered over a 30- to 40-year period. The project has received regulatory approval to produce up to 190,000 b/d of bitumen from the mine.

Outlook
Production expectations in 2006:
-	Petro-Canada’s share of Syncrude production is expected to average 34,000 b/d; and
-	MacKay River bitumen production is expected to average 25,000 b/d.
Growth plans:
-	Syncrude Stage III expansion to come on-stream in mid-2006;
-	increased production capacity at MacKay River;
-	continue evaluation of the MacKay River expansion project;
-	advancement of the Fort Hills oil sands mining and upgrading project; and
-	progression of SAGD technology through research and development.
Capital spending plans in 2006:
-	approximately $135 million to enhance existing operations at MacKay River and Syncrude;
-	approximately $165 million to advance the Fort Hills development and the Syncrude Stage III expansion;
-	approximately $40 million to advance development of in situ oil sands leases; and
-	approximately $15 million to replace reserves through ongoing pad development at MacKay River.

Oil Sands production is expected to increase to 59,000 b/d in 2006, compared with 47,000 b/d in 2005. Higher production in 2006 is due to a third well pad at MacKay River, which will contribute to targeted production of 27,000 b/d to 30,000 b/d by late 2006, and the planned startup of the Syncrude Stage III expansion. This expansion is expected to be on-stream by mid-2006 and will increase Petro-Canada’s share of production capacity from 28,000 b/d to 42,000 b/d. Production will reach this level following a ramp up period of two to three years. It is expected Syncrude will reach royalty payout in early 2006, at which time royalty payable will shift to 25% of net operating revenues from 1% of gross revenue. The total royalty payable in 2006 is expected to equate to a rate of between 3% and 10% of gross revenue, depending on crude oil prices.

In 2006, the Company expects to work on the Fort Hills mine, extraction and upgrading Design Basis Memorandum (DBM), which establishes key design parameters and a more detailed project schedule. Early in 2006, Petro-Canada announced plans to locate the Fort Hills upgrader northeast of Edmonton in Sturgeon County, in an area zoned for heavy industrial development. The upgrader is expected to use delayed coking technology to convert Fort Hills bitumen into light synthetic crude oil. Once the DBM is completed near the end of the year, a regulatory application will be filed in either late 2006 or early 2007.

The Oil Sands business has a capital program of about $355 million in 2006. Spending to enhance existing operations, comply with regulations at Syncrude and improve base business profitability at MacKay River is expected to be approximately $135 million. Capital for new growth opportunities of $165 million includes funding the preliminary engineering and design for the Fort Hills project ($125 million) and the Syncrude Stage III expansion ($30 million). Approximately $40 million of exploration and new venture capital will further evaluate the leases at MacKay River. Investments of $15 million are anticipated to replace reserves through ongoing pad development at MacKay River.

With Fort Hills and the MacKay River expansion, Petro-Canada has the potential to grow the Oil Sands business to more than 200,000 b/d over the next decade. Challenges to implementation of the strategy include capital cost pressures, skilled labour shortages, and environmental and stakeholder issues. As an experienced and responsible operator, Petro-Canada is well positioned to meet these challenges.

The Company has chosen to participate in the full oil sands value chain due to its resource potential and strong position with bitumen upgrading capacity. Petro-Canada not only has processing capacity through Syncrude and Suncor Energy Inc. (starting in 2008), but the Company is also converting the conventional crude oil train at its Edmonton refinery to refine oil sands feedstock from northern Alberta by 2008. This conversion, along with the existing synthetic crude train, will result in the refinery running on an exclusive diet of oil sands based feedstocks. This connection between resource and upgrading capacity provides more economic certainty in a business where volatile light/heavy differentials affect bitumen pricing.

The Oil Sands business also manages the Edmonton desulphurization project, which remains on budget and on schedule for startup in June 2006.

Link to Petro-Canada’s Corporate and Strategic Priorities

The Oil Sands business is aligned with Petro-Canada’s strategic priorities as outlined by its progress in 2005 and goals for 2006.

	2005 PROGRESS	2006 GOALS
DELIVERING PROFITABLE GROWTH WITH A FOCUS ON OPERATED, LONG-LIFE ASSETS
▪  secured a position in oil sands mining with Petro-Canada becoming operator and owning a 55% interest in Fort Hills;
▪  acquired the Dover UTF and oil sands leases adjacent to MacKay River;
▪  progressed construction of the Syncrude Stage III expansion; and
▪  undertook an extensive drilling program at Lewis.
▪ advance Fort Hills and MacKay River expansion development plans; ▪ start up Syncrude Stage III expansion; and ▪ increase MacKay River production to between 27,000 b/d and 30,000 b/d by year end.
DRIVING FOR FIRST QUARTILE OPERATION OF OUR ASSETS	▪ decreased MacKay River unit operating costs by 22%; ▪ achieved average reliability at MacKay River of 98%, up from 79% in 2004; and ▪ saw Syncrude non-fuel unit operating costs increased by 47%.	▪ decrease MacKay River non-fuel unit operating costs by 15%; ▪ decrease Syncrude non-fuel unit operating costs by 25%; and ▪ sustain MacKay River reliability at 2005 levels or better.
CONTINUING TO WORK AT BEING A RESPONSIBLE COMPANY
▪  saw no change to total recordable injury frequency compared to 2004;
▪  on behalf of Downstream, completed recycled waterline for reusing wastewater at the Edmonton refinery; and
▪  established the McLelland Lake Wetland Complex Sustainability Committee to assist in the management of the patterned fen.
▪ maintain focus on total recordable injury frequency; and ▪ ensure regulators, First Nations and other key stakeholders affected by major projects are properly consulted and engaged.

INTERNATIONAL

BUSINESS SUMMARY AND STRATEGY

International production and exploration interests are currently focused in three regions. In Northwest Europe, production comes from the U.K. and the Netherlands sectors of the North Sea. The North Africa/Near East region provides crude oil production from interests in Libya, with exploration activity extending to Syria, Algeria, Tunisia and Morocco. In Northern Latin America, operations are focused in Trinidad and Tobago, and Venezuela.

In 2005, Petro-Canada reached an agreement to sell the Company’s mature producing assets in Syria. The sale was closed on January 31, 2006. These assets and associated results are reported as discontinued operations and excluded from continuing operations.

The International strategy is to access a sizable resource base using a three-fold approach to:
•	optimize and leverage existing assets;
•	seek out new, long-life opportunities; and
•	build a balanced exploration program.

International Financial Results
(millions of dollars)	2005	2004	2003
Net earnings (loss) from continuing operations	$(109)	$116	$192
Unrealized loss on Buzzard derivative contracts	(562)	(205)	-
Gain on sale of assets	-	8	10
Operating earnings from continuing operations	$453	$313	$182
Insurance premium surcharges	(18)	-	-
Income tax adjustments	29	-	-
Kazakhstan impairment	-	-	(46)
International provisions	-	-	45
Operating earnings from continuing operations adjusted for unusual items	$442	$313	$183
Cash flow from continuing operating activities before changes in non-cash working capital	$770	$768	$608
Expenditures on property, plant and equipment and exploration from continuing operations	$696	$1,707	$400
Total assets from continuing operations	$4,856	$4,969	$2,842

2005 COMPARED WITH 2004

International contributed $442 million of operating earnings from continuing operations adjusted for unusual items, up 41% from $313 million in 2004. Higher realized prices and lower depreciation, depletion and amortization were partially offset by lower production and increased operating and exploration costs.

International net loss from continuing operations was $109 million in 2005, down from net earnings of $116 million in 2004. Net loss from continuing operations in 2005 included an unrealized loss on the Buzzard derivative contracts of $562 million, an $18 million insurance premium surcharge and a $29 million positive adjustment for income tax rate and other tax adjustments. Net earnings from continuing operations in 2004 included an unrealized loss on Buzzard derivative contracts of $205 million and an $8 million gain on the sale of non-core assets.

Strong realized commodity prices were partially offset by lower production in 2005. International production from continuing operations averaged 106,300 boe/d in 2005, compared with 117,400 boe/d in 2004. The decrease was primarily due to lower production in Northwest Europe. International crude oil and liquids realized prices from continuing operations averaged $65.90/bbl and natural gas realized prices averaged $6.97/Mcf in 2005, compared with $49.19/bbl and $5.27/Mcf, respectively, in 2004. Operating and overhead costs from continuing operations averaged $7.60/boe in 2005, up from $7.13/boe in 2004, due to lower production and higher overhead costs to support growth projects.

International capital expenditures from continuing operations in 2005 were $696 million, with $562 million directed to Northwest Europe primarily for North Sea developments, $99 million invested in the North Africa/Near East region and $35 million going toward the Northern Latin America region and other capital projects.

2005 OPERATING REVIEW AND STRATEGIC INITIATIVES

The International business enhanced its portfolio in 2005 with the sale of the mature, non-operated assets in Syria, achieving first oil at Pict and progressing growth prospects in all regions.

2005 Operating Review

	2005	2004	2003
Production from continuing operations (boe/d)
Northwest Europe	44,600	54,600	51,000
North Africa/Near East	49,800	50,900	53,400
Northern Latin America	11,900	11,900	10,500
Average realized crude oil and NGL price from continuing operations ($/bbl)	$65.90	$49.19	$39.86
Average realized natural gas price from continuing operations ($/Mcf)	$6.97	$5.27	$4.80
Operating and overhead costs from continuing operations ($/boe)	$7.60	$7.13	$6.23

Northwest Europe

Petro-Canada’s Northwest Europe production averaged 44,600 boe/d in 2005, compared with 54,600 boe/d in 2004. Production from the new Pict field was more than offset by production declines in the Netherlands sector of the North Sea, an unscheduled Triton platform shutdown at the end of the year and a maintenance turnaround at the Scott platform mid-year. Northwest Europe crude oil and liquids realized prices averaged $66.13/bbl and natural gas averaged $7.35/Mcf in 2005, compared with $50.37/bbl and $5.65/Mcf, respectively, in 2004.

During 2005, Petro-Canada leveraged its existing infrastructure through concentric development near core areas and through new discoveries. Although the basin is mature, there are many new developments, including the Buzzard and Pict fields in the U.K. sector of the North Sea, and the De Ruyter and L5b-C fields in the Netherlands sector of the North Sea.

In the U.K. sector of the North Sea, Petro-Canada’s Pict development, located in Block 21/23b, achieved first oil in mid-2005. Owned and operated by Petro-Canada, this field is estimated to have resources of approximately 13 MMbbls of oil and produced an average of 15,000 boe/d during the last half of 2005. The Buzzard field, in which the Company has a 29.9% interest, will be Petro-Canada’s next U.K. North Sea development to come on-stream. Progress on this development continues on schedule and on budget, with more than 88% of the construction completed by year-end 2005. First oil is expected near the end of 2006, with peak production of 60,000 boe/d net to Petro-Canada in 2007.

In the Netherlands sector of the North Sea, development of De Ruyter and L5b-C are on schedule. De Ruyter, a Petro-Canada operated development, is expected to be on-stream in late 2006, with peak production expected to be 10,000 boe/d, net to Petro-Canada. L5b-C, a small non-operated asset, is also expected to be on-stream in late 2006, with peak production in excess of 3,000 boe/d, net to Petro-Canada.

Petro-Canada continues to focus on building a balanced exploration program. In 2005, the Company made two discoveries in the U.K. sector of the North Sea and progressed work on the Hejre discovery in Denmark. Petro-Canada has a 100% working interest in the Saxon discovery, a Pict look-alike in the Triton area, which could be on-stream in the second half of 2007. A second discovery has been made in Block 13/27a, which is located northwest of the Buzzard field. Petro-Canada is determining if additional appraisal is warranted to establish commercial viability. In Denmark, work progressed on the previously discovered Hejre field, in which Petro-Canada has a 25% working interest. A successful appraisal well is being evaluated.

In the third quarter of 2005, Petro-Canada was awarded eight blocks in the U.K. Continental Shelf 23rd round of licensing. Petro-Canada is the operator and currently has a 90% working interest in these blocks and a total work program of four commitment wells, plus seismic acquisition and reprocessing.

During the fourth quarter of 2005, Petro-Canada was awarded five production licences by the Norwegian Ministry of Petroleum and Energy. The licences are located in the North Sea where Petro-Canada has established knowledge and expertise. The Company is operator of two licences and non-operator for the remaining three licences. The work program on four of the licences covers reprocessing 3D seismic and a two-year drill-or-drop commitment. The work program for the remaining licence involves seismic exploration and a one-well commitment to be drilled within four years.

North Africa/Near East

In 2005, Petro-Canada’s production from continuing operations averaged 49,800 boe/d, relatively unchanged from 50,900 boe/d in 2004. North Africa/Near East crude oil and liquids realized prices from continuing operations averaged $65.75/bbl in 2005, compared with $48.26/bbl in 2004.

In the North Africa/Near East region, Petro-Canada continues to assess the significant potential, using the Company’s experience and assets in the area as leverage for long-term growth. In Syria, the Block II seismic program was completed and two exploration wells are planned for 2006. In Libya, two exploration wells were completed as discoveries on existing concessions, consistent with plans to maintain existing reserves and production. Petro-Canada continues to process seismic data acquired earlier in 2005 on the Zotti Block in Algeria, with a well planned for 2006. In Tunisia, the Company continues to investigate other deep gas potential. Subsequent to year end, Petro-Canada was awarded two offshore, non-operated prospecting permits.

In mid-2005, Petro-Canada signed a one-year reconnaissance licence with the Moroccan Office National Bureau for Hydrocarbons and Mines. The Company will carry out field work and studies in the Bas Draa Block (covering 59,000 square kilometres) during the reconnaissance licence period.

Northern Latin America

In 2005, Petro-Canada’s share of Trinidad and Tobago production averaged 72 MMcf/d, unchanged from 2004. Northern Latin America realized price for natural gas averaged $6.62/Mcf in 2005, compared with $4.81/Mcf in 2004.

In Northern Latin America, Petro-Canada is pursuing growth opportunities in Trinidad and Tobago by optimizing the Company’s 17% working interest in the North Coast Marine Area-1 (NCMA-1) asset and capturing exploration potential that could lead to further gas development. In Venezuela, Petro-Canada continues to pursue opportunities to leverage existing technical and operating expertise.

In 2005, Petro-Canada signed production-sharing contracts with the Trinidad and Tobago Ministry of Energy and Energy Industries for offshore exploration Blocks 1a, 1b and 22. These blocks cover 4,258 kilometres, with Block 1a containing four discoveries. Awarding of these three blocks considerably strengthens Petro-Canada’s prospects for future growth in the area. During 2005, work on the Trinidad and Tobago offshore exploration Blocks 1a, 1b and 22 advanced with the start of a 3D seismic survey in Block 22. A second seismic 3D survey on 1a and 1b began shooting in early 2006. The Company expects to invest more than $100 million in the first phase of exploration, which includes shooting two 3D seismic surveys and the drilling of six exploration wells. Drilling is expected to commence in 2007.

In Venezuela, a declaration of commercial viability and a field development plan was filed for the La Ceiba development in 2005. If approved, peak production from La Ceiba is expected to be about 13,000 b/d, net to Petro-Canada. This project is expected to provide the Company with a meaningful foothold in the country, which is perceived to have significant future opportunities.

Outlook

Production expectations in 2006:
-	North Africa/Near East oil and gas production to average 55,000 boe/d;
-	Northwest Europe oil and gas production to average 43,000 boe/d; and
-	Northern Latin American natural gas production to average 72 MMcf/d.
Growth plans:
-	advance De Ruyter development for 2006 startup;
-	progress Buzzard project for first oil in 2006;
-	execute the exploration program in Northern Latin America, Northwest Europe and North Africa/Near East; and
-	continue to pursue new business opportunities in LNG and from established reserves in the Middle East.
Capital spending plans in 2006:
-	approximately $210 million for reserves replacement spending in core areas;
-	approximately $515 million primarily for new North Sea growth projects; and
-	approximately $90 million for exploration and new ventures.

International production from continuing operations is expected to be about 110,000 boe/d in 2006, compared with 106,300 boe/d in 2005. Higher production in 2006 reflects improved performance in Libya and contributions from the start up of projects in Northwest Europe (De Ruyter and L5b-C). The addition of initial Buzzard production at the end of 2006 and other new development projects will further increase production in 2007.

In 2006, the International business has a capital budget of about $815 million. Investments to replace reserves in core areas are expected to be approximately $210 million. About $515 million is expected to be invested in new growth projects, with a focus on bringing on new North Sea projects such as De Ruyter (startup late 2006), Buzzard (startup late 2006) and Saxon (startup late 2007). Approximately $90 million is expected to be allocated to exploration.

The Company continues to advance discussions on importing gas from Russia to North America through a joint LNG project with OAO «Gazprom» (Gazprom). The project proposed in the St. Petersburg region is expected to export 3.5 million to 5 million tonnes per annum (or 500 MMcf/d to 700 MMcf/d) with the gas supplied from the Russian gas grid. A Memorandum of Understanding was signed with Gazprom in October 2004 to develop a feasibility study by mid-2005. The work was completed and Petro-Canada and Gazprom are currently discussing details of moving to a commercial proposal for the project.

Overall, the International business has well-defined plans for profitable growth in all three operating regions.

Link to Petro-Canada’s Corporate and Strategic Priorities

The International business is aligned with Petro-Canada’s strategic priorities as outlined by its progress in 2005 and goals for 2006.

	2005 PROGRESS	2006 GOALS
DELIVERING PROFITABLE GROWTH WITH A FOCUS ON OPERATED, LONG-LIFE ASSETS
▪  advanced Buzzard development on schedule and on budget;
▪  achieved first oil at Pict in June 2005;
▪  progressed exploration with two discoveries in the U.K. sector of the North Sea and the Hejre appraisal; and
▪  was awarded eight blocks in the 23rd U.K. licensing round and five Norwegian production licences.

▪  achieve first production by year end at Buzzard in the U.K. sector of the North Sea and at De Ruyter and L5b-C in the Netherlands sector of the North Sea;
▪  conduct 11-well drilling program with balanced risk profile;
▪  complete seismic program in Trinidad and Tobago and refine exploration well locations; and
▪  advance field development plans for La Ceiba in Venezuela and Saxon in the U.K. sector of the North Sea.

DRIVING FOR FIRST QUARTILE OPERATION OF OUR ASSETS
▪  completed Hanze turnaround in nine days versus planned 14 days;
▪  participated in peer benchmarking studies for North Sea producing facilities; and
▪  secured lease on new London office building on very favourable terms.

▪  conduct North Sea Triton de-bottlenecking study;
▪  ensure De Ruyter operations readiness;
▪  increase technical and environment, health and safety co-operation in Libya;
▪  improve reliability and uptime on the Scott platform; and
▪  roll out International management system.

CONTINUING TO WORK AT BEING A RESPONSIBLE COMPANY
▪  reduced total recordable injury frequency by 22% compared to 2004;
▪  initiated program of Zero Harm inspections by management;
▪  rolled out Zero Harm supervisory training for leaders;
▪  worked with community to minimize impact of onshore well in Tunisia;
▪  developed oil spill strategy and coastline mapping for offshore well in Tunisia; and
▪  initiated plan to protect forest reserve during seismic operations in Syria.

▪  maintain focus on total recordable injury frequency;
▪  consult with communities in Trinidad and Tobago in preparation for exploration drilling program;
▪  reduce oil in produced water at Triton; and
▪  introduce Employee Assistance Program for International employees.

Discontinued Operations

In late 2005, Petro-Canada reached an agreement to sell the Company’s producing assets in Syria for EUR 484 million (Canadian equivalent of $676 million as at December 20, 2005), before adjustments. The sale was closed on January 31, 2006 and a gain on disposal of approximately $140 million will be recorded in the first quarter of 2006. The sale of these mature assets aligns with Petro-Canada’s strategy to increase the proportion of long-life and operated assets within the portfolio. Syria remains an important part of the North Africa/Near East producing region, with an active exploration program in Block II and the continued pursuit of new opportunities.

Producing assets in Syria are presented as discontinued operations in the Consolidated Financial Statements. Petro-Canada’s net earnings from discontinued operations in 2005 were $98 million and included an insurance premium surcharge of $2 million. Summary information is presented below. Additional information concerning Petro-Canada’s discontinued operations can be found in Note 3 to the Consolidated Financial Statements.

Discontinued Financial Results
(millions of dollars, unless otherwise noted)	2005	2004	2003
Net earnings and operating earnings from discontinued operations	$98	$59	$115
Insurance premium surcharges	(2)	-	-
Operating earnings from discontinued operations adjusted for unusual items	$100	$59	$115
Cash flow from discontinued operating activities before changes in non-cash working capital	$245	$204	$247
Expenditures on property, plant and equipment and exploration	$46	$62	$90
Total assets	$648	$985	$1,131
Total volumes (boe/d)
- net before royalties	70,100	79,200	95,000
- net after royalties	21,000	24,200	35,600
Average realized crude oil and NGL price ($/bbl)	$61.82	$46.70	$38.32
Average realized natural gas price ($/Mcf)	$6.43	$4.81	$4.84

UPSTREAM PRODUCTION

2005 COMPARED WITH 2004

In 2005, Petro-Canada’s production from continuing operations of crude oil, NGL and natural gas averaged 354,600 boe/d, in line with the Company’s guidance for the year.

2005 Average Daily Production Volumes	North American Natural Gas	East Coast Oil	Oil Sands	International	Total

Crude oil, NGL and bitumen (b/d)
- net before royalties	14,700	75,300	21,300	83,500	194,800
- net after royalties	11,200	69,600	21,100	77,300	179,200
Synthetic crude oil (b/d)
- net before royalties	-	-	25,700	-	25,700
- net after royalties	-	-	25,400	-	25,400
Natural gas (MMcf/d)
- net before royalties	668	-	-	138	806
- net after royalties	512	-	-	122	634
Continuing operations (boe/d)
- net before royalties	126,000	75,300	47,000	106,300	354,600
- net after royalties	96,500	69,600	46,500	97,700	310,300
Discontinued operations (boe/d)
- net before royalties	-	-	-	70,100	70,100
- net after royalties	-	-	-	21,000	21,000
Total volumes (boe/d)
- net before royalties	126,000	75,300	47,000	176,400	424,700
- net after royalties	96,500	69,600	46,500	118,700	331,300

2004 Average Daily Production Volumes	North American Natural Gas	East Coast Oil	Oil Sands	International	Total

Crude oil, NGL and bitumen (b/d)
- net before royalties	15,300	78,200	16,600	91,300	201,400
- net after royalties	11,400	75,100	16,500	84,100	187,100
Synthetic crude oil (b/d)
- net before royalties	-	-	28,600	-	28,600
- net after royalties	-	-	28,300	-	28,300
Natural gas (MMcf/d)
- net before royalties	695	-	-	157	852
- net after royalties	530	-	-	136	666
Continuing operations (boe/d)
- net before royalties	131,100	78,200	45,200	117,400	371,900
- net after royalties	99,700	75,100	44,800	106,800	326,400
Discontinued operations (boe/d)
- net before royalties	-	-	-	79,200	79,200
- net after royalties	-	-	-	24,200	24,200
Total volumes (boe/d)
- net before royalties	131,100	78,200	45,200	196,600	451,100
- net after royalties	99,700	75,100	44,800	131,000	350,600

2006 Production Outlook

Upstream production from continuing operations is expected to average 365,000 boe/d to 390,000 boe/d in 2006. Petro-Canada’s production range is higher than in 2005, primarily due to additional production from White Rose, the De Ruyter startup, the Syncrude Stage III expansion and a new well pad at MacKay River. Factors that may impact production during 2006 include reservoir performance, drilling results, facility reliability, the ramp up of production at White Rose and the successful execution of the planned turnaround at Terra Nova.

Consolidated Production (thousands of boe/d)	2006 Outlook (+/-)
North American Natural Gas
Natural gas	106
Liquids	14
East Coast Oil	94
Oil Sands
Syncrude	34
MacKay River	25
International
North Africa/Near East [1]	55
Northwest Europe	43
Northern Latin America	12
Total continuing operations	365-390
Discontinued operations [2]	58
Total	425-450
1 North Africa/Near East excludes production related to the sale of the Syrian producing assets.
2 Represents Petro-Canada’s interests in the Syrian producing assets.

RESERVES

The Company's reserves data and reserves quantities are determined by Petro-Canada's staff of qualified reserves evaluators using corporate-wide policies, procedures and practices. The Company believes that these reserves policies, procedures and practices conform with the requirements in Canada, the U.S. SEC and the Association of Professional Engineers, Geologists and Geophysicists of Alberta's Standard of Practice for the Evaluation of Oil and Gas Reserves for Public Disclosure. Petro-Canada also employs independent third parties to evaluate, audit and/or review its reserves processes and estimates. In 2005, 30% of North American and 39% of International proved reserves were assessed by independent reserves evaluators. The independent reserves evaluators concluded that the Company's year-end reserves estimates were reasonable.

December 31, 2005 Consolidated Reserves [1]	Proved Liquids	Proved Gas	Proved Reserves Additions Liquids [3]	Proved Reserves Additions Gas [3]	Proved [2]	Proved Reserves Additions [3]
(working interest before royalties)	(MMbbls)	(Bcf)	(MMbbls)	(Bcf)	(MMboe)	(MMboe)
North American Natural Gas	49	1,825	11	30	353	16
East Coast Oil	132	-	91	-	132	91
Oil Sands [4]	342	-	28	-	342	28
International [5]	343	370	39	(6)	405	38
Total	866	2,195	169	24	1,232	173
Production			105	303		155
Proved replacement ratio [6,7]						111%
Five-year proved plus probable replacement ratio	195%
Proved plus probable reserves life index [7,8]	14.7

1	A comparative table for 2005 versus 2004 is shown on page 74.
2
At year-end 2005, 65% of proved reserves were classified as proved developed reserves. Of the total undeveloped reserves, 85% are associated with large projects currently producing or under active development, including Buzzard, Syncrude, Hibernia, Terra Nova, White Rose, and Trinidad and Tobago natural gas.

3
Proved reserves additions are the sum of revisions of previous estimates, net purchases/sales, and discoveries, extensions and improved recovery in 2005. Further detail on these categories is provided in the reserves table on page 74.

4
Oil Sands proved reserves only include reserves from Syncrude. The 2005 bitumen production of 8 MMboe is included in calculating the Oil Sands proved replacement ratio and proved plus probable reserves life index.

5
The Company’s Syrian producing assets were in the process of being sold at year end. As at December 31, 2005, the sale had not closed. The Syria 2005 year-end proved reserves (49 MMboe), the proved plus probable reserves (67 MMboe), and the 2005 production (26 MMboe) are included in reserves and calculated ratios.

6
This ratio is the year-over-year net change in proved reserves (before deducting production), divided by annual production over the same time period. Proved reserves replacement ratio is a general indicator of the Company's reserves growth. It is only one of a number of metrics which can be used to analyse a company's upstream business.

7	Reserves replacement ratio and reserves life index are non-standardized measures and may not be comparable to similar measures of other companies. They are illustrative only.
8	This index is proved plus probable reserves at year-end 2005, divided by annual production.

Petro-Canada's objective is to replace reserves over time through exploration, development and acquisition. The Company believes that, due to the specific nature of its upstream portfolio and attributes of its probable reserves, the combination of proved plus probable reserves provides the best perspective of Petro-Canada’s reserves. Petro-Canada’s proved plus probable reserves replacement on a consolidated basis was 195% over the last five years. The proved plus probable reserves life index was 14.7 at year-end 2005, compared to 13.5 at year-end 2004.

In 2005, the Company replaced 111% of production on a proved basis. Proved reserves additions totalled 173 MMboe, compared to production of 155 MMboe in 2004. As a result, total proved reserves increased from 1,214 MMboe at year-end 2004 to 1,232 MMboe at year-end 2005.

In North American Natural Gas, proved reserves additions were 16 MMboe. The U.S. Rockies added reserves as planned and it continued to develop unconventional coal bed methane and tight gas resources.

In East Coast Oil, a total of 91 MMbbls were added to proved reserves. This was due to better than anticipated reservoir performance, ongoing development well drilling at Terra Nova and Hibernia, and the startup of production and the corresponding water flood at White Rose. The life-of-field estimates for Hibernia, Terra Nova and White Rose increased in 2005.

In Oil Sands, proved reserves additions were 28 MMbbls in 2005. The SEC prescribes the use of year-end prices and costs in determining proved reserves. The combination of wide light/heavy price differentials and high prices for synthetic crude used for blending contributed to low prices for Canadian bitumen at year-end 2005, so no proved in situ reserves were booked at MacKay River. As a result, proved reserves additions of 8 MMbbls equalled production. At Syncrude, 20 MMbbls were added to proved reserves, reflecting the inclusion of an additional pit area and the reappraisal of delineation drilling and the Syncrude mine plan.

In International, a total of 38 MMboe were added to proved reserves in 2005. This primarily reflected reservoir performance in Libya and the addition of new projects in Northwest Europe. Reserves additions associated with the Buzzard acquisition were booked in 2004. In December 2005, the Company announced the potential sale of Syrian producing assets. At year end, these assets represented 49 MMboe of proved reserves. The sale closed on January 31, 2006.

Further detail on Petro-Canada’s reserves is provided in the reserves table at the end of this Report (see page 74).

DOWNSTREAM

BUSINESS SUMMARY AND STRATEGY

Petro-Canada is the second-largest Downstream business and the “brand of choice” in Canada. In 2005, Petro-Canada accounted for approximately 13% of the total refining capacity in Canada and about 16% of total petroleum products sold in Canada.

Downstream operations include: two refineries in Edmonton and Montreal with a total rated capacity of 40,500 cubic metres/day (m3/d) (255,000 b/d)1; a lubricants plant which is the largest producer of lubricant base stocks in Canada; a network of more than 1,300 retail service stations; Canada’s largest commercial road transport network of 212 locations; and a bulk fuel sales channel.

The strategy in the Downstream business is to increase the profitability of the base business through effective capital investment and discipline over controllable factors. In 2006, Downstream capital investment will shift to growth projects as regulatory projects to produce cleaner-burning fuels are complete. The goal is superior returns and growth, including a 12% return on capital employed (ROCE) based on a mid-cycle business environment. Key features of the strategy include:
•	achieving and maintaining first quartile operating performance in all areas;
•	advancing Petro-Canada as the “brand of choice” for Canadian gasoline consumers; and
•	increasing sales of high-margin specialty lubricants.

Downstream Financial Results
(millions of dollars)	2005	2004	2003
Net earnings	$415	$314	$248
Gain (loss) on sale of assets	17	4	(15)
Operating earnings	$398	$310	$263
Insurance premium surcharges	(23)	-	-
Income tax adjustments	(2)	2	34
Oakville closure costs	2	(46)	(151)
Operating earnings adjusted for unusual items	$421	$354	$380
Cash flow from operating activities before changes in non-cash working capital	$607	$556	$601
Expenditures on property, plant and equipment	$1,053	$839	$424
Total assets	$5,609	$4,462	$3,827

1	Capacity reflects small expansion of Montreal refinery, effective January 1, 2005, and closure of Oakville refinery operations, effective April 11, 2005.

2005 COMPARED WITH 2004

Downstream contributed $421 million of operating earnings adjusted for unusual items, up 19% from $354 million in 2004. Strong reliability at all our plants allowed Petro-Canada to maximize the benefits of favourable refining margins and a wider light/heavy crude price differential. These benefits were partially offset by the impact of rising crude prices on margins for heavy products, lower sales volumes and increased operating expenses due to planned shutdowns, higher energy prices and one-time expenses including additional insurance premiums.

Net earnings from Downstream were a record $415 million in 2005, up from $314 million in 2004. Net earnings in 2005 included a $17 million gain on the sale of assets, a $23 million insurance premium surcharge, a $2 million charge related to an income tax rate adjustment and a $2 million recovery due to the consolidation of the Eastern Canada refinery operations. Net earnings in 2004 included a $4 million gain on the sale of assets, a $2 million positive adjustment to reflect a reduction in provincial income tax rates and a $46 million charge for additional depreciation and other charges related to the consolidation of the Eastern Canada refinery operations.

Refining and supply contributed 2005 operating earnings adjusted for unusual items of $366 million, compared with $288 million in 2004. Earnings were positively impacted by improved reliability, favourable U.S. refining margins, wider light/heavy crude differentials and a recovery related to the Oakville refinery closure. These factors were offset by the effects of major planned turnarounds at the Edmonton and Montreal refineries and Mississauga lubricants plant, a 7% reduction in overall crude capacity as a result of the Oakville closure, and lower asphalt and heavy fuel oil margins as prices failed to keep pace with rising crude oil costs throughout most of 2005.

Total sales of refined products were down 7% compared to 2004. The reduced volumes were mainly a result of lower asphalt and jet fuel sales associated with the consolidation of the Eastern Canada refinery operations and a decrease in furnace fuel oil sales due to warmer weather.

Marketing contributed 2005 operating earnings adjusted for unusual items of $55 million, compared with $66 million in 2004. Improved marketing margins higher margins from non-petroleum products were more than offset by increased costs related to higher fuel prices.

Total Downstream operating, marketing and general and administration unit costs of 7.5 cents/litre in 2005 were up from 6.4 cents/litre in 2004. The increase mainly reflected increased shutdown and operating costs driven by higher energy prices and transportation costs, and one-time expenses including additional insurance premiums.

2005 OPERATING REVIEW AND STRATEGIC INITIATIVES

With the Eastern Canada consolidation completed, Petro-Canada is well positioned with the supply flexibility to optimize profitability within a range of future business environment scenarios.

Refining and Supply

In 2005, the business processed an average of 40,900 m3/d of crude oil, down from 48,200 m3/d in 2004. The overall utilization rate at Petro-Canada’s three refineries, adjusted for the closure of the Oakville refinery in April 2005, averaged 96% in 2005, down slightly from 98% in 2004. The decline reflected planned major turnarounds at the Edmonton and Montreal refineries for maintenance and to facilitate tie-ins of low-sulphur diesel equipment.

Total Downstream sales decreased to an average 52,800 m3/d in 2005, compared to 56,600 m3/d in 2004. Lower volumes were mainly due to decreased asphalt, heavy fuel oil and jet fuel sales associated with the consolidation of Eastern Canada refinery operations and lower sales of furnace fuel oil due to warmer weather.

Overall plant reliability, a critical component of success in the refining business, improved in 2005. All three refineries ran at a reliability index rate of well over 90 and work on the Edmonton diesel desulphurization project surpassed the four-million-hour mark without a lost-time injury. The Montreal refinery showed a significant improvement due to selective equipment upgrades and an increased focus on operations and maintenance procedures.

Refining and Supply successfully consolidated Eastern Canada operations to Montreal in 2005. The completion of the consolidation included expanding and upgrading the Oakville terminal facilities and closing the remaining Oakville refining operations in April 2005. Excellent safety and reliability was maintained at the Oakville refinery throughout the transition. The Ontario market is now supplied via the Trans-Northern Pipeline Inc. pipeline from the expanded Montreal refinery and from new gasoline, diesel and feedstock supply contracts.

Work continued at the Montreal and Edmonton refineries to bring new diesel desulphurization units on-stream. This work remains on schedule and on budget to meet federal ultra-low sulphur diesel requirements, which will be in effect on June 1, 2006.

With the refining industry in need of more capacity to refine heavier crude stocks, Petro-Canada is well positioned with its plans to reduce feedstock costs at its refineries. In 2005, Downstream commenced detailed engineering work to convert the Edmonton refinery to process 100% oil sands feedstock and initiated work to evaluate the feasibility of adding a coker to the Montreal refinery.

In the first quarter of 2005, Petro-Canada acquired a 51% interest in a paraxylene facility adjacent to the Montreal refinery. This partnership allows Petro-Canada to build on the strengths of its newly consolidated Eastern Canada refining and supply hub, and capture more of the petrochemical value chain.

Marketing

In the retail business, Petro-Canada completed most of its re-imaging program, contributing to industry-leading throughputs. Within the Company’s network, annual gasoline sales from re-imaged sites averaged in excess of 6.5 million litres per site. The Company extended the re-imaging program to independent retailers and nearly 60% of these retailers chose to participate.

Petro-Canada continued to leverage its position as "Canada's Gas Station," with the advancement of previously launched innovative product developments and new product firsts such as the Citi Petro-Points MasterCard, the first general-purpose credit card in North America to offer cardholders an instant discount on gasoline, and the roll out of its Cash Point Program, the industry's first privately owned automated bank machine network. In 2005, the Company continued to focus on expanding its non-petroleum revenue base, as evidenced by the 10% year-over-year sales growth of its convenience store business and 5% increase in same-store sales compared to 2004.

In 2005, the PETRO-PASS network, which includes 212 truck stop facilities, continued to be the leading national marketer of fuel in the commercial road transport segment in Canada. The distribution network was upgraded during the year, leading to higher sales volumes.

Lubricants

Overall sales of lubricants totalled 779 million litres in 2005, a decrease of 7% compared to sales volumes of 833 million litres in 2004. The decrease in sales volume was primarily due to lower sales of wax and white oils. Sales of higher-margin products increased 3%, resulting in 73% of production going into higher-margin product segments. Over the past five years, growth in high-margin sales has averaged close to 10% per year.

In 2005, Lubricants continued to focus on improving plant reliability. Petro-Canada delivered strong reliability through its intensified efforts to optimize operations and maintenance procedures based on industry “best practices.” A major five-year cycle maintenance turnaround was completed at the white oils plant, which will help ensure continued reliability improvements at the Lubricants facility.

Lubricants is positioned for profitable future growth as tougher performance and environmental standards increase global demand for higher-quality base oils and finished products. In 2005, the Lubricants business initiated a plant expansion to increase high-quality base stock production in the latter half of 2006.

Outlook

Growth plans:
-	drive for first quartile refinery safety and reliability;
-	complete investments in Montreal and Edmonton refineries to produce low-sulphur diesel;
-	advance Edmonton refinery conversion project to process oil sands based feedstock by 2008;
-	evaluate feasibility of a coker at the Montreal refinery;
-	increase service station network effectiveness with a focus on increasing non-petroleum revenue;
-	build wholesale volumes primarily through our commercial road transport and bulk fuels sales channels; and
-	increase sales of higher-margin, value-added lubricants, supported by increased plant capacity in 2006.
Capital spending plans in 2006:
-	approximately $245 million primarily focused on completion of diesel desulphurization at Montreal and Edmonton refineries;
-	approximately $70 million to enhance existing operations;
-	approximately $180 million to improve profitability in the base business; and
-	approximately $535 million for Edmonton refinery conversion program and new growth opportunities.

Downstream capital spending shifts from regulatory requirements to growth during 2006, in particular, with the conversion of the Edmonton refinery, expansion of the lubricants plant and a feasibility study for a Montreal coker.

The Downstream business will have a capital program of approximately $1,030 million in 2006. The business will invest approximately $245 million in regulatory compliance, primarily to complete modifications at the Montreal and Edmonton refineries to produce low-sulphur distillates in line with regulations, which come into effect June 1, 2006. Approximately $70 million is expected to be directed to the enhancement of existing operations. This includes reliability and safety improvements at the facilities, as well as product storage and information technology upgrades within the wholesale and retail networks.

A further $180 million is expected to be invested to improve the profitability of the Downstream’s base business. This approach includes continuing to develop the retail and wholesale network, and de-bottlenecking the lubricants plant with a 25% increase in capacity to support the growth of its high-margin, specialty lubricants business.

The majority of new growth projects funding of $535 million is expected to go toward advancing the Edmonton refinery conversion to run oil sands feedstock by 2008. Other new growth projects are expected to include the continuation of a feasibility study for the addition of a coker at the Montreal refinery and funding for the development of innovative marketing concepts to increase non-petroleum revenue.

At the end of 2005, the Downstream business had a mid-cycle ROCE of just over 10%. Over time, it is anticipated that yield improvement and conversion projects will help drive the mid-cycle ROCE to the target of 12%.

Link to Petro-Canada’s Corporate and Strategic Priorities

The Downstream business is aligned with Petro-Canada’s strategic priorities as outlined by its progress in 2005 and goals for 2006.

	2005 PROGRESS	2006 GOALS
DELIVERING PROFITABLE GROWTH WITH A FOCUS ON OPERATED, LONG-LIFE ASSETS
▪  completed Eastern Canada consolidation;
▪  initiated detailed engineering of Edmonton refinery conversion to synthetic crude diet; and
▪  acquired 51% interest in a paraxylene facility adjacent to the Montreal refinery.

▪  progress Edmonton refinery feed conversion project for completion in 2008;
▪  conduct Montreal coker feasibility study for decision in 2007;
▪  de-bottleneck Lubricants plant; and
▪  continue to make refinery yield and reliability improvements.

DRIVING FOR FIRST QUARTILE OPERATION OF OUR ASSETS	▪ improved the Downstream plant reliability index score by more than 16%; ▪ achieved leading share of retail major urban market; and ▪ increased sales of high-margin lubricants.	▪ continue to focus on safety, and refinery operating and maintenance procedures; ▪ increase retail non-petroleum revenue; and ▪ achieve 75% high-margin lubricants sales mix.
CONTINUING TO WORK AT BEING A RESPONSIBLE COMPANY
▪  reduced total recordable injury frequency by 51% compared to 2004;
▪  surpassed four million hours of work without a lost-time injury on the Edmonton Diesel Desulphurization Project;
▪  reduced community complaints by 57% compared to 2004;
▪  invested into producing cleaner-burning fuels; and
▪  reduced regulatory compliance exceedances by 59% compared to 2004.
▪ maintain focus on total recordable injury frequency and regulatory compliance exceedances in 2006; ▪ produce ultra-low sulphur diesel; and ▪ meet provincial ethanol regulations.

SHARED SERVICES

Shared Services includes investment income, interest expense, foreign currency translation and general corporate revenue and expenses.

Shared Services Financial Results
(millions of dollars)	2005	2004	2003
Net earnings (loss)	$(177)	$(63)	$58
Gain (loss) on sale of assets	-	(1)	1
Foreign currency translation	73	63	239
Operating loss	$(250)	$(125)	$(182)
Stock-based compensation	(66)	(11)	(13)
Income tax adjustments	(31)	(1)	(11)
Operating loss adjusted for unusual items	$(153)	$(113)	$(158)
Cash flow from operating activities before changes in non-cash working capital	$(225)	$(106)	$(100)

2005 COMPARED WITH 2004

Shared Services recorded an operating loss adjusted for unusual items of $153 million, compared with a loss of $113 million for the same period in 2004.

Shared services net loss was $177 million in 2005, compared to a net loss of $63 million in 2004. The 2005 net loss included a $73 million gain on foreign currency translation related to long-term debt, a $66 million charge related to the mark-to-market valuation of stock-based compensation and a $31 million charge related to income tax adjustments. The 2004 net loss included a $1 million loss on the sale of assets, a $63 million gain on foreign currency translation related to long-term debt, an $11 million charge related to the mark-to-market valuation of stock-based compensation and a $1 million charge to reflect a change in the provincial income tax rate.

FINANCIAL REPORTING

CRITICAL ACCOUNTING ESTIMATES

The preparation of the Company’s financial statements requires management to adopt accounting policies that involve the use of significant estimates and assumptions. These estimates and assumptions are developed based on the best available information and are believed by management to be reasonable under the existing circumstances. New events or additional information may result in the revision of these estimates over time. The Audit, Finance and Risk Committee of the Board of Directors regularly reviews the Company’s critical accounting policies and any significant changes thereto. A summary of the significant accounting policies used by Petro-Canada can be found in Note 1 to the 2005 Consolidated Financial Statements. The following discussion outlines what management believes to be the most critical accounting policies involving the use of significant estimates or assumptions.

Property, Plant and Equipment/Depreciation, Depletion and Amortization

Investments in exploration and development activities are accounted for under the successful efforts method. Under this method, the acquisition costs of unproved acreage, the costs of exploratory wells pending determination of proved reserves, the costs of wells which are assigned proved reserves and development costs, including costs of all wells, are capitalized. The cost of unsuccessful wells and all other exploration costs, including geological and geophysical costs, are charged to earnings as incurred. Capitalized costs of oil and gas producing properties are depreciated and depleted using the unit of production method based upon estimated reserves (see Estimated Oil and Gas Reserves discussion on page 39). Reserves estimates can have a significant impact on net earnings, as they are a key component in the calculation of depreciation and depletion related to the capitalized costs of property, plant and equipment. A revision in reserve estimates could result in either a higher or lower depreciation and depletion charge to net earnings. A downward revision in reserves could result in a write-down of oil and gas producing properties as part of the impairment assessment (see Asset Impairment discussion below).

Asset Retirement Obligations

The Company currently records the obligation for estimated asset retirement costs at fair value when incurred. Factors that can affect the fair values of the obligations include the expected costs and the useful lives of the assets. Cost estimates are influenced by factors such as the number and type of assets subject to asset retirement obligations, the extent of work required and changes in environmental legislation. A revision to the estimated costs or useful lives of the assets could result in an increase or decrease in the total obligation, which would change the amount of amortization and accretion expense recognized in net earnings over time.

Asset Impairment

Producing properties and significant unproved properties are assessed annually, or as economic events dictate, for potential impairment. Impairment is assessed by comparing the estimated undiscounted future cash flows to the carrying value of the asset. The cash flows used in the impairment assessment require management to make assumptions and estimates about recoverable reserves (see Estimated Oil and Gas Reserves discussion on page 39), future commodity prices and operating costs. Changes in any of the assumptions, such as a downward revision in reserves, a decrease in future commodity prices or an increase in operating costs, could result in an impairment of an asset’s carrying value.

Purchase Price Allocation

Business acquisitions are accounted for by the purchase method of accounting. Under this method, the purchase price is allocated to the assets acquired and the liabilities assumed based on the fair value at the time of the acquisition. The excess purchase price over the fair value of identifiable assets and liabilities acquired is goodwill. The determination of fair value often requires management to make assumptions and estimates about future events. The assumptions and estimates with respect to determining the fair value of property, plant and equipment acquired generally require the most judgment, and include estimates of reserves acquired (see Estimated Oil and Gas Reserves discussion on page 39), future commodity prices and discount rates. Changes in any of the assumptions or estimates used in determining the fair value of acquired assets and liabilities could impact the amounts assigned to assets, liabilities, and goodwill in the purchase price allocation. Future net earnings can be affected as a result of changes in future depreciation and depletion, asset impairment or goodwill impairment.

Goodwill Impairment

Goodwill is subject to impairment tests annually, or as economic events dictate, by comparing the fair value of the reporting unit to its carrying value, including goodwill. If the fair value of the reporting unit is less than its carrying value, a goodwill impairment loss is recognized as the excess of the carrying value of the goodwill over the fair value of the goodwill. The determination of fair value requires management to make assumptions and estimates about recoverable reserves (see Estimated Oil and Gas Reserves discussion below), future commodity prices, operating costs, production profiles and discount rates. Changes in any of these assumptions, such as a downward revision in reserves, a decrease in future commodity prices, an increase in operating costs or an increase in discount rates, could result in an impairment of all or a portion of the goodwill carrying value in future periods.

Estimated Oil and Gas Reserves

Reserve estimates, although not reported as part of the Company’s Consolidated Financial Statements, can have a significant effect on net earnings as a result of their impact on depreciation and depletion rates, asset impairments and goodwill impairments (see discussion of these items above and on page 38). The Company’s staff of qualified reserves evaluators performs internal evaluations on all of its oil and gas reserves on an annual basis using corporate-wide policies, procedures and practices. Independent qualified petroleum reservoir engineering consultants also conduct annual evaluations, technical audits and/or reviews of a significant portion of the Company’s reserves and audit the Company’s reserves policies, procedures and practices. In addition, the Company’s contract internal auditors test the non-engineering management control processes used in establishing reserves. However, the estimation of reserves is an inherently complex process requiring significant judgment. Estimates of economically recoverable oil and gas reserves are based upon a number of variables and assumptions, such as geoscientific interpretation, economic conditions, commodity prices, operating and capital costs, and production forecasts, all of which may vary considerably from actual results. These estimates are expected to be revised upward or downward over time as additional information, such as reservoir performance, becomes available, or as economic conditions change.

Employee Future Benefits

The Company maintains defined benefit pension plans and provides certain post-retirement benefits to qualifying retirees. Obligations under employee future benefits plans are recorded net of plan assets where applicable. The cost of pension and other post-retirement benefits are actuarially determined by an independent actuary using the projected benefit method, prorated based on service. The determination of these costs requires management to estimate or make assumptions regarding the expected plan investment performance, salary escalation, retirement ages of employees, expected health care costs, employee turnover, discount rates and return on plan assets. Changes in these estimates or assumptions could result in an increase or decrease to the accrued benefit obligation and the related costs for both pensions and other post-retirement benefits.

Income Taxes

The Company follows the liability method of accounting for income taxes whereby future income taxes are recognized based on the differences between the carrying amounts of assets and liabilities reported in the financial statements and their respective tax bases. The determination of the income tax provision is an inherently complex process requiring management to interpret continually changing regulations and to make certain judgments. While income tax ӿlings are subject to audits and reassessments, management believes adequate provision has been made for all income tax obligations. However, changes in the interpretations or judgments may result in an increase or decrease in the Company’s income tax provision in the future.

Contingencies

The Company is involved in litigation and claims in the normal course of operations. Management is of the opinion that any resulting settlements would not materially affect the financial position of the Company as at December 31, 2005. However, the determination of contingent liabilities relating to the litigation and claims is a complex process that involves judgments as to the outcomes and interpretation of laws and regulations. Changes in the judgments or interpretations may result in an increase or decrease in the Company’s contingent liabilities in the future.

SHARE DATA

The authorized share capital of Petro-Canada consists of an unlimited number of common shares and an unlimited number of preferred shares issuable in series designated as either senior preferred shares or junior preferred shares. As at March 7, 2006, there were 511,731,556 common shares outstanding and no preferred shares outstanding. For details of the Company’s share capital and stock options outstanding at December 31, 2005, refer to Notes 21 and 22 of the 2005 Consolidated Financial Statements.

ADDITIONAL INFORMATION

Copies of this MD&A and the following Consolidated Financial Statements, as well as the Company’s latest Annual Information Form and Management Proxy Circular, may be obtained from the Company’s Web site at www.petro-canada.ca or by mail upon request from the corporate secretary, 150 - 6 Avenue S.W., Calgary, Alberta, T2P 3E3. Other disclosure documents, and any reports, statements or other information filed by Petro-Canada with the Canadian provincial securities commissions or other similar regulatory authorities, are accessible through the Internet on the Canadian System for Electronic Document Analysis and Retrieval, which is commonly known by the acronym SEDAR, and is located at www.sedar.com. SEDAR is the Canadian equivalent of the U.S. SEC’s Electronic and Document Gathering and Retrieval System, which is commonly known by the acronym EDGAR, and is located at www.sec.gov.

MANAGEMENT, AUDIT, FINANCE AND RISK COMMITTEE, AND AUDITOR LETTERS

MANAGEMENT’S RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

The preparation and presentation of the Company’s Consolidated Financial Statements and the overall quality of the Company’s financial reporting are the responsibility of management. The financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) and necessarily include estimates which are based on management’s best judgments. Information contained elsewhere in the Annual Report is consistent, where applicable, with that contained in the financial statements.

Management is also responsible for installing and maintaining a system of internal controls to provide reasonable assurance that assets are safeguarded and that reliable financial information is produced for preparation of financial statements. Management believes the system of internal controls it has installed has operated effectively in 2005.

Deloitte & Touche LLP, a firm of chartered accountants, were appointed by the shareholders as external auditors of the Company to conduct an independent examination and express their opinion on the Consolidated Financial Statements. The Auditors’ Report outlines the auditors’ opinion and the scope of their examination. The services provided to the Company by the external auditors are now restricted to the audit of the Consolidated Financial Statements and audit related services. The only non-audit service provided was the licensing of access to industry databases and the Company cancelled those licences in 2005. The Company engaged PricewaterhouseCoopers LLP as contract auditor to provide internal audit services.

The Board of Directors is responsible for overseeing management’s performance of its responsibilities for financial reporting and internal control. The Board of Directors exercises this responsibility with the assistance of the Audit, Finance and Risk Committee of the Board of Directors.

/s/ Ron A. Brenneman                                   /s/ E. F. H. Roberts
Ron A. Brenneman	E. F. H. Roberts
President and Chief Executive Officer	Executive Vice President and Chief Financial Officer
February 9, 2006

AUDIT, FINANCE AND RISK COMMITTEE OF THE BOARD OF DIRECTORS

The Audit, Finance and Risk Committee, which is composed of not fewer than three (currently five) independent directors, assists the Board of Directors in the discharge of its responsibility for overseeing management’s performance of the financial reporting and internal control responsibilities. The Committee reviews the annual and quarterly Consolidated Financial Statements, accounting policies and the overall quality of the Company’s financial reporting, and the financial information contained in prospectuses and in reports filed with regulatory authorities, as required. The Committee also reviews and makes recommendations to the Board of Directors regarding financial matters and oversees the process that management has in place to identify business risks. The Committee members are all independent pursuant to National Instrument 52-110 (N1 52-110), NYSE Corporate Governance Standards and the Sarbanes Oxley Act of 2002 (SOX), and are financially literate, with one member who has been recognized as a “financial expert” in accordance with SOX requirements.

With respect to the external auditors, the Committee reviews and approves the terms of engagement, the scope and plan for the external audit, and reviews the results of the audit and the Auditors’ Report. The external auditors report to the Committee and to the Board of Directors. The Committee discusses the external auditors’ independence from management and the Company with the auditors and receives written confirmation of their independence. The Committee also recommends to the Board of Directors the external auditors to be appointed by the shareholders and approves in advance fees for the external auditors’ services.

With respect to the contract auditor’s engagement to provide internal audit services, the Committee reviews the engagement contract, reviews and approves the scope and plan for the internal audit, receives periodic reports and reviews significant findings and recommendations. The contract auditor reports to the Committee and to the Board of Directors.

Senior management, the external auditors and the contract auditor attend all Audit, Finance and Risk Committee meetings and each is provided with the opportunity to meet privately with the Committee.

/s/ Paul D. Melnuk
Paul D. Melnuk
Chairman of the Audit, Finance and Risk Committee
February 9, 2006

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Shareholders of Petro-Canada:

We have audited the Consolidated Balance Sheet of Petro-Canada as at December 31, 2005 and 2004 and the Consolidated Statements of Earnings, Retained Earnings and Cash Flows for each of the years in the three-year period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these Consolidated Financial Statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2005 in accordance with Canadian generally accepted accounting principles.

The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

/s/ Deloitte & Touche LLP
Deloitte & Touche LLP
Independent Registered Chartered Accountants
Calgary, Alberta, Canada
February 9, 2006

CONSOLIDATED STATEMENT OF EARNINGS

(stated in millions of Canadian dollars, except per share amounts)

For the years ended December 31,
	2005	2004	2003
		(Note 3)	(Note 3)
Revenue
Operating	$17,585	$14,270	$12,392
Investment and other income (Note 5)	(806)	(312)	16
	16,779	13,958	12,408
Expenses
Crude oil and product purchases	8,846	6,740	5,620
Operating, marketing and general (Note 6)	2,962	2,572	2,432
Exploration (Note 15)	271	235	271
Depreciation, depletion and amortization (Notes 6 and 15)	1,222	1,256	1,429
Unrealized gain on translation of foreign currency denominated long-term debt	(88)	(77)	(251)
Interest	164	142	182
	13,377	10,868	9,683
Earnings from Continuing Operations Before Income Taxes	3,402	3,090	2,725
Provision for Income Taxes (Note 7)
Current	1,794	1,365	1,127
Future	(85)	27	63
	1,709	1,392	1,190
Net Earnings from Continuing Operations	1,693	1,698	1,535
Net Earnings from Discontinued Operations (Note 3)	98	59	115
Net Earnings	$1,791	$1,757	$1,650
Earnings per Share from Continuing Operations (Notes 4 and 8)
Basic	$3.27	$3.21	$2.90
Diluted	$3.22	$3.17	$2.87
Earnings per Share (Notes 4 and 8)
Basic	$3.45	$3.32	$3.11
Diluted	$3.41	$3.28	$3.08

CONSOLIDATED STATEMENT OF RETAINED EARNINGS

(stated in millions of Canadian dollars)

For the years ended December 31,
	2005	2004	2003
Retained Earnings at Beginning of Year	$5,408	$3,810	$2,266
Net earnings	1,791	1,757	1,650
Dividends on common shares	(181)	(159)	(106)
Retained Earnings at End of Year	$7,018	$5,408	$3,810

See accompanying Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENT OF CASH FLOWS

(stated in millions of Canadian dollars)

For the years ended December 31,
	2005	2004	2003
		(Note 3)	(Note 3)
Operating Activities
Net earnings	$1,791	$1,757	$1,650
Less: Net earnings from discontinued operations	98	59	115
Net earnings from continuing operations	1,693	1,698	1,535
Items not affecting cash flow from continuing operating activities:
Depreciation, depletion and amortization	1,222	1,256	1,429
Future income taxes	(85)	27	63
Accretion of asset retirement obligations	50	50	64
Unrealized gain on translation of foreign currency denominated long-term debt	(88)	(77)	(251)
Gain on disposal of assets (Note 5)	(48)	(12)	(42)
Unrealized loss associated with the Buzzard derivative contracts (Note 24)	889	333	-
Other	14	33	56
Exploration expenses (Note 15)	140	117	188
Proceeds from sale of accounts receivable (Note 10)	80	399	-
(Increase) decrease in non-cash working capital related to continuing operating activities (Note 9)	(84)	104	(146)
Cash flow from continuing operating activities	3,783	3,928	2,896
Cash flow from discontinued operating activities (Note 3)	204	233	229
Cash flow from operating activities	3,987	4,161	3,125
Investing Activities
Expenditures on property, plant and equipment and exploration (Note 15)	(3,606)	(3,955)	(2,232)
Proceeds from sale of assets	81	44	165
Increase in deferred charges and other assets	(70)	(36)	(147)
Acquisition of Prima Energy Corporation (Note 12)	-	(644)	-
Decrease in non-cash working capital related to investing activities (Note 9)	237	10	94
	(3,358)	(4,581)	(2,120)
Financing Activities
Increase (decrease) in short-term notes payable	(303)	314	-
Proceeds from issue of long-term debt (Note 18)	762	533	804
Repayment of long-term debt	(6)	(299)	(1,352)
Proceeds from issue of common shares (Note 21)	64	39	50
Purchase of common shares (Note 21)	(346)	(447)	-
Dividends on common shares	(181)	(159)	(106)
Increase in non-cash working capital related to financing activities (Note 9)	-	(26)	-
	(10)	(45)	(604)
Increase (Decrease) in Cash and Cash Equivalents	619	(465)	401
Cash and Cash Equivalents at Beginning of Year	170	635	234
Cash and Cash Equivalents at End of Year	$789	$170	$635
Cash and Cash Equivalents - Discontinued Operations (Note 3)	$68	$206	$227
Cash and Cash Equivalents - Continuing Operations	$721	$(36)	$408

See accompanying Notes to Consolidated Financial Statements

CONSOLIDATED BALANCE SHEET

(stated in millions of Canadian dollars)

As at December 31,
	2005	2004
		(Note 3)
ASSETS
Current Assets
Cash and cash equivalents (Note 13)	$721	$-
Accounts receivable (Note 10)	1,617	1,086
Inventories (Note 14)	596	549
Assets of discontinued operations (Note 3)	237	387
	3,171	2,022

Property, Plant and Equipment, Net (Note 15)	15,921	14,318
Goodwill (Note 16)	737	853
Deferred Charges and Other Assets (Note 17)	415	345
Assets of Discontinued Operations (Note 3)	411	598
	$20,655	$18,136

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Outstanding cheques less cash and cash equivalents (Note 13)	$-	$36
Accounts payable and accrued liabilities	2,854	2,188
Income taxes payable	82	272
Liabilities of discontinued operations (Note 3)	102	133
Short-term notes payable	-	299
Current portion of long-term debt	7	6
	3,045	2,934

Long-Term Debt (Note 18)	2,906	2,275
Other Liabilities (Note 19)	1,888	646
Asset Retirement Obligations (Note 20)	923	834
Future Income Taxes (Note 7)	2,405	2,708

Commitments and Contingent Liabilities (Note 25)

Shareholders' Equity
Common shares (Note 21)	1,362	1,314
Contributed surplus (Note 21)	1,422	1,743
Retained earnings	7,018	5,408
Foreign currency translation adjustment	(314)	274
	9,488	8,739
	$20,655	$18,136

See accompanying Notes to Consolidated Financial Statements

Approved on behalf of the Board of Directors

/s/ Ron A. Brenneman                /s/ Brian F. MacNeill
Ron A. Brenneman     Brian F. MacNeill
Director                 Director

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(stated in millions of Canadian dollars, unless otherwise stated)

Note 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of Presentation
The Consolidated Financial Statements include the accounts of Petro-Canada and of all subsidiary companies (the Company) and are prepared in accordance with Canadian generally accepted accounting principles (GAAP). Differences between Canadian and United States GAAP are explained in Note 27.

Substantially all of the Company's exploration and development activities are conducted jointly with others. Only the Company's proportionate interests in such activities are reflected in the Consolidated Financial Statements.

The preparation of the Consolidated Financial Statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and the disclosure of contingencies. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, actual results may differ from estimated amounts as future confirming events occur. Significant estimates used in the preparation of the financial statements include, but are not limited to, asset retirement obligations, income taxes, employee future benefits and the estimates of oil and gas reserves and related depreciation, depletion and amortization.

(b)	Revenue Recognition
Revenue from the sale of crude oil, natural gas, natural gas liquids, purchased products and refined petroleum products is recorded when title passes to the customer. Inter-segment sales are accounted for at market values and included, for segmented reporting, in revenues of the segment making the transfer and expenses of the segment receiving the transfer; these amounts are eliminated on consolidation.

International operations conducted pursuant to exploration and production-sharing agreements (EPSAs) are reflected in the Consolidated Financial Statements based on the Company’s working interest in such operations. Under the EPSAs, the Company and other non-governmental partners pay all operating and capital costs for exploring and developing the concessions. Each EPSA establishes specific terms for the Company to recover these costs (Cost Recovery Oil) and to share in the production profits (Profit Oil). Cost Recovery Oil is determined in accordance with a formula that is generally limited to a specified percentage of production during each fiscal year. Profit Oil is that portion of production remaining after deducting Cost Recovery Oil and is shared between the joint venture partners and the government of each country, varying with the level of production. Profit Oil that is attributable to the government includes an amount in respect of all deemed income taxes payable by the Company under the laws of the respective country. All other government stakes, other than income taxes, are considered to be royalty interests.

Note 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(c)	Foreign Currency Translation
Monetary assets and liabilities are translated into Canadian dollars at rates of exchange in effect at the balance sheet date. With the exception of items pertaining to self-sustaining operations, the other assets and related depreciation, depletion and amortization, other liabilities, revenue and other expense items are translated into Canadian dollars at rates of exchange in effect at the respective transaction dates. The resulting exchange gains or losses are included in earnings.

The Company’s International business segment and the U.S. Rockies upstream operations included in the North American Natural Gas business segment are operated on a self-sustaining basis. Assets and liabilities of these operations, including associated long-term debt, are translated into Canadian dollars at period end exchange rates, while revenues and expenses are converted using average rates for the period. Gains and losses from the translation into Canadian dollars are deferred and included in the foreign currency translation adjustment as part of shareholders’ equity.

(d)	Income Taxes
The Company follows the liability method of accounting for income taxes. Under this method, future income taxes are recognized, using substantively enacted income tax rates, based on the temporary differences between the carrying amounts of assets and liabilities reported in the financial statements and their respective tax bases. The effect of a change in income tax rates on future income tax assets and liabilities is recognized in income in the period the change occurs.

(e)	Earnings Per Share
Basic earnings per share are calculated by dividing the net earnings available to common shareholders by the weighted-average number of common shares outstanding. Diluted earnings per share reflect the potential dilution that would occur if stock options, excluding stock options with a cash payment alternative, were exercised. The treasury stock method is used in calculating diluted earnings per share, which assumes that any proceeds received from the exercise of in-the-money stock options would be used to purchase common shares at the average market price for the period.

(f)	Cash and Cash Equivalents
Cash and cash equivalents comprise cash in banks, less outstanding cheques, and short-term investments with a maturity of less than 90 days when purchased. Short-term investments are recorded at the lower of cost or market value.

(g)	Sale of Accounts Receivable
The transfers of accounts receivable are accounted for as sales, other than the retained interest, when the Company has surrendered control over the transferred receivables and received proceeds. Gains or losses are recognized as other income or expenses and are dependent upon the purchase discount as well as the previous carrying amount of the receivables transferred, which is allocated between the receivables sold and the retained interest, based on their relative fair values at the date of the transfer. Fair value is determined based on the present value of future expected cash flows.

Note 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(h)	Inventories
Inventories are stated at the lower of cost and net realizable value. Cost of crude oil and product purchases is determined primarily on a "last-in, first-out" (LIFO) basis.

(i)	Investments
Investments in companies over which the Company has significant influence are accounted for using the equity method. Other long-term investments are accounted for using the cost method.

(j)	Property, Plant and Equipment
Investments in exploration and development activities are accounted for using the successful efforts method. Under this method, the acquisition cost of unproved acreage is capitalized. Costs of exploratory wells are initially capitalized pending determination of proved reserves. Costs of wells which are assigned proved reserves remain capitalized, while costs of unsuccessful wells are charged to earnings. All other exploration costs, including geological and geophysical costs, are charged to earnings as incurred. Development costs, including the cost of all wells, are capitalized.

The interest cost of debt attributable to the construction of major new facilities is capitalized during the construction period.

Producing properties and significant unproved properties are assessed annually, or as economic events dictate, for potential impairment. Impairment is assessed by comparing the estimated net undiscounted future cash flows to the carrying value of the asset. If required, the impairment recorded is the amount by which the carrying value of the asset exceeds its fair value.

(k)	Depreciation, Depletion and Amortization
Depreciation and depletion of capitalized costs of oil and gas producing properties are calculated using the unit of production method. Development and exploration drilling and equipment costs are depleted over the remaining proved developed reserves and proved property acquisition costs over the remaining proved reserves.

Depreciation of other plant and equipment is provided on either the unit of production method or the straight line method, as appropriate. Straight line depreciation is based on the estimated service lives of the related assets, which range from three to 25 years.

Deferred financing costs are amortized over the term of the related liability.

Costs associated with significant development projects are not depleted until commencement of commercial production.

Note 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(l)	Asset Retirement Obligations
The fair values of estimated asset retirement obligations are recorded as liabilities when incurred and the associated cost is capitalized as part of the cost of the related asset. Over time, the liabilities are accreted for the change in their present value and the initial capitalized costs are depreciated over the useful lives of the related assets. The associated accretion is recorded in operating expense and the depreciation is included in depreciation, depletion and amortization expense.

Asset retirement obligations for Downstream sites are provided when the incurrence is established as a result of a legal obligation to restore the site or when the Company intends to restore the site.

(m)	Goodwill
Acquisitions are accounted for using the purchase method. Under this method, identifiable assets and liabilities are recorded at fair value as of the date of acquisition. Goodwill, which is not amortized, is the excess of the purchase price over such fair value and is assigned to one or more reporting units.

The carrying value of goodwill is assessed for impairment annually at year end, or more frequently as economic events dictate, by comparing the fair value of the reporting unit to its carrying value, including goodwill. If the fair value of the reporting unit is less than its carrying value, a goodwill impairment is recognized as the excess of the carrying value of the goodwill over the fair value of the goodwill.

(n)	Stock-Based Compensation
The Company maintains stock option, performance share unit and deferred stock unit plans as described in Note 22.

The Company accounts for stock options granted prior to 2003 based on the intrinsic value at the grant date, which does not result in a charge to earnings because the exercise price was equal to the market price at grant date.

Stock options granted in 2003 are accounted for using the fair value method. Fair values are determined, at the grant date, using the Black-Scholes option-pricing model. The compensation expense associated with these options is charged to earnings over the vesting period with a corresponding increase in contributed surplus. On the exercise of stock options, consideration paid and the associated contributed surplus is credited to common shares.

Stock options granted subsequent to 2003, which provide the holder with a cash payment alternative, are accounted for based on the intrinsic value at each period end whereby a liability and expense are recorded over the vesting period in the amount by which the then current market price exceeds the option exercise price.

Performance share units (PSUs) are accounted for on a mark-to-market basis over the term of the PSUs whereby a liability and expense are recorded based on the number of PSUs outstanding, the current market price of the Company’s shares and the Company’s current total shareholder return relative to the selected industry peer group.

Deferred stock units (DSUs) are accounted for on a mark-to-market basis whereby a liability and expense are recorded each period based on the number of DSUs outstanding and the current market price of the Company’s shares.

Note 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
(o)	Employee Future Benefits
The Company’s employee future benefit programs consist of both defined benefit and defined contribution pension plans, as well as other post-retirement benefits as described in Note 23.

The Company records its obligations under employee benefit plans, net of plan assets where applicable. The costs of pensions and other post-retirement benefits are actuarially determined using the projected benefit method prorated based on service and using management’s best estimate of expected plan investment performance, salary escalation, retirement ages of employees and expected health care costs. For the purpose of calculating the expected return on plan assets, those assets are measured at fair value. The accrued benefit obligation is discounted using a market rate of interest at the beginning of the year on high quality corporate debt instruments. Company contributions to the defined contribution plan are expensed as incurred.

(p)	Hedging and Derivative Financial Instruments
The Company may use derivative financial instruments to manage its exposure to market risks resulting from fluctuations in foreign exchange rates, interest rates and commodity prices. These derivative financial instruments are not used for speculative purposes and a system of controls is maintained that includes a policy covering the authorization, reporting and monitoring of derivative activity.

The Company formally documents all derivative instruments designated as hedges, the risk management objective, and the strategy for undertaking the hedge.

Gains and losses on derivatives that are designated as and determined to be effective hedges are deferred and recognized in the period of settlement as a component of the related transaction. The Company assesses both at inception and over the term of the hedging relationship, whether the derivative instruments used in the hedging transactions are highly effective in offsetting changes in the fair value or cash flows of hedged items. If a derivative instrument ceases to be effective or is terminated, hedge accounting is discontinued. The accumulated gains and losses continue to be deferred and recognized in the Consolidated Statement of Earnings in the period of settlement of the related transaction; future gains or losses are recognized in the Consolidated Statement of Earnings in the period they occur.

Derivative instruments that are not designated as hedges for accounting purposes are recorded on the Consolidated Balance Sheet at fair value with any resulting gain or loss recognized in the Consolidated Statement of Earnings in the current period.

Note 2 - SEGMENTED INFORMATION FROM CONTINUING OPERATIONS

The Company is an integrated oil and gas company with activities spanning both the upstream and downstream sectors of the industry. The Company conducts its business through five major operating business segments along with Shared Services. Upstream activities are conducted through four business segments, which include North American Natural Gas, East Coast Oil, Oil Sands and International; Downstream operations comprise the fifth business segment.

Upstream operations include the exploration, development, production, transportation and marketing of crude oil, natural gas and natural gas liquids and oil sands. The North American Natural Gas segment includes activity in Western Canada, the U.S. Rockies, the Mackenzie Delta/Corridor, Offshore Nova Scotia and Alaska. The East Coast Oil segment comprises activity offshore Newfoundland and Labrador, and includes interests in the Hibernia, Terra Nova, and White Rose oilfield operations. The Oil Sands segment includes an interest in the Syncrude oil sands mining operation, the MacKay River in situ oil sands operation, and an interest in the Fort Hills oil sands mining project. The International segment includes activity primarily in the United Kingdom, the Netherlands, Trinidad and Tobago, Venezuela, Libya, Algeria, Tunisia, Denmark, Morocco and Syria. The producing assets in Syria, previously included in the International segment, have been accounted for as a discontinued operation (Note 3).

The Downstream business segment includes the purchase and sale of crude oil, the refining of crude oil products and the distribution and marketing of these and other purchased products.

Financial information by business segment is presented in the following table as though each segment were a separate business entity. Inter-segment transfers of products, which are accounted for at market value, are eliminated on consolidation. Shared Services includes investment income, interest expense, unrealized gains or losses on translation of foreign currency denominated long-term debt and general corporate revenue and expenses. Shared Services assets are principally cash and cash equivalents and other general corporate assets.

	Upstream
	North American Natural Gas			East Coast Oil
	2005	2004	2003	2005	2004	2003
Revenue [1]
Sales to customers	$2,073	$1,770	$1,705	$1,284	$914	$818
Investment and other income [2]	21	3	51	(2)	(3)	(1)
Inter-segment sales	345	215	190	346	527	482
Segmented revenue	2,439	1,988	1,946	1,628	1,438	1,299
Expenses
Crude oil and product purchases	466	359	366	48	-	-
Inter-segment transactions	7	9	7	6	5	-
Operating, marketing and general	426	379	330	158	120	121
Exploration	118	119	146	4	2	47
Depreciation, depletion and amortization	364	321	269	259	268	267
Unrealized gain on translation of foreign currency denominated long-term debt	-	-	-	-	-	-
Interest	-	-	-	-	-	-
	1,381	1,187	1,118	475	395	435
Earnings (loss) from continuing operations before income taxes	1,058	801	828	1,153	1,043	864
Provision for income taxes
Current	311	330	227	361	323	313
Future	73	(29)	109	17	9	(46)
	384	301	336	378	332	267
Net earnings (loss) from continuing operations	$674	$500	$492	$775	$711	$597
Capital and exploration expenditures from continuing operations
Property, plant and equipment and exploration expenditures	$713	$666	$517	$314	$275	$344
Deferred charges and other assets	7	6	4	1	1	4
Acquisition of Prima Energy Corporation, including goodwill	-	644	-	-	-	-
	$720	$1,316	$521	$315	$276	$348
Cash flow from continuing operating activities	$1,219	$899	$1,019	$1,002	$1,018	$788
Total assets from continuing operations	$3,763	$3,477	$2,341	$2,442	$2,265	$2,288

	Upstream
	Oil Sands			International
	2005	2004	2003	2005	2004	2003
					(Note 3)	(Note 3)
Revenue [1]
Sales to customers	$749	$412	$233	$2,183	$1,767	$1,492
Investment and other income [2]	4	-	2	(851)	(335)	(38)
Inter-segment sales	660	548	391	-	-	-
Segmented revenue	1,413	960	626	1,332	1,432	1,454
Expenses
Crude oil and product purchases	571	291	156	-	-	-
Inter-segment transactions	80	49	36	-	-	-
Operating, marketing and general	423	362	332	364	319	282
Exploration	32	16	23	117	98	55
Depreciation, depletion and amortization	133	69	179	249	320	313
Unrealized gain on translation of foreign currency denominated long-term debt	-	-	-	-	-	-
Interest	-	-	-	-	-	-
	1,239	787	726	730	737	650
Earnings (loss) from continuing operations before income taxes	174	173	(100)	602	695	804
Provision for income taxes
Current	(45)	(71)	(20)	1,015	631	524
Future	104	124	(28)	(304)	(52)	88
	59	53	(48)	711	579	612
Net earnings (loss) from continuing operations	$115	$120	$(52)	$(109)	$116	$192
Capital and exploration expenditures from continuing operations
Property, plant and equipment and exploration expenditures	$772	$397	$443	$696	$1,707	$400
Deferred charges and other assets	1	-	-	-	-	-
Acquisition of Prima Energy Corporation, including goodwill	-	-	-	-	-	-
	$773	$397	$443	$696	$1,707	$400
Cash flow from continuing operating activities	$340	$384	$65	$722	$789	$613
Total assets from continuing operations	$2,623	$1,883	$1,770	$4,856	$4,969	$2,842

1	There were no customers that represented 10% or more of the Company’s consolidated revenues for the periods presented.
2	Investment and other income for the International segment includes $889 million (2004 - $333 million; 2003 - nil) of unrealized losses relating to the Buzzard derivative contracts (Note 24).

Note 2 - SEGMENTED INFORMATION FROM CONTINUING OPERATIONS (continued)

	Downstream			Shared Services
	2005	2004	2003	2005	2004	2003
Revenue [1]
Sales to customers	$11,296	$9,407	$8,144	$-	$-	$-
Investment and other income [2]	43	13	1	(21)	10	1
Inter-segment sales	13	14	7	-	-	-
Segmented revenue	11,352	9,434	8,152	(21)	10	1
Expenses
Crude oil and product purchases	7,762	6,093	5,099	(1)	(3)	(1)
Inter-segment transactions	1,271	1,241	1,027	-	-	-
Operating, marketing and general	1,436	1,328	1,293	155	64	74
Exploration	-	-	-	-	-	-
Depreciation, depletion and amortization	216	277	400	1	1	1
Unrealized gain on translation of foreign currency denominated long-term debt	-	-	-	(88)	(77)	(251)
Interest	-	-	-	164	142	182
	10,685	8,939	7,819	231	127	5
Earnings (loss) from continuing operations before income taxes	667	495	333	(252)	(117)	(4)
Provision for income taxes
Current	264	226	204	(112)	(74)	(121)
Future	(12)	(45)	(119)	37	20	59
	252	181	85	(75)	(54)	(62)
Net earnings (loss) from continuing operations	$415	$314	$248	$(177)	$(63)	$58
Capital and exploration expenditures from continuing operations
Property, plant and equipment and exploration expenditures	$1,053	$839	$424	$12	$9	$14
Deferred charges and other assets	33	26	53	28	3	86
Acquisition of Prima Energy Corporation, including goodwill	-	-	-	-	-	-
	$1,086	$865	$477	$40	$12	$100
Cash flow from continuing operating activities	$663	$879	$548	$(163)	$(41)	$(137)
Total assets from continuing operations	$5,609	$4,462	$3,827	$714	$95	$575

	Consolidated
	2005	2004	2003
		(Note 3)	(Note 3)
Revenue [1]
Sales to customers	$17,585	$14,270	$12,392
Investment and other income [2]	(806)	(312)	16
Inter-segment sales
Segmented revenue	16,779	13,958	12,408
Expenses
Crude oil and product purchases	8,846	6,740	5,620
Inter-segment transactions
Operating, marketing and general	2,962	2,572	2,432
Exploration	271	235	271
Depreciation, depletion and amortization	1,222	1,256	1,429
Unrealized gain on translation of foreign currency denominated long-term debt	(88)	(77)	(251)
Interest	164	142	182
	13,377	10,868	9,683
Earnings (loss) from continuing operations before income taxes	3,402	3,090	2,725
Provision for income taxes
Current	1,794	1,365	1,127
Future	(85)	27	63
	1,709	1,392	1,190
Net earnings (loss) from continuing operations	$1,693	$1,698	$1,535
Capital and exploration expenditures from continuing operations
Property, plant and equipment and exploration expenditures	$3,560	$3,893	$2,142
Deferred charges and other assets	70	36	147
Acquisition of Prima Energy Corporation, including goodwill	-	644	-
	$3,630	$4,573	$2,289
Cash flow from continuing operating activities	$3,783	$3,928	$2,896
Total assets from continuing operations	$20,007	$17,151	$13,643

1	There were no customers that represented 10% or more of the Company’s consolidated revenues for the periods presented.
2	Investment and other income for the International segment includes $889 million (2004 - $333 million; 2003 - nil) of unrealized losses relating to the Buzzard derivative contracts (Note 24).

Note 2 - SEGMENTED INFORMATION FROM CONTINUING OPERATIONS (continued)

Geographic Information from Continuing Operations

	2005		2004		2003
	Revenues	Total Assets	Revenues	Total Assets	Revenues	Total Assets

Canada	$15,302	$14,261	$12,472	$11,263	$10,954	$10,795
Foreign [1]	1,477	5,746	1,486	5,888	1,454	2,848
	$16,779	$20,007	$13,958	$17,151	$12,408	$13,643

1	Foreign total assets include $2,964 million relating to assets in the United Kingdom (2004 - $1,022 million).

Note 3 - DISCONTINUED OPERATIONS

On December 20, 2005, the Company reached an agreement to sell its producing assets in Syria for $676 million (EUR 484 million) before adjustments. Accordingly, the producing assets in Syria have been classified as held for sale and presented as discontinued operations in the International segment.

Subsequently on January 31, 2006, the Company completed the sale of these assets. As a result, a gain on disposal of approximately $140 million will be recorded in the first quarter of 2006.

The accounting for discontinued operations results in a reduction of the Consolidated Statement of Earnings balances as follows:

	2005	2004	2003
Revenue	$464	$419	$491
Expenses
Operating, marketing and general	104	118	125
Depreciation, depletion and amortization	145	146	131
	249	264	256

Earnings from discontinued operations before income taxes	215	155	235
Provision for income taxes	117	96	120
Net earnings from discontinued operations	$98	$59	$115

The assets and liabilities of the discontinued operations are comprised of the following:

	2005	2004
Assets
Current assets [1]	$237	$387
Property, plant and equipment, net	300	465
Goodwill	111	133
Total assets	$648	$985

Liabilities
Current liabilities	$102	$133
Net assets of discontinued operations	$546	$852

1	Current assets include cash and cash equivalents of $68 million as at December 31, 2005 (December 31, 2004 - $206 million).

Note 4 - STOCK DIVIDEND

In July 2005, the Company effected a two-for-one stock split in the form of a stock dividend. Common shareholders of record at the close of business on September 3, 2005 received one additional common share for each common share held. Information related to common shares, stock options and performance share units has been restated to reflect this transaction.

Note 5 - INVESTMENT AND OTHER INCOME

Investment and other income includes net losses on derivative contracts (Note 24) of $882 million for the year ended December 31, 2005 (2004 - $345 million; 2003 - nil) and net gains on disposal of assets of $48 million for the year ended December 31, 2005 (2004 - $12 million; 2003 - $42 million).

Note 6 - ASSET WRITE-DOWNS

Oakville Refining Operations
Petro-Canada announced in September 2003 it would cease the Oakville refining operations and expand the existing terminalling facilities. The shutdown of the refinery was completed in April 2005. The total charge to earnings related to the shutdown over the three years was $195 million after-tax. The following expenses have been recorded in the Downstream segment:

	2005		2004		2003
	Pre-Tax	After-Tax	Pre-Tax	After-Tax	Pre-Tax	After-Tax
Operating, marketing and general expenses (de-commissioning and employee related costs)	$(4)	$(2)	$3	$2	$54	$32
Depreciation and amortization expenses (asset write-downs and increased depreciation	1	-	71	44	196	119
	$(3)	$(2)	$74	$46	$250	$151

Other
Depreciation, depletion and amortization expense for the year ended December 31, 2003 includes $136 million ($82 million after-tax) relating mainly to engineering costs incurred in finalizing the Company’s strategy for converting the Edmonton refinery to process an oil sands feedstock and a charge of $46 million ($46 million after-tax) relating to the impairment of assets in Kazakhstan. The charges were recorded in the Oil Sands and International business segments respectively.

Note 7 - INCOME TAXES

The computation of the provision for income taxes, which requires adjustment to earnings from continuing operations before income taxes for non-taxable and non-deductible items, is as follows:

	2005	2004	2003
Earnings from continuing operations before income taxes	$3,402	$3,090	$2,725
Add (deduct):
Non-deductible royalties and other payments to provincial governments, net	393	352	392
Resource allowance	(413)	(512)	(542)
Non-taxable foreign exchange	(45)	(40)	(237)
Other	5	(10)	17
Earnings from continuing operations as adjusted before income taxes	$3,342	$2,880	$2,355
Canadian Federal income tax rate	38.0%	38.0%	38.0%
Income tax on earnings from continuing operations as adjusted at Canadian Federal income tax rate	$1,270	$1,094	$895
Provincial income taxes	325	271	194
Federal - abatement and other credits	(378)	(274)	(167)
Future income taxes increase (decrease) due to federal and provincial rate changes	6	(13)	(45)
Higher foreign income tax rates	482	320	306
Income tax credits and other	4	(6)	7
Provision for income taxes	$1,709	$1,392	$1,190
Effective income tax rate on earnings from continuing operations before income taxes	50.2%	45.0%	43.7%

Note 7 - INCOME TAXES (continued)

Future income taxes of continuing operations consists of the following future income tax liabilities (assets) relating to temporary differences for:

	2005	2004
Property, plant and equipment	$3,114	$2,961
Partnership income [1]	532	404
Inventories	(230)	(184)
Asset retirement obligations and other liabilities	(906)	(446)
Deferred charges and other assets	58	55
Other	(163)	(82)
	$2,405	$2,708

1	Taxable income for certain Canadian upstream activities are generated by a partnership and the related taxes will be included in current income taxes in the next year.

Deferred distribution taxes associated with International business operations have not been recorded. Based on current plans, repatriation of funds in excess of foreign reinvestment will not result in material additional income tax expense.

Complex income tax issues, which involve interpretations of continually changing regulations, are encountered in computing the provision for income taxes. Management believes that adequate provisions have been made for all such outstanding issues and that the resolution of these issues would not materially affect the financial position of the Company.

Note 8 - EARNINGS PER SHARE

The weighted-average number of common shares outstanding used in the calculation of basic and diluted earnings per share from continuing operations and earnings per share, assuming that all dilutive outstanding stock options were exercised, was:

(millions)	2005	2004	2003
Weighted-average number of common shares outstanding - basic	518.4	529.3	529.9
Effect of dilutive stock options	7.0	6.9	5.8
Weighted-average number of common shares outstanding - diluted	525.4	536.2	535.7

There were no stock options excluded from the diluted earnings per share from continuing operations and earnings per share calculations. Stock options are excluded when the exercise price exceeds the average share price in a respective period.

Note 9 - CASH FLOW INFORMATION

Changes in Non-Cash Working Capital
Non-cash working capital is comprised of current assets and current liabilities, other than cash and cash equivalents and the current portion of long-term debt.

The (increase) decrease in non-cash working capital is comprised of:

	2005	2004	2003
Operating activities from continuing operations
Accounts receivable	$(563)	$(131)	$(11)
Inventories	(18)	4	34
Accounts payable and accrued liabilities	656	249	(157)
Income taxes payable	(190)	96	59
Current portion of long-term liabilities and other	31	(114)	(71)
	$(84)	$104	$(146)
Investing activities
Accounts payable and accrued liabilities	$(12)	$10	$94
Other liabilities	249	-	-
	$237	$10	$94
Financing activities
Accounts payable and accrued liabilities	$-	$(26)	$-

Cash Payments
Cash payments from continuing operations for interest and income taxes were as follows:

	2005	2004	2003
Interest	$186	$165	$156
Income taxes	$1,972	$1,353	$1,096

Note 10 - SECURITIZATION PROGRAM

In 2004, the Company entered into a securitization program, expiring in 2009, to sell an undivided interest of eligible accounts receivable up to $400 million to a third party, on a revolving and fully serviced basis. The service liability has been estimated to be insignificant. The Company also retains an interest in the transferred accounts receivable equal to the required reserves amount.

In March 2005, the Company increased the limit to sell eligible accounts receivable under the program from $400 million to $500 million. During the year ended December 31, 2005, the Company sold an additional $80 million of outstanding receivables for net proceeds of $80 million. As at December 31, 2005, $480 million (December 31, 2004 - $400 million) of outstanding accounts receivable had been sold under the program for net proceeds of $479 million (2004 - $399 million).

Note 11 - FORT HILLS OIL SANDS MINING PROJECT

In June 2005, the Company acquired, for $300 million, a 60% interest in the Fort Hills oil sands mining project which was previously wholly owned by UTS Energy Corporation (UTS). As part of the acquisition, Petro-Canada became the project operator. To pay for the investment, Petro-Canada will fund a portion of UTS’ share of the next $2.5 billion of development capital.

In November 2005, the Company and UTS finalized agreements with Teck Cominco Limited (Teck Cominco) whereby Teck Cominco acquired a 15% interest in the Fort Hills oil sands mining project with Petro-Canada and UTS holding interests of 55% and 30%, respectively. Petro-Canada remains the project operator. The discounted value of the acquisition cost was recorded in other liabilities (Note 19).

Note 12 - ACQUISITION OF PRIMA ENERGY CORPORATION

On July 28, 2004, the Company acquired all of the common shares of Prima Energy Corporation, an oil and gas company with operations in the U.S. Rockies, for a total acquisition cost of $644 million, net of cash acquired. The results of operations were included in the Consolidated Financial Statements from the date of acquisition.

The acquisition was accounted for by the purchase method of accounting. The allocation of fair value to the assets acquired and liabilities assumed was:

Property, plant and equipment	$688
Goodwill	193
Current assets, excluding cash of $74 million	36
Deferred charges and other assets	2
Total assets acquired	919
Current liabilities	41
Future income taxes	217
Asset retirement obligations and other liabilities	17
Total liabilities assumed	275
Net assets acquired	$644

Goodwill, which is not tax deductible, was assigned to the Company’s North American Natural Gas business segment.

Note 13 - CASH AND CASH EQUIVALENTS

	2005	2004
Cash	$91	$169
Less: outstanding cheques	(43)	(65)
	48	104
Short-term investments	741	66
	789	170
Less: discontinued operations (Note 3)	68	206
	$721	$(36)

Note 14 - INVENTORIES

	2005	2004
Crude oil, refined products and merchandise	$431	$383
Materials and supplies	165	166
	$596	$549

Note 15 - PROPERTY, PLANT AND EQUIPMENT

	2005			2004			2005	2004
	Cost	Accumulated Depreciation, Depletion and Amortization	Net	Cost	Accumulated Depreciation, Depletion and Amortization	Net	Expenditures on Property, Plant and Equipment 1 2 3
Upstream
North American Natural Gas	$6,161	$2,828	$3,333	$5,521	$2,491	$3,030	$635	$605
East Coast Oil	3,577	1,359	2,218	3,274	1,094	2,180	310	276
Oil Sands	3,217	759	2,458	2,417	628	1,789	745	383
International	4,245	469	3,776	4,624	629	3,995	665	1,664
	17,200	5,415	11,785	15,836	4,842	10,994	2,355	2,928
Downstream
Refining	4,254	1,318	2,936	3,372	1,220	2,152	936	662
Marketing and other	2,419	1,252	1,167	2,358	1,218	1,140	117	177
	6,673	2,570	4,103	5,730	2,438	3,292	1,053	839
Other property, plant and equipment	470	437	33	458	426	32	12	9
	$24,343	$8,422	$15,921	$22,024	$7,706	$14,318	$3,420	$3,776

1	Expenditures are from continuing operations and exclude $46 million (2004 - $62 million) relating to discontinued operations (Note 3).
2
Exploration expenses, excluding general and administrative and geological and geophysical expenses, of $140 million (2004 - $117 million; 2003 - $188 million) are reclassified from operating activities and included with expenditures on property, plant and equipment and exploration under investing activities in the Consolidated Statement of Cash Flows.

3
Expenditures on property, plant and equipment and exploration for the year ended December 31, 2004 include the Company’s purchase of a 29.9% interest in the Buzzard field and nearby exploration blocks in the U.K. sector of the North Sea for $1,218 million.

Property, plant and equipment net cost includes asset retirement costs of $414 million (2004 - $297 million).

Interest capitalized during 2005 amounted to $35 million (2004 - $20 million; 2003 - 7 million).

Costs of $48 million (2004 - $577 million) relating to non-producing East Coast Oil projects, $2,778 million (2004 - $2,587 million) relating to the International operations and $323 million (2004 - $338 million) relating to U.S. Rockies operations are currently not being depleted.

Capital leases at a net cost of $63 million (2004 - $67 million) and $25 million (2004 - $27 million) are included in the assets of East Coast Oil and Oil Sands, respectively (Note 18).

Note 16 - GOODWILL

The following table summarizes the changes in goodwill:

	2005			2004
	North American Natural Gas	International	Total	North American Natural Gas	International	Total
Goodwill at beginning of year	$175	$811	$986	$-	$810	$810
Acquisition of Prima Energy Corporation	-	-	-	193	-	193
Foreign exchange	(5)	(133)	(138)	(18)	1	(17)
Goodwill at end of year	170	678	848	175	811	986
Less: discontinued operations (Note 3)	-	111	111	-	133	133
	$170	$567	$737	$175	$678	$853

Note 17 - DEFERRED CHARGES AND OTHER ASSETS

	2005	2004
Investments	$87	$78
Deferred pension funding	105	71
Deferred financing costs	108	98
Other long-term assets	115	98
	$415	$345

Note 18 - LONG-TERM DEBT

	Maturity	2005	2004
Debentures and notes
5.95% unsecured senior notes ($600 million US) [1]	2035	$700	$-
5.35% unsecured senior notes ($300 million US) [2]	2033	350	361
7.00% unsecured debentures ($250 million US)	2028	292	301
7.875% unsecured debentures ($275 million US)	2026	321	331
9.25% unsecured debentures ($300 million US)	2021	350	361
5.00% unsecured senior notes ($400 million US) [3]	2014	466	481
4.00% unsecured senior notes ($300 million US) [2]	2013	350	361
Capital leases (Note 15) [4]	2007-2017	77	85
Retail licensee trust loans	2012-2014	7	-
		2,913	2,281
Current portion		(7)	(6)
		$2,906	$2,275

1	In May 2005, the Company issued $600 million US 5.95% notes due May 15, 2035. The proceeds were used primarily to repay existing short-term notes payable.
2
In anticipation of issuing these senior notes, the Company entered into interest rate derivatives which resulted in effective interest rates of 6.073% for the 5.35% notes due in 2033 and 4.838% for the 4.00% notes due in 2013.

3
The Company established a $400 million US underwritten credit facility to partially fund the acquisition of Prima Energy Corporation (Note 12). On November 8, 2004, the Company issued these senior notes, the proceeds of which were used to repay the credit facility.

4
The Company is party to a transportation agreement to transport bitumen from the MacKay River production facilities to the Athabasca Pipeline Terminal. The agreement is for an initial term of 15 years ending in 2017 and is extendable at the Company's option for an additional 10 years.

The Company is party to an agreement for the time charter and operation of a vessel for the transportation of East Coast Oil crude oil production. The agreement, which calls for payment in U.S. dollars, is for an initial term of 10 years ending in 2007 and extendable at the Company's option for up to an additional 15 years.

The transportation and time charter agreements are accounted for as capital leases and have implicit rates of interest of 14.65% and 11.90%, respectively. The aggregate remaining repayments under the transportation and time charter agreements are $77 million, including the following amounts in the next five years: 2006 - $7 million; 2007 - $7 million; 2008 - $2 million; 2009 - $3 million; 2010 - $3 million.

Interest on long-term debt, net of capitalized interest, was $146 million in 2005 (2004 - $132 million; 2003 - $177 million).

At December 31, 2005, the Company has in place syndicated operating credit facilities totaling $2,000 million, maturing in 2010. The syndicated facilities are unsecured, committed revolving facilities that bear interest at either the lenders' rates for Canadian prime loans, U.S. base rate loans, Bankers’ Acceptances rates, or at London Inter-Bank Offered Rate (LIBOR) plus applicable margins. The Company also has revolving bilateral demand credit facilities of $408 million at December 31, 2005. A total of $1,141 million of the credit facilities was used for letters of credit and overdraft coverage at December 31, 2005. The syndicated facilities also provide liquidity support to Petro-Canada’s commercial paper program, under which no amounts were outstanding at December 31, 2005.

Note 19 - OTHER LIABILITIES

	2005	2004
Post-retirement benefits	$173	$164
Unrealized loss on Buzzard derivative contracts (Note 24)	1,222	333
Fort Hills purchase obligation (Note 11)	247	-
Other long-term liabilities	246	149
	$1,888	$646

Note 20 - ASSET RETIREMENT OBLIGATIONS

Asset retirement obligations are recorded for obligations where the Company will be required to retire tangible long-lived assets such as well sites, offshore production platforms, natural gas processing plants and marketing sites.

The following table summarizes the changes in the asset retirement obligations:

	2005	2004
Asset retirement obligations at beginning of year	$834	$773
Obligations incurred	92	67
Changes in estimates	104	-
Abandonment expenditures	(98)	(44)
Accretion expense	50	50
Foreign exchange and other	(59)	(12)
Asset retirement obligations at end of year	$923	$834

In determining the fair value of the asset retirement obligations, the estimated cash flows of new obligations incurred during the year have been discounted at 5.5% (2004 - 6.5%). The total undiscounted amount of the estimated cash flows required to settle the obligations is $2,839 million (2004 - $2,417 million). The obligations will be settled on an ongoing basis over the useful lives of the operating assets, which extend up to 50 years in the future.

Note 21 - SHAREHOLDERS' EQUITY

The authorized share capital is comprised of an unlimited number of:
(a)	Preferred shares issuable in series designated as Senior Preferred Shares.
(b)	Preferred shares issuable in series designated as Junior Preferred Shares.
(c)	Common shares.

Changes in common shares and contributed surplus were as follows:

	2005			2004
	Shares	Amount	Contributed Surplus	Shares	Amount	Contributed Surplus
Balance at beginning of year	519,928,022	$1,314	$1,743	531,172,186	$1,308	$2,147
Issued under employee stock option and share purchase plans	3,544,282	64	-	2,492,000	39	-
Repurchased under normal course issuer bid	(8,333,400)	(22)	(324)	(13,736,164)	(34)	(413)
Stock-based compensation	-	6	3	-	1	9
Balance at end of year	515,138,904	1,362	1,422	519,928,022	1,314	1,743

Note 21 - SHAREHOLDERS' EQUITY(continued)

In June 2005, the Company renewed its normal course issuer bid to repurchase up to 26 million of its common shares during the period from June 22, 2005 to June 21, 2006, subject to certain conditions. During 2005, the Company purchased 8,333,400 common shares at an average price of $41.54 per common share for a total cost of $346 million (2004 - 13,736,164 common shares at an average price of $32.51 per common share for a total cost of $447 million). The excess of the purchase price over the carrying amount of the shares purchased, which totaled $324 million in 2005 (2004 - $413 million), was recorded as a reduction of contributed surplus.

Note 22 - STOCK-BASED COMPENSATION

Stock Options
The Company maintains a stock option plan whereby options can be granted to officers and certain employees for up to 44 million common shares. Stock options have a term of ten years if granted prior to 2004 and seven years if granted subsequent to 2003. All stock options vest over periods of up to four years and are exercisable at the market prices for the shares on the dates that the options were granted.

In 2004, the Company amended the option plan to provide the holder of stock options granted subsequent to 2003 the alternative to exercise these options as a cash payment alternative (CPA). Where the CPA is chosen, vested options can be surrendered for cancellation in return for a direct cash payment from the Company based on the excess of the then market price over the option exercise price.

Changes in the number of outstanding stock options were as follows:

	2005
	Number	Weighted-Average Exercise Price
		(dollars)
Balance at beginning of year	18,074,698	$21
Granted	4,185,800	35
Exercised	(3,544,282)	18
Cancelled	(354,599)	29
Balance at end of year	18,361,617	$24

	2004		2003
	Number	Weighted-Average Exercise Price	Number	Weighted-Average Exercise Price
		(dollars)		(dollars)
Balance at beginning of year	17,241,186	$19	16,451,968	$15
Granted	3,673,400	29	4,962,000	26
Exercised	(2,492,000)	16	(3,982,232)	13
Cancelled	(347,888)	22	(190,550)	20
Balance at end of year	18,074,698	$21	17,241,186	$19

The following stock options were outstanding as at December 31, 2005:

Options Outstanding				Options Exercisable
Range of Exercise Prices	Number	Weighted-Average Life	Weighted-Average Exercise Price	Number	Weighted-Average Exercise Price
(dollars)		(years)	(dollars)		(dollars)
$8 to 13	1,954,009	2.3	$10	1,954,009	$10
14 to 17	2,635,875	6.0	17	2,561,759	17
18 to 23	2,659,795	5.3	19	2,645,091	19
24 to 27	3,743,733	7.1	26	2,807,800	26
28 to 32	3,291,205	5.2	29	2,583,867	29
33 to 42	4,077,000	6.2	35	2,029,037	34
$8 to 42	18,361,617	5.6	$24	14,581,563	$23

During 2005, the Company recorded compensation expense of $10 million (2004 - $10 million; 2003 - $9 million) relating to the 2003 stock options and $69 million (2004 - $3 million; 2003 - nil) relating to options with a CPA.

Note 22 - STOCK-BASED COMPENSATION (continued)

The following table presents the pro forma net earnings and the pro forma earnings per share computed assuming the fair value based accounting method had been used to account for the compensation cost of stock options granted in 2002.

		Earnings per Share			Earnings per Share			Earnings per Share
	2005	Basic	Diluted	2004	Basic	Diluted	2003	Basic	Diluted
	Net Earnings	(dollars)	(dollars)	Net Earnings	(dollars)	(dollars)	Net Earnings	(dollars)	(dollars)
Net earnings as reported	$1,791	$3.45	$3.41	$1,757	$3.32	$3.28	$1,650	$3.11	$3.08
Pro forma adjustment	8	0.01	0.02	9	0.02	0.02	8	0.01	0.01
Pro forma net earnings	$1,783	$3.44	$3.39	$1,748	$3.30	$3.26	$1,642	$3.10	$3.07

The estimated fair value of stock options granted in 2003, which is charged to earnings, was $8.75 per share. This fair value has been determined using the Black-Scholes option-pricing model with the following assumptions:

Risk-free interest rate	4.4%
Expected hold period to exercise	6 years
Volatility in the market price of common shares	32%
Estimated annual dividend	1.4%

Note 22 - STOCK-BASED COMPENSATION (continued)

Performance Share Units
The Company maintains a Performance Share Unit (PSU) plan for officers and other senior management employees. Under the PSU program, notional share units are awarded and settled in cash at the end of a three-year period based upon the Company’s share price at that time, the value of notional dividends applied during the period and the Company’s total shareholder return relative to a peer group of North American industry competitors.

Changes in the number of outstanding PSUs were as follows:

	2005 Number	2004 Number
Balance at beginning of year	565,860	-
Granted	642,940	569,760
Expired	-	-
Cancelled	(49,833)	(3,900)
Balance at end of year	1,158,967	565,860

PSUs outstanding at the end of 2004 have a performance period ending in 2007 and PSUs issued in 2005 have a performance period ending in 2008. During 2005, the Company recorded compensation expense relating to PSUs of $7 million (2004 and 2003 - nil).

Deferred Share Units
The Company maintains a Deferred Stock Unit (DSU) plan where executive officers are awarded DSUs and/or can elect to receive all or a portion of their annual incentive compensation in the form of DSUs. Under the officer DSU program, notional share units are issued for the elected amount, which is based on the then current market price of the Company’s common shares. Upon termination or retirement, the units are settled in cash which includes an amount for the value of notional dividends earned over the period the units were outstanding.

The Company’s Board of Directors receives a portion of their compensation in the form of DSUs and can also elect to receive all or a portion of their non-DSU compensation in the form of DSUs. Under the Director program, notional share units are issued and settled in cash or common shares, including the value of notional dividends, upon ceasing to be a Director.

During 2005, the Company recorded compensation expense (recovery) relating to DSUs of $13 million (2004 - ($1) million; 2003 - $6 million).

Note 23 - EMPLOYEE FUTURE BENEFITS

The Company maintains pension plans with defined benefit and defined contribution provisions, and provides certain health care and life insurance benefits to its qualifying retirees. The actuarially determined cost of these benefits is accrued over the estimated service life of employees. The defined benefit provisions are generally based upon years of service and average salary during the final years of employment. Certain defined benefit options require employee contributions and the balance of the funding for the registered plans is provided by the Company, based upon the advice of an independent actuary. The accrued benefit obligations and the fair value of plan assets are measured for accounting purposes at December 31 of each year. The most recent actuarial valuation of the pension plan for funding purposes was as of December 31, 2004 and the next required valuation will be as of December 31, 2007.

The defined contribution option provides for an annual contribution of 5% to 8% of each participating employee’s pensionable earnings.

	Pension Plans			Other Post-Retirement Plans
Benefit Plan Expense	2005	2004	2003	2005	2004	2003
(a) Defined benefit plans
Employer current service cost	$36	$31	$27	$4	$4	$4
Interest cost	86	81	78	12	13	12
Actual return on plan assets	(133)	(91)	(115)	-	-	-
Actuarial losses (gains)	155	97	99	19	(15)	17
Elements of employee future benefit plan expense before adjustments to recognize the long-term nature of employee future benefit plan expense	144	118	89	35	2	33
Difference between actual and expected return on plan assets	45	12	50	-	-	-
Difference between actual and recognized actuarial losses in year	(121)	(67)	(73)	(19)	16	(17)
Amortization of transitional (asset) obligation	(6)	(5)	(5)	2	2	2
	62	58	61	18	20	18
(b) Defined contribution plans	16	13	11
Total expense	$78	$71	$72	$18	$20	$18
Benefit Plan Funding
Defined contribution	$16	$13	$11
Defined benefit	$96	$80	$75	$9	$9	$8

Note 23 - EMPLOYEE FUTURE BENEFITS (continued)

	Pension Plans		Other Post-Retirement Plans
Financial Status of Defined Benefit Plans	2005	2004	2005	2004
Fair value of plan assets	$1,303	$1,157	$-	$-
Accrued benefit obligation	1,681	1,487	230	204
Funded status - plan deficit [1]	(378)	(330)	(230)	(204)
Unamortized transitional (asset) obligation	(23)	(29)	15	17
Unamortized net actuarial losses	506	430	42	23
Accrued benefit asset (liability)	$105	$71	$(173)	$(164)

Reconciliation of Plan Assets
Fair value of plan assets at beginning of year	$1,157	$1,052	$-	$-
Contributions	96	80	9	9
Benefits paid	(83)	(67)	(9)	(9)
Actual gain (loss) on plan assets	133	91	-	-
Other	-	1	-	-
Fair value of plan assets at end of year	$1,303	$1,157	$-	$-

Reconciliation of Accrued Benefit Obligation
Accrued benefit obligation at beginning of year	$1,487	$1,344	$204	$211
Current service cost	36	31	4	4
Interest cost	86	81	12	13
Benefits paid	(83)	(67)	(9)	(9)
Actuarial losses (gains)	155	97	19	(15)
Other	-	1	-	-
Accrued benefit obligation at end of year	$1,681	$1,487	$230	$204

1	The pension and other post-retirement plans included in the financial status information are not fully funded.

Defined Benefit and Other Post-Retirement Plans Assumptions
	2005	2004	2003
Year-end obligation discount rate [1]	5.0%	5.7%	6.0%
Accrued benefit obligation discount rate [1]	5.7%	6.0%	6.5%
Long-term rate of return on plan assets	7.5%	7.5%	7.5%
Rate of compensation increase, excluding merit increases	3.1%	3.0%	3.0%

1 Assumption used in both pension and other post-retirement plans.

Assumed Health and Dental Care Cost Trend Rates at December 31 are as follows:
	2005	2004
Dental care cost trend rate [1]	3.5%	3.5%
Health care cost trend rate	8.5%	8.5%
Health care cost trend rate declines to	4.5%	4.5%
Year that health care cost trend rate reaches the rate which it is expected to remain at	2014	2014

1	Dental care cost trend rate assumed to remain constant.

Note 23 - EMPLOYEE FUTURE BENEFITS (continued)

Sensitivity Analysis
Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects for 2005:

	Increase	Decrease
Total of service and interest cost	$2	$(2)
Accrued benefit obligation	$27	$(26)

The Plan Assets consist of:

Percentage of Plan Assets at December 31,
Asset Category	2005	2004

Equity	61%	62%
Bonds	39%	38%
	100%	100%

Note 24 - FINANCIAL INSTRUMENTS AND DERIVATIVES

The Company is exposed to market risks resulting from fluctuations in commodity prices, foreign exchange rates and interest rates in the normal course of its business operations. The Company monitors its exposure to market fluctuations and may use derivative instruments to manage these risks, as it considers appropriate.

Crude Oil and Products
The Company enters into forward contracts and options to reduce exposure to Downstream margin fluctuations, including margins on fixed-price product sales, and short-term price fluctuations on the purchase of foreign and domestic crude oil and refined products.

The Company has also entered into a series of forward sales contracts for the future sale of Brent crude oil in connection with its 2004 acquisition of an interest in the Buzzard field in the U.K. sector of the North Sea (Note 15). Unrealized losses relating to these contracts amounted to $889 million for the year ended December 31, 2005 (2004 - $333 million; 2003 - nil).

Unrealized losses on all derivative contracts have decreased investment and other income by $889 million for the year ended December 31, 2005 (2004 - $338 million; 2003 - nil).

As at December 31, 2005, the amounts included in the Consolidated Balance Sheet as a result of the unrealized mark-to-market amounts on derivative contracts are as follows:

	December 31, 2005	December 31, 2004

Accounts receivable	$5	$5
Accounts payables and accrued liabilities	1	1
Other liabilities	1,222	333

The Company’s outstanding contracts for derivative instruments and the related fair values at December 31, 2005 were as follows:

	Quantity	Maturity	Average Price	Fair Value
			US$/bbl
Crude Oil and Products (millions of barrels)
Crude oil purchases/sales	1.0	2006	$58.70	$4
Buzzard crude oil sales	35.8	2007-2010	$25.98	$(1,222)
				$(1,218)

Note 24 - FINANCIAL INSTRUMENTS AND DERIVATIVES (continued)

The fair value of these derivative instruments is based on quotes provided by brokers, which represents an approximation of amounts that would be received or paid to counterparties to settle these instruments prior to maturity. The Company plans to hold all derivative instruments outstanding at December 31, 2005 to maturity.

Derivative and financial instruments involve a degree of credit risk. The Company manages this risk through the establishment of credit policies and limits which are applied in the selection of counterparties. Market risk relating to changes in value or settlement cost of the Company’s derivative instruments is essentially offset by gains or losses on the underlying transaction.

In addition to the derivative instruments described above, the Consolidated Balance Sheet includes other items considered to be financial instruments, such as cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities and short-term notes payable. The fair values of these other financial instruments included in the Consolidated Balance Sheet are as follows:

	2005		2004
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial instruments included in current assets and current liabilities related to continuing operations	$(516)	$(516)	$(1,437)	$(1,437)
Long-term debt	$(2,913)	$(3,134)	$(2,281)	$(2,538)

The fair value of financial instruments included in current assets and current liabilities related to continuing operations, excluding the current portion of long-term debt, approximates the carrying amount of these instruments due to their short maturity. The fair value of long-term debt is based on publicly quoted market values.

Note 25 - COMMITMENTS AND CONTINGENT LIABILITIES

Commitments
	2006	2007	2008	2009	2010	Thereafter	Total
Transportation agreements	$200	$158	$161	$140	$117	$943	$1,719
Product purchases	115	114	131	131	118	1,494	2,103
Exploration work commitments	52	47	2	54	6	1	162
Operating leases	137	111	90	79	65	196	678
	$504	$430	$384	$404	$306	$2,634	$4,662

Contingent Liabilities

The Company is involved in litigation and claims in the course of normal course operations. In addition, the Company may provide indemnifications, in the normal course of operations, that are often standard contractual terms to counterparties in certain transactions such as purchase and sale agreements. The terms of these indemnifications will vary based upon the contract, the nature of which prevents the Company from making a reasonable estimate of the maximum potential amounts that may be required to be paid. Management is of the opinion that any resulting settlements relating to the litigation matters or indemnifications would not materially affect the financial position of the Company.

Note 26 - VARIABLE INTEREST ENTITIES

Accounting Guideline 15 (AcG 15), Consolidation of Variable Interest Entities (VIEs), provides criteria for the identification of VIEs and further criteria for determining what entity, if any, should consolidate them. Entities in which equity investors do not have the characteristic of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support are subject to consolidation by a company if that company is deemed the primary beneficiary. The primary beneficiary is the party that is subject to a majority of the risk of loss from the variable interest entity’s activities, or is entitled to receive a majority of the variable interest entity’s residual returns, or both. The Company determined that certain retail licensee agreements would constitute VIEs, even though the Company has no ownership in these entities. The Company, however, is not the primary beneficiary and, therefore, consolidation is not required. In certain of these retail licensee arrangements, the Company has provided loan guarantees. Management is of the opinion that the Company’s maximum exposure to loss from these arrangements would not be material.

Note 27 - GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES

The Company's Consolidated Financial Statements have been prepared in accordance with Canadian GAAP, which differ in some respects from those applicable in the United States. The following are the significant differences in accounting principles as they pertain to the accompanying Consolidated Financial Statements:

(a)	Income Taxes
The liability method followed by the Company differs from United States GAAP due to the application of transitional provisions upon adoption, the use of substantively enacted versus enacted tax rates and the accounting for certain Canadian income tax credits and allowances.

(b)	Interest Capitalization
United States GAAP requires that interest be capitalized as part of the cost of certain assets while they are being prepared for their intended use. The Company capitalizes interest attributable to the construction of major new facilities under both Canadian and United States GAAP, but uses different capitalization methodologies under each.

(c)	Contributed Surplus
In prior years, the Company transferred amounts from contributed surplus to the accumulated deficit. Under United States GAAP, these transfers would not have occurred.

(d)	Derivative Instruments and Hedging
United States GAAP requires that changes in the fair value of cash flow hedges be included in other comprehensive income. Under Canadian GAAP, these amounts are recorded in earnings only at the time of settlement.

(e)	Minimum Pension Liability
United States GAAP requires a minimum pension liability be recorded for underfunded pension plans. The change in the minimum liability, representing the excess of unfunded accumulated benefit obligations over previously recorded pension cost liabilities, is recognized in other comprehensive income.

(f)	Comprehensive Income
United States GAAP utilizes the concept of comprehensive income, which includes net earnings and other comprehensive income. The concept of comprehensive income does not yet exist under Canadian GAAP. Other comprehensive income represents the change in equity during the period from transactions and other events from non-owner sources and includes such items as changes in the fair value of cash flow hedges, minimum pension liability adjustments and certain foreign currency translation adjustments.

(g)	Asset Retirement Obligations
United States GAAP adopted a new accounting standard for asset retirement obligations effective January 1, 2003. Changes to the equivalent Canadian accounting standards were effective January 1, 2004, which eliminated this GAAP difference in 2004 and future years. Under United States GAAP, the cumulative effect adjustment from initial application is required to be charged to net earnings in the year the standard became effective. Canadian GAAP requires the change in accounting policy be applied retroactively and that prior periods presented for comparative purposes be restated.

Note 27 - GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES (continued)

The application of United States GAAP would have the following effects on earnings as reported:

	2005	2004	2003
Net earnings from continuing operations, as reported in the Consolidated Statement of Earnings	$1,693	$1,698	$1,535
Adjustments, before income taxes
Capitalization of interest and related amortization	46	8	21
Accounting for income taxes	117	(27)	(9)
Other	1	1	-
Income taxes on above items	(15)	9	13
Net earnings from continuing operations, as adjusted before cumulative effect of change in accounting policy	1,842	1,689	1,560
Net earnings from discontinued operations, before cumulative effect of change in accounting policy	98	59	115
Net earnings, as adjusted before cumulative effect of change in accounting policy	1,940	1,748	1,675
Cumulative effect of change in accounting policy, net of income taxes	-	-	(114)
Net earnings, as adjusted	$1,940	$1,748	$1,561

Earnings from continuing operations, as adjusted before cumulative effect of change in accounting policy per share
Basic	$3.55	$3.19	$2.94
Diluted	$3.51	$3.15	$2.91
Earnings, as adjusted before cumulative effect of change in accounting policy per share
Basic	$3.74	$3.30	$3.16
Diluted	$3.69	$3.26	$3.13
Earnings, as adjusted per share
Basic	$3.74	$3.30	$2.95
Diluted	$3.69	$3.26	$2.91
Comprehensive income
Net earnings, as adjusted	$1,940	$1,748	$1,561
Unrealized gain (loss) on financial derivatives	-	(5)	8
Minimum pension liability	(65)	(36)	(11)
Foreign currency translation adjustment	(588)	(49)	323
	$1,287	$1,658	$1,881

Note 27 - GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES (continued)

The application of United States GAAP would have the following effects on the Consolidated Balance Sheets as reported:

	December 31, 2005		December 31, 2004
	As Reported	United States GAAP	As Reported	United States GAAP
			(Note 3)	(Note 3)
Current assets	$2,934	$2,934	$1,635	$1,635
Current assets - discontinued operations	237	237	387	387
Property, plant and equipment, net	15,921	16,513	14,318	14,872
Goodwill	737	716	853	832
Deferred charges and other assets	415	415	345	344
Assets of discontinued operations	411	411	598	598
Current liabilities	2,943	2,943	2,801	2,801
Current liabilities - discontinued operations	102	102	133	133
Long-term debt	2,906	2,906	2,275	2,275
Other liabilities	1,888	2,229	646	910
Asset retirement obligations	923	923	834	834
Future income taxes	2,405	2,469	2,708	2,894
Common shares	1,362	1,362	1,314	1,314
Contributed surplus	1,422	2,544	1,743	2,865
Retained earnings	7,018	6,285	5,408	4,526
Foreign currency translation adjustment	(314)	-	274	-
Accumulated other comprehensive income (loss)	$-	$(537)	$-	$116

Note 28 - RECENT ACCOUNTING PRONOUNCEMENTS

Canadian

Non-Monetary Transactions
The Accounting Standards Board (AcSB) issued Canadian Institute of Chartered Accountants (CICA) Section 3831 Non-Monetary Transactions. The standard, which is harmonized with the equivalent United States Financial Accounting Standards Board (FASB) Statement 153 Exchanges of Non-Monetary Assets, removes the culmination of the earnings process criteria and replaces it with the commercial substance criteria as the test for fair value measurement. A transaction is determined to have commercial substance if it causes an identifiable and measurable change in the economic circumstances, or expected cash flows, of the entity. The new requirements are effective for non-monetary transactions initiated in periods beginning on or after January 1, 2006 and, upon adoption, are not expected to materially impact the Consolidated Financial Statements.

Financial Instruments, Comprehensive Income, and Hedges
The AcSB has issued new accounting standards for financial instruments standards that comprehensively address when an entity should recognize a financial instrument on its balance sheet, or how it should measure the financial instrument once recognized. The new standards comprise three sections:

CICA Standard 3855 Financial Instruments - Recognition and Measurement establishes the criteria for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. It also specifies how financial instrument gains and losses are to be presented.

CICA Standard 3865 Hedges provides optional alternative treatments to Section 3855 for entities which choose to designate qualifying transactions as hedges for accounting purposes. It will replace Accounting Guideline 13 (AcG-13), Hedging Relationships, and build on Section 1650, Foreign Currency Translation, by specifying how hedge accounting is applied and what disclosures are necessary when it is applied.

CICA Section 1530 Comprehensive Income introduces a new requirement to temporarily present certain gains and losses as part of a new earnings measurement called comprehensive income.

All three standards are effective for annual and interim periods in fiscal years beginning on or after October 1, 2006. The Company is currently assessing the impact of these new standards on the Consolidated Financial Statements.

Note 28 - RECENT ACCOUNTING PRONOUNCEMENTS

Consideration Given by a Vendor to a Customer
The Emerging Issues Committee (EIC) issued Abstract EIC 156 Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products). This Abstract, which is harmonized with the equivalent United States Abstract Emerging Issues Task Force (EITF) 01-9 Consideration Given by a Vendor to a Customer, provides guidance on the accounting treatment and classification of sales incentives or other considerations that are offered by a vendor to direct or indirect customers. It discusses when a sales incentive or other consideration given to a customer should be recorded as a reduction of revenue or as an expense. The Abstract is to be applied retroactively, with restatement of prior periods, to all interim and annual financial statements for fiscal years beginning on or after January 1, 2006. The Company does not expect there to be any material impact on the Consolidated Financial Statements upon adoption of the Abstract.

Implicit Variable Interests
The EIC issued EIC Abstract 157 Implicit Variable Interests, which is harmonized with the equivalent United States FASB Staff Position (FSP) FIN 46(R)-5 Implicit Variable Interests. Implicit variable interests are implied financial interests in an entity and act the same as an explicit variable interest except they involve the absorbing and/or receiving of variability indirectly from the entity rather than directly. The Abstract is applicable to the first interim period or annual fiscal period beginning after October 17, 2005. The Company does not expect there to be any material impact on the Consolidated Financial Statements upon adoption of the Abstract.

Conditional Asset Retirement Obligations
The EIC issued EIC Abstract 159 Accounting for Conditional Asset Retirement Obligations. The Abstract, which is harmonized with the equivalent United States FASB Interpretation (FIN) 47 Accounting for Conditional Asset Retirement Obligations, clarifies the accounting for conditional asset retirement obligations where the timing or method of settlement are conditional on a future event that may or may not be within the control of the entity. Although these uncertainties affect the fair value of the liability, they do not relieve an entity from the requirement to record a liability, if it can be reasonably determined. The Abstract is to be applied retroactively to all interim and annual reporting periods ending after March 31, 2006. The Company does not expect there to be any material impact on the Consolidated Financial Statements upon adoption of the Abstract.

United States

Share-Based Payment
The FASB issued Statement of Financial Accounting Standard (SFAS) 123(R) Share-Based Payment, which replaces SFAS 123 Accounting for Stock-Based Compensation and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees. It requires compensation costs related to share-based payment transactions to be recognized as an expense at fair value with remeasurement to fair value each period. The compensation expense is recognized over the period that an employee provides service in exchange for the award with forfeitures estimated at each period end. This Statement is effective for interim or annual reporting periods beginning after December 15, 2005. Application is to be on a modified-retrospective or modified-prospective basis of transition for new or modified awards and to unvested awards. Restatement of prior periods under the modified-retrospective approach is optional. The Company is currently assessing the impact of these new requirements to the Consolidated Financial Statements.

Note 28 - RECENT ACCOUNTING PRONOUNCEMENTS (continued)

Inventory Costs
The FASB issued SFAS 151 Inventory Costs as an amendment to Accounting Research Bulletin No. 43. The amendments clarify that abnormal amounts of idle facility expense, freight, handling costs, and wasted materials should be recognized as current-period charges and require the allocation of fixed production overheads to inventory be based on the normal capacity of the production facilities. The Statement is to be applied prospectively for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company does not expect there to be any material impact on the Consolidated Financial Statements upon adoption of the statement.

Accounting for Changes and Error Corrections
The FASB issued SFAS 154, Accounting Changes and Error Corrections, which replaces APB Opinion No. 20, Accounting Changes, and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements and changes the requirements for the accounting and reporting of a change in accounting principles. The Statement applies to all voluntary changes in accounting principles as well as changes required by an accounting pronouncement unless the pronouncement includes specific transition provisions. The Statement requires the retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. Application is on a prospective basis and is effective for changes in accounting principles made in fiscal years beginning after December 15, 2005. The change, which harmonizes United States GAAP with Canadian GAAP, will affect the reporting of future changes in accounting principles under United States GAAP.

Purchase and Sales of Inventory with the Same Counterparty
The EITF issued EITF Abstract 04-13, Accounting for Purchases and Sales of Inventory with the Same Counterparty. The Abstract provides accounting guidance where an entity may sell inventory to another entity in the same line of business from which it also purchases inventory. It prescribes under what circumstances these exchanges with the same counterparty would be viewed as a single non-monetary transaction and whether they would be accounted for at fair value or carrying value. The Abstract is applicable to transactions completed in reporting periods beginning after March 15, 2006, whether pursuant to arrangements that were in place at the date of initial application of the Abstract or arrangements executed subsequent to that date. The Company does not expect there to be any material impact on the Consolidated Financial Statements upon adoption of the Abstract.

Stripping Costs Incurred During Production
The EITF issued EITF Abstract 04-6, Accounting for Stripping Costs Incurred During Production in the Mining Industry. The Abstract provides that stripping costs incurred during the production phase of a mine should be accounted for as a variable production cost and included in the cost of inventory extracted during the period. The Abstract is effective for the first reporting period beginning after December 15, 2005. The Company does not expect there to be any material impact on the Consolidated Financial Statements upon adoption of the Abstract.

“Building new things gives me a lot of satisfaction. This applies to the new gravity base structure, as well as to new parts of the Company. We can be proud to see the results, and I find that at Petro-Canada, achieving our targets is not obstructed by bureaucracy and red tape.”
- Bernard De Wolff, Gravity Base Structure Manager, De Ruyter, the Netherlands, International

RESERVES OF CRUDE OIL, NATURAL GAS LIQUIDS, NATURAL GAS, BITUMEN AND SYNTHETIC CRUDE OIL

The following tables show, for the years indicated, Petro-Canada’s estimates of proved reserves, before royalties, for each of conventional crude oil, NGL, bitumen, synthetic crude oil (from mining operations) and natural gas.

(Crude oil and equivalents in MMbbls; Natural gas in Bcf)

Proved Reserves Before Royalties 1, 2, 3, 4, 5

	International							North America - Conventional										Total
								North American Natural Gas
	Northwest Europe [6]		North Africa/Near East [7,8,9,10,11,17]		Northern Latin America [7,12]	Subtotal		Western Canada			U.S. Rockies	East Coast	Oil Sands [13]	Subtotal		Total Conventional	Syncrude Mining Operation [14]
	Crude oil & natural gas liquids (NGL)	Natural gas	Crude oil & NGL	Natural gas	Natural gas	Crude oil & NGL	Natural gas	Crude oil & NGL	Natural gas	Crude oil & NGL	Natural gas	Crude oil & NGL	Bitumen	Crude oil, NGL & bitumen	Natural gas	Crude oil, NGL & bitumen	Synthetic crude oil	Crude oil & equivalents	Natural gas
Beginning of year 2004	65	126	261	65	324	326	515	41	2,030	-	-	71	28	140	2,030	466	330	796	2,545
Revisions of previous estimates [15]	12	31	1	(18)	(33)	13	(20)	-	16	-	(14)	26	(22)	4	2	17	12	29	(18)
Sale of reserves in place	-	(1)	(6)	-	-	(6)	(1)	-	(1)	-	-	-	-	-	(1)	(6)	-	(6)	(2)
Purchase of reserves in place	86	6	-	-	-	86	6	-	7	6	109	-	-	6	116	92	-	92	122
Discoveries, extensions and improved recovery	-	-	-	-	-	-	-	2	145	-	-	-	-	2	145	2	-	2	145
Production	(15)	(31)	(46)	(8)	(26)	(61)	(65)	(5)	(247)	-	(7)	(29)	(6)	(40)	(254)	(101)	(11)	(112)	(319)
End of year 2004	148	131	210	39	265	358	435	38	1,950	6	88	68	-	112	2,038	470	331	801	2,473
Revisions of previous estimates [15]	2	4	29	(14)	-	31	(10)	5	(36)	2	22	68	8	83	(14)	114	20	134	(24)
Sale of reserves in place	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Purchase of reserves in place	5	4	-	-	-	5	4	-	-	-	-	-	-	-	-	5	-	5	4
Discoveries, extensions and improved recovery	-	-	3	-	-	3	-	4	44	-	-	23	-	27	44	30	-	30	44
Production	(12)	(24)	(42)	(9)	(26)	(54)	(59)	(5)	(229)	(1)	(14)	(27)	(8)	(41)	(243)	(95)	(9)	(104)	(302)
End of year 2005	143	115	200	16	239	343	370	42	1,729	7	96	132	-	181	1,825	524	342	866	2,195
Proved Undeveloped Reserves [16]
Beginning of year 2004	-	-	36	-	190	36	190	1	82	-	-	16	17	34	82	70	165	235	272
End of year 2004	101	14	21	-	178	122	192	1	82	2	24	19	-	22	106	144	189	333	298
End of year 2005	95	14	22	-	178	117	192	1	132	3	30	43	-	47	162	164	209	373	354

74/75

RESERVES OF CRUDE OIL, NATURAL GAS LIQUIDS, NATURAL GAS, BITUMEN AND SYNTHETIC CRUDE OIL

The following tables show, for the years indicated, Petro-Canada’s estimates of proved reserves, after royalties, for each of conventional crude oil, NGL, bitumen, synthetic crude oil (from mining operations) and natural gas.

(Crude oil and equivalents in MMbbls; Natural gas in Bcf)

Proved Reserves After Royalties 1, 2, 3, 4, 5

	International							North America - Conventional										Total
								North American Natural Gas
	Northwest Europe [6]		North Africa/Near East [7,8,9,10,11,17]		Northern Latin America [7,12]	Subtotal		Western Canada		U.S. Rockies		East Coast	Oil Sands [13]	Subtotal		Total Conventional	Syncrude Mining Operation [14]
	Crude oil & natural gas liquids (NGL)	Natural gas	Crude oil & NGL	Natural gas	Natural gas	Crude oil & NGL	Natural gas	Crude oil & NGL	Natural gas	Crude oil & NGL	Natural gas	Crude oil & NGL	Bitumen	Crude oil, NGL & bitumen	Natural gas	Crude oil, NGL & bitumen	Synthetic crude oil	Crude oil & equivalents	Natural gas
Beginning of year 2004	64	126	169	22	275	233	423	32	1,559	-	-	67	28	127	1,559	360	290	650	1,982
Revisions of previous estimates [15]	13	31	3	(8)	(32)	16	(9)	-	20	-	(11)	21	(22)	(1)	9	15	7	22	-
Sale of reserves in place	-	(1)	(3)	-	-	(3)	(1)	-	(1)	-	-	-	-	-	(1)	(3)	-	(3)	(2)
Purchase of reserves in place	86	6	-	-	-	86	6	-	5	4	90	-	-	4	95	90	-	90	101
Discoveries, extensions and improved recovery	-	-	-	-	-	-	-	2	113	-	-	-	-	2	113	2	-	2	113
Production	(15)	(31)	(25)	(1)	(18)	(40)	(50)	(4)	(188)	-	(6)	(27)	(6)	(37)	(194)	(77)	(10)	(87)	(244)
End of year 2004	148	131	144	13	225	292	369	30	1,508	4	73	61	-	95	1,581	387	287	674	1,950
Revisions of previous estimates [15]	1	5	28	(6)	(1)	29	(2)	5	(28)	7	18	57	8	77	(10)	106	9	115	(12)
Sale of reserves in place	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Purchase of reserves in place	5	3	-	-	-	5	3	-	-	-	-	-	-	-	-	5	-	5	3
Discoveries, extensions and improved recovery	-	-	2	-	-	2	-	3	34	-	-	20	-	23	34	25	-	25	34
Production	(12)	(24)	(22)	(2)	(21)	(34)	(47)	(4)	(175)	(6)	(12)	(25)	(8)	(43)	(187)	(77)	(9)	(86)	(234)
End of year 2005	142	115	152	5	203	294	323	34	1,339	5	79	113	-	152	1,418	446	287	733	1,741
Proved Undeveloped Reserves [16]
Beginning of year 2004	-	-	23	-	161	23	161	1	62	-	-	16	16	33	62	56	143	199	223
End of year 2004	101	14	14	-	151	115	165	1	65	2	20	16	-	19	85	134	161	295	250
End of year 2005	95	14	15	-	151	110	165	1	99	3	25	33	-	37	124	147	173	320	289

1
In order to harmonize its oil and gas disclosure in both Canada and the U.S., Petro-Canada applied for, and received, certain exemptions to reserves disclosure requirements as set out in NI 51-101. These exemptions permit Petro-Canada to use its own staff of qualified reserves evaluators to prepare the Company’s reserves estimates and to use U.S. SEC and FASB standards when preparing and reporting reserves. Such reserves information may differ from reserves information prepared in accordance with Canadian disclosure standards under NI 51-101. These differences relate to the SEC requirement for disclosure only of proved reserves calculated at constant year-end prices and costs while NI 51-101 requires disclosure of proved reserves at constant prices and costs, and proved plus probable reserves at forecast prices and costs. Also, the definition of proved reserves differs between SEC and NI 51-101 requirements. However, this difference should not be material. The Canadian Oil and Gas Evaluation Handbook (the source document for reserves definitions under NI 51-101) supports this view.

2	Petro-Canada employs the services of independent third-party evaluators/auditors to assess its reserves policies, practices and procedures and its reserves estimates.
3
Proved reserves before royalties are Petro-Canada’s working interest reserves before the deduction of Crown or other royalties. Such royalties are subject to change by legislation or regulation and can also vary depending on production rates, selling prices and timing of initial production. Reserves quantities after royalty reflect net overriding royalty interests paid and received.

4
Proved reserves are the estimated quantities of crude oil, natural gas and NGL which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Proved developed reserves are those proved reserves that are expected to be recovered from existing wells or facilities. Proved undeveloped reserves are proved reserves which are not recoverable from existing wells or facilities, but which are expected to be recovered through additional development drilling or through the upgrading of existing or additional new facilities.

5
Unproved reserves are based on geological and/or engineering data similar to that used in estimates of proved reserves, but technical, contractual, economic or regulatory uncertainties preclude such reserves being classified as proved. Unproved reserves may be further classified as probable reserves and possible reserves.

6	Reserves in Northwest Europe are subject to a conventional royalty and tax regime. No royalty is payable on reserves in the U.K. sector. Royalty is payable on onshore reserves in the Netherlands.
7
Proved reserves include quantities of crude oil and natural gas which will be produced under arrangements which involve the Company or its subsidiaries in upstream risks and rewards, but which do not transfer title of the product to those companies.

8
In Petro-Canada’s production-sharing contracts, net proved reserves have been determined using the economic interest method and include the Company’s share of future cost recovery and profit oil after foreign governments’ royalty interest, and include reserves relating to income tax payable. Under this method, reported reserves will increase as oil prices decrease (and vice versa) since the barrels necessary to achieve cost recovery change with the prevailing oil prices.

9	Reserves in Syria are held under production-sharing arrangements with the Syrian government and are calculated as per footnote 8.
10
With the exception of the En Naga field, reserves in Libya are held under a concession and are subject to a royalty and tax regime. The En Naga field is held under a production-sharing arrangement with the Libyan government, with reserves being calculated as per footnote 8.

11
The volume of oil and gas reserves before royalties reported above held under production-sharing contracts in the North Africa/Near East region at the end of 2005 was 59 MMbbls of crude oil and NGL and 15 Bcf of natural gas. At year-end 2004, the volume was 72 MMbbls of crude oil and NGL and 39 Bcf of natural gas. The after royalty reserves volumes were: year-end 2005 - 21 MMbbls of crude oil and NGL and 5 Bcf of natural gas; and year-end 2004 - 28 MMbbls of crude oil and NGL and 13 Bcf of natural gas.

12
Natural gas reserves in Trinidad and Tobago are held under a production-sharing arrangement with the applicable government and are calculated as per footnote 8. The volume of proved natural gas reserves before royalties reported above held under production-sharing contracts in Trinidad and Tobago at the end of 2005 was 239 Bcf. At year-end 2004, the volume was 265 Bcf. The after royalty reserves volumes were: year-end 2005 - 203 Bcf; and year-end 2004 - 225 Bcf.

13
Proved bitumen reserves are based on estimates of recovery from existing producer-injector well pairs. As a result of very wide light/heavy crude oil differentials and high prices for synthetic crude oil used for blending at year-end 2004, bitumen prices were very low. Based on the SEC requirement to use year-end bitumen prices for the estimation of proved reserves, the Company transferred its remaining proved reserves of bitumen at year end to probable reserves. With the exception of the 2005 production being classified as proved, the reserves remain as probable due to the very low year-end 2005 bitumen price.

14
Proved reserves of synthetic crude oil from the Syncrude oil sands mining operation in northeastern Alberta are separately identified from reserves of conventional crude oil. Petro-Canada views these reserves as an integral part of the Company’s business. Proved reserves of synthetic crude oil are based on high geological certainty and application of proven or piloted technology. For proved reserves, drill-hole spacing is less than 500 metres and appropriate co-owner and regulatory approvals are in place.

15
Revisions include changes in previous estimates, either upward or downward, resulting from new information (except an increase in acreage) normally obtained from drilling or production history or resulting from a change in economic factors.

16
Proved undeveloped conventional crude oil and NGL reserves represent approximately 43% of Petro-Canada’s total conventional crude oil and NGL proved reserves. The vast majority of these oil and NGL reserves are associated with large development projects currently producing or under active development, including Buzzard, White Rose, Terra Nova and Hibernia. Proved undeveloped gas reserves represent approximately 16% of total proved natural gas reserves. These reserves typically will be developed through tie-in of existing wells, drilling of additional wells or addition of compression facilities. Sixty per cent of the proved undeveloped gas reserves are associated with the currently producing NCMA-1 development in Trinidad and Tobago. Generally, the Company plans to develop proved undeveloped natural gas reserves in the next few years.

17
The Company’s producing assets in Syria were sold effective January 31, 2006. As at December 31, 2005, the sale had not closed. The Syrian proved reserves before royalty of 48.7 MMboe are included in the reserves totals in the above table.

Quarterly Financial and Stock Trading Information
(unaudited, stated in millions of dollars, unless otherwise indicated)

	First	Second	Third	Fourth	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter
				2005				2004
Revenue
Operating	$3,767	$4,174	$4,839	$4,805	$3,333	$3,545	$3,682	$3,710
Investment and other income	(492)	(229)	(118)	33	32	(90)	(167)	(87)
	3,275	3,945	4,721	4,838	3,365	3,455	3,515	3,623
Expenses
Crude oil and product purchases	1,852	2,096	2,469	2,429	1,473	1,666	1,807	1,794
Operating, marketing and general	669	737	750	806	628	638	634	672
Exploration	82	58	54	77	45	65	49	76
Depreciation, depletion and amortization	302	306	329	285	314	306	318	318
Unrealized gain (loss) on translation of foreign currency denominated long-term debt	5	(10)	(90)	7	16	26	(67)	(52)
Interest	34	39	39	52	37	38	33	34
	2,944	3,226	3,551	3,656	2,513	2,739	2,774	2,842
Earnings from continuing operations before income taxes	331	719	1,170	1,182	852	716	741	781
Provision for income taxes	221	397	577	514	356	341	348	347
Net earnings from continuing operations	110	322	593	668	496	375	393	434
Net earnings from discontinued operations	8	23	21	46	17	18	17	7
Net earnings	$118	$345	$614	$714	$513	$393	$410	$441
Cash flow from continuing operating activities before changes in non-cash working capital	$801	$869	$1,001	$1,116	$840	$801	$818	$966
Earnings
Upstream
North American Natural Gas	$103	$117	$156	$284	$119	$133	$117	$131
East Coast Oil	169	208	218	180	186	182	190	153
Oil Sands	(19)	34	82	15	34	25	51	10
International	105	93	104	151	106	54	76	77
Downstream	113	80	98	107	87	92	40	91
Shared Services	(44)	(56)	(61)	(89)	(32)	(33)	(30)	(30)
Operating earnings from continuing operations	427	476	597	648	500	453	444	432
Foreign currency translation gain (loss)	(4)	8	74	(5)	(13)	(21)	54	43
Unrealized gain (loss) on Buzzard derivative contracts	(313)	(171)	(85)	7	-	(57)	(107)	(41)
Gain (loss) on sale of assets	-	9	7	18	9	-	2	-
Discontinued operations	8	23	21	46	17	18	17	7
Net earnings	$118	$345	$614	$714	$513	$393	$410	$441

Quarterly Financial and Stock Trading Information (continuted)

	First	Second	Third	Fourth	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter
				2005				2004
Share Information (dollars per share)
Earnings from continuing operations
- basic	$0.21	$0.62	$1.14	$1.29	$0.93	$0.70	$0.74	$0.83
- diluted	0.21	0.61	1.13	1.28	0.92	0.70	0.73	0.82
Earnings
- basic	0.23	0.66	1.19	1.38	0.96	0.74	0.77	0.85
- diluted	0.22	0.66	1.17	1.36	0.95	0.73	0.76	0.83
Cash flow from continuing operating activities before changes in non-cash working capital	1.54	1.67	1.93	2.16	1.58	1.50	1.54	1.85
Dividends	0.08	0.07	0.08	0.10	0.08	0.07	0.08	0.07
Toronto Stock Exchange:
Share price [1]
- high	36.68	41.19	50.80	50.20	34.33	32.08	33.62	34.75
- low	29.51	33.65	40.33	40.13	27.93	28.33	28.20	30.30
- close (end of period)	$35.13	$39.88	$48.66	$46.65	$28.81	$28.83	$32.87	$30.59
Shares traded(millions)	143.6	122.9	139.9	169.6	149.7	113.3	144.4	169.3
New York Stock Exchange:
Share price [2]
- high	30.40	33.51	43.47	43.03	26.41	23.37	26.10	28.55
- low	24.15	26.70	33.02	33.96	20.95	20.89	21.32	24.40
- close (end of period)	$28.93	$32.57	$41.73	$40.09	$21.93	$21.60	$25.98	$25.51
Shares traded (millions)	19.3	22.9	34.4	29.1	9.3	6.6	21.1	21.8

1	Per share amounts are quoted in Canadian dollars and on a post-stock dividend basis.
2    Per share amounts are quoted in U.S. dollars and on a post-stock dividend basis.

Three-Year Financial and Operating Summary

(stated in millions of dollars, unless otherwise indicated)
	2005	2004	2003
Consolidated
Revenue	$16,779	$13,958	$12,408
Expenses	13,377	10,868	9,683
Provision for income taxes	1,709	1,392	1,190
Net earnings from continuing operations	1,693	1,698	1,535
Net earnings from discontinued operations	98	59	115
Net earnings	$1,791	$1,757	$1,650
Cash flow from continuing operating activities before changes in non-cash working capital	3,787	3,425	3,042
Total assets	20,655	18,136	14,774
Average capital employed	11,860	10,533	9,268
Operating return on capital employed (%) [1]	19.8	18.8	16.1
Return on capital employed (%)	16.0	17.5	19.0
Debt	2,913	2,580	2,229
Debt-to-debt plus equity (%)	23.5	22.8	22.7
Debt-to-cash flow (times) [2]	0.8	0.8	0.7
Expenditures on property, plant and equipment and exploration from continuing operations	3,560	3,893	2,142
Employees (number at year end)	4,816	4,795	4,514

Shareholders’ Data
Weighted-average number of common shares outstanding (millions)	518.4	529.3	529.9
Weighted-average number of diluted common shares outstanding (millions)	525.4	536.2	535.7
Shares outstanding at year-end (millions) [3]	515.1	520.0	531.2
Toronto Stock Exchange:
Share prices (dollars) [4]
- at year end	46.65	30.59	31.96
- range during the year	29.51-50.80	27.93-34.75	23.42-32.06
Shares traded (millions)	575.9	576.7	322.0
New York Stock Exchange:
Share prices (dollars) [5]
- at year end	40.09	25.51	24.66
- range during the year	24.15-43.47	20.89-28.55	15.42-24.66
Shares traded (millions)	105.7	58.8	18.8
Book value per share (dollars)	18.41	16.81	14.28

1 Operating earnings are earnings before gains or losses on foreign currency translation, disposal of assets and the unrealized loss on Buzzard derivative contracts.
2 From continuing operations.
3 Includes 98.8 million shares held as an investment by the Government of Canada for 2003. On September 29, 2004, the Government of Canada completed its offering to the public of its entire remaining interest in Petro-Canada.
4 Per share amounts are quoted in Canadian dollars and on a post-stock dividend basis.
5 Per share amounts are quoted in U.S. dollars and on a post-stock dividend basis.

THREE-YEAR FINANCIAL AND OPERATING SUMMARY (continued)

(stated in millions of dollars, unless otherwise indicated)
	2005	2004	2003
North American Natural Gas
Operating earnings	$660	$500	$459
Gain on sale of assets	14	-	33
Net earnings	$674	$500	$492
Cash flow from operating activities before changes in non-cash working capital	1,193	882	942
Expenditures on property, plant and equipment and exploration	713	666	517
Daily production (before/after royalties)
- crude oil and liquids (Mbbls)	14.7/11.2	15.3/11.4	16.9/12.6
- natural gas (MMcf)	668/512	695/530	693/521
Proved reserves (before/after royalties)
- crude oil and liquids(MMbbls)	49/39	44/34	41/32
- natural gas (Bcf)	1,825/1,416	2,038/1,581	2,030/1,559
Oil and gas landholdings (gross/net) (millions of acres)	16.7/12.2	14.9/11.3	14.3/10.6
Wells drilled (gross/net)
- oil	4/2	7/2	9/2
- natural gas	714/468	642/496	412/248
- dry	25/18	26/19	38/31
Total	743/488	675/517	459/281
East Coast Oil
Operating earnings and net earnings	$775	$711	$597
Cash flow from operating activities before changes in non-cash working capital	1,062	993	869
Expenditures on property, plant and equipment and exploration	314	275	344
Daily production (before/after royalties)
- crude oil and liquids (Mbbls)	75.3/69.6	78.2/75.1	86.1/84.0
Proved reserves (before/after royalties)
- crude oil and liquids (MMbbls)	132/113	68/61	71/67
Oil and gas landholdings (gross/net) (millions of acres)	2.5/0.9	3.6/1.2	4.3/1.5
Wells drilled (gross/net)
- oil	15/4	17/4	12/3
- dry	0/0	0/0	3/1
Total	15/4	17/4	15/4

	2005	2004	2003
Oil Sands
Operating earnings (loss)	$112	$120	$(52)
Gain on sale of assets	3	-	-
Net earnings (loss)	$115	$120	$(52)
Cash flow from operating activities before changes in non-cash working capital	380	332	122
Expenditures on property, plant and equipment and exploration	772	397	443
Daily production (before/after royalties)
- bitumen (Mbbls)	21.3/21.1	16.6/16.5	10.7/10.6
- synthetic crude oil (Mbbls)	25.7/25.4	28.6/28.3	25.4/25.1
Proved reserves (before/after royalties)
- bitumen (MMbbls)	0/0	0/0	28/28
- synthetic crude oil (MMbbls)	342/287	331/287	330/290
Oil and gas landholdings (gross/net) (millions of acres)	0.7/0.4	0.6/0.3	0.6/0.2
Wells drilled (gross/net)
- oil sands - bitumen	46/46	0/0	0/0
- dry	0/0	0/0	0/0
Total	46/46	0/0	0/0

	2005	2004		2003
International (from continuing operations)
Operating earnings	$453	$313		$182
Gain on sale of assets	-	8		10
Unrealized loss on Buzzard derivative contracts	(562)	(205)		-
Net earnings (loss)	$(109)	$116		$192
Cash flow from operating activities before changes in non-cash working capital	770	768		608
Expenditures on property, plant and equipment and exploration	696	1,707		400
Daily production (before/after royalties)
- crude oil and liquids(Mbbls)	83.5/77.3	91.3/84.1		91.1/81.0
- natural gas (MMcf)	138/122	157/136		143/143
Proved reserves [1] (before/after royalties)
- crude oil and liquids(MMbbls)	343/294	358/292		326/233
- natural gas (Bcf)	370/323	435/369		515/423
Oil and gas landholdings (gross/net) (millions of acres)	30.0/22.2	12.9/7.7		12.1/7.0
Wells drilled(gross/net)
- oil	17/9	17/11		13/7
- natural gas	1/0	2/0		6/1
- dry	4/2	7/2		7/4
Total	22/11	26/13		26/12
Downstream
Operating earnings	$398	$310		$263
Gain (loss) on sale of assets	17	4		(15)
Net earnings	$415	$314		$248
Cash flow from operating activities before changes in non-cash working capital	607	556		601
Expenditures on property, plant and equipment	1,053	839		424
Petroleum product sales (thousands of m3/d)	52.8	56.6		56.8
Retail outlets at year end	1,323	1,375		1,432
Refinery crude capacity at year end (thousands of m3/d)	40.5	49.0	[2]	49.8
Average refinery utilization(%)	96	98		100
Discontinued Operations
Net earnings from discontinued operations	$98	$59		$115
Cash flow from discontinued operating activities before changes in non-cash working capital	245	204		247
Expenditures on property, plant and equipment and exploration	46	62		90
Daily production (before/after royalties)
- crude oil and liquids (Mbbls)	65.9/20.3	75.7/23.7		89.7/34.6
- natural gas (MMcf)	25/4	21/3		32/6
Proved reserves (before/after royalties)
- crude oil and liquids (MMbbls)	44/15	56/19		95/31
- natural gas (Bcf)	15/5	39/13		65/22
Oil and gas landholdings (gross/net) (millions of acres)	0.5/0.2	0.5/0.2		0.5/0.2
Wells drilled (gross/net)
- oil	44/15	39/13		41/14
- natural gas	0/0	0/0		0/0
- dry	5/2	9/4		5/2
Total	49/17	48/17		46/16

1 Includes Syria producing assets.
2 Capacity revised, on a pro rata basis, from 49,800 m3/d (313,000 b/d) in 2003 to reflect partial closure of Oakville refinery operations, effective November 12, 2004.

“I like working for Petro-Canada because young, female engineers like me, are given an equal opportunity to work in an industrial environment such as the Terra Nova FPSO. I believe Petro-Canada will be successful because of the Company’s solid plans for growth.”
- Darlene Lewis, Offshore Maintenance Scheduler, Terra Nova, Newfoundland and Labrador, East Coast Oil

CORPORATE GOVERNANCE

The Board of Directors and management of Petro-Canada are committed to adhering to superior corporate governance standards and adopts a “best practices” approach in all of its corporate governance initiatives. In accordance with the rules of the Canadian Securities Administrators and the TSX, the Board has developed sound corporate governance policies and procedures, which are monitored and reviewed on a continuous basis. Overall, the Company’s corporate governance practices do not differ significantly from the NYSE Corporate Governance Standards. Details of the Company’s alignment with these Standards, as well as SOX and National Instrument 58-101 (NI 58-101) can be found on the Company’s Web site at www.petro-canada.ca. Details of the Company’s corporate governance practices are also available on this Web site.

Petro-Canada has received formal recognition in respect of its corporate governance practices and disclosure. In its 2005 Corporate Governance Awards (Board Games), the Globe and Mail, Report on Business ranked Petro-Canada’s corporate governance practices in the top 6% among more than 200 companies. This is a rating that has consistently improved for Petro-Canada over the past three years. In 2005, Ethical Funds included Petro-Canada in its “50 Best Corporate Citizens” publication, which involved the consideration of various factors, including Board independence and diversity. Covalence, a Geneva-based monitoring organization, recently acknowledged Petro-Canada for its strong ethical practices.

The principal role of the Corporate Governance and Nominating Committee (the Governance Committee) is to assist the Board in:
▪	developing and implementing principles and procedures for the overall management of corporate governance;
▪	assessing the size, competencies and skills of the existing Board and proposing qualified candidates as nominees for election to the Board and its Committees;
▪	conducting Board, Committee and individual Director evaluations; and
▪	overseeing the orientation, education and development of members of the Board.

The Governance Committee undertook a review of the Company’s governance practices in 2005 and, in particular, considered the Corporate Governance Handbook. Following this review, the Governance Committee approved revisions to the Board Mandate and position descriptions for the Board Chair, Chief Executive Officer, Corporate Secretary and Committee Chairs. In addition, the remaining Board Committees have approved revised versions of their respective mandates upon recommendation from the Governance Committee. In accordance with NI 58-101, a copy of the Board Mandate is published as Appendix 1 of the Management Proxy Circular.

With the approval of the Governance Committee, the Charters for each of Petro-Canada’s standing Committees and the aforementioned position descriptions are published on the Company’s Web site (www.petro-canada.ca) as part of the Corporate Governance Handbook. Additional information on the Audit, Finance and Risk Committee, including a copy of its Charter, can also be found in Petro Canada’s AIF.

Composition of the Board of Directors and Committees

The Articles of the Company state that the Board of Directors is to be comprised of a minimum of nine and a maximum of 13 Directors. The Governance Committee is responsible for annually reviewing the size of the Board and the competencies and skills of its members. Using a skills matrix, the Governance Committee annually reviews the size, composition, membership, Charter of the Board and each Board Committee including its own Charter, membership and performance. This review is followed by the Governance Committee’s evaluation of the effectiveness of the Board as a whole and the contributions of individual members. The results of this evaluation are reported to the Board of Directors. Based on its most recent review, the Governance Committee is satisfied that the Board has a suitable number of members and the appropriate mix of experience and skills given the size and nature of Petro-Canada’s operations.

The Board of Directors currently has five standing committees:
▪	Audit, Finance and Risk;
▪	Corporate Governance and Nominating;
▪	Management Resources and Compensation;
▪	Pension; and
▪	Environment Health and Safety.

Each Committee is typically comprised of five members, each of whom are “independent” pursuant to NI 58-101, the NYSE Corporate Governance Standards and the SOX. In addition, the Audit, Finance and Risk Committee members are all independent pursuant to NI 52-110, the NYSE Corporate Governance Standards and SOX, and are financially literate, with one member recognized as a “financial expert” in accordance with SOX requirements. Ron A. Brenneman, Petro-Canada’s President and Chief Executive Officer, is the only non-independent member of the Board, and, while he is not a member of any of the Committees, he is invited to attend all Committee meetings, other than the in camera sessions.

Each Committee undertakes detailed examinations of the specific aspect of the Company which falls under its purview, as outlined in its Committee Charter. Committee meetings provide a smaller, more focused forum than do meetings of the full Board of Directors and are designed to be more conducive to exhaustive and forthright discussions. The Chair of each Committee provides a report to the Board of Directors following each Committee meeting.

Director Orientation and Performance Evaluations

The Governance Committee is responsible for the orientation process for new Board members and the continuing education and development of incumbent members. Working with Petro-Canada management, one-on-one presentations are set up with each of the business unit leaders; all Board members are invited to attend seminars dealing with various topics, such as fiduciary or committee-related trends and issues, and all members are encouraged to attend facility tours. Petro-Canada also encourages its Directors to enroll in relevant continuing education programs offered by various institutions, including director colleges. Cost-sharing arrangements with Petro-Canada for these programs are available and all reasonable expenses are reimbursed.

Corporate Standards and Conduct

All Board members, employees and contractors are bound by the Company’s Code of Business Conduct (the Code), a copy of which can be found on the Company’s Web site at www.petro-canada.ca. On an annual basis, the Chief Compliance Officer reports to the Governance Committee on the Company’s Corporate Standards and Conduct, and obtains certificates from named officers verifying that each such individual adheres to the Code. Annual certifications are also provided by Petro-Canada’s senior financial officers in accordance with the Company’s Code of Ethics for Financial Officers, which can also be found on the Company’s Web site at www.petro-canada.ca. In 2005, Petro-Canada revised the Policy for the Prevention of Improper Payments (PPIP), which provides mandatory guidelines on certain activities and conduct to meet internal ethical standards and which may fall under the scope of international legislation relating to anti-bribery and corruption, including, for example, the U.S. Foreign Corrupt Practices Act and the OECD Anti-Bribery Convention. Throughout 2004 and 2005, the Company’s Chief Compliance Officer implemented online business integrity training for employees, as well as individual and group seminars relating to PPIP and similar legislation.

EXECUTIVE LEADERSHIP TEAM*
Ron A. Brenneman
President and
Chief Executive Officer

Peter S. Kallos
Executive Vice-President, International

Boris J. Jackman
Executive Vice-President, Downstream

E.F.H. Roberts
Executive Vice-President and Chief Financial Officer

Kathleen E. Sendall
Senior Vice-President,
North American Natural Gas

Brant G. Sangster
Senior Vice-President,
Oil Sands

William A. Fleming
Vice-President,
East Coast Oil

BOARD OF DIRECTORS*
Ron A. Brenneman
President and
Chief Executive Officer,
Petro-Canada

Angus A. Bruneau, O.C.
Chairman of the Board,
Fortis Inc.

Gail Cook-Bennett
Chairperson,
Canada Pension Plan Investment Board

Richard J. Currie, O.C.
Chairman of the Board,
BCE Inc.

Claude Fontaine, Q.C.
Senior Partner
Ogilvy Renault LLP

Paul Haseldonckx
Corporate Director

Thomas E. Kierans, O.C.
Chairman,
Canadian Journalism Foundations

Brian F. MacNeill, C.M.
Chairman of the Board,
Petro-Canada

Maureen McCaw
Corporate Director

Paul D. Melnuk
Chairman and
Chief Executive Officer,
Thermadyne Holdings Corporation and
Managing Partner
FTL Capital Partners

Guylaine Saucier, F.C.A, C.M.
Corporate Director

James W. Simpson
Corporate Director

SECRETARY TO THE BOARD OF DIRECTORS

Hugh L. Hooker
Associate General Counsel and Corporate Secretary

* As of March 7, 2006.

Please see the 2006 Management Proxy Circular for additional information about Petro-Canada’s senior officers, Board of Directors and governance practices. The Management Proxy Circular contains: disclosure on executive compensation and contracts; reports of Board of Directors’ Committees and a description of each Committee’s responsibilities; a Statement of Corporate Governance Practices; and detail on Directors’ business backgrounds, tenure, Committee membership, remuneration and share ownership. The Management Proxy Circular is available for viewing on our Web site at www.petro-canada.ca or by contacting Investor Relations.

INVESTOR INFORMATION
Outstanding Shares
At December 31, 2005, Petro-Canada’s public float was 515,138,904 shares.
Transfer Agent and Registrar
In Canada:
CIBC Mellon Trust Company
In the United States:
Mellon Investor Services, LLC
Telephone toll free: 1-800-387-0825
Fax: (416) 643-5660 or
(416) 643-5661
E-mail: inquiries@cibcmellon.com
Web site: www.cibcmellon.com

Duplicate Reports
Shareholders with more than one unregistered account may receive duplicate materials. To eliminate duplicate mailings, contact your broker. Registered shareholders should contact the transfer agent and registrar.
Annual Meeting
The Annual Meeting of Shareholders of Petro-Canada will be held at 11:00 a.m. (MDT) on Tuesday, April 25, 2006, at the Theatre at the Glenbow Museum, 130 - 9th Avenue S.E., Calgary, Alberta.

Stock Exchange Listings and Symbols
Toronto: PCA
New York: PCZ

Dividends
Petro-Canada’s Board of Directors
approves a quarterly dividend of $0.10 ($0.40 per annum) per common share. The Board of Directors regularly reviews the dividend strategy to ensure alignment with shareholders’ expectations and financial and growth objectives.

On the Web Site
Petro-Canada’s Web site,
www.petro-canada.ca, contains a variety of corporate and investor information, including:
- Statistical Supplement
- Annual Information Form
- Quarterly Reports
- Management Proxy Circular
- Corporate Governance Practices (including the Company’s Corporate Governance Handbook)
- Presentations and Webcasts
- Dividend History
- Petro-Canada’s Code of Business Conduct
- Petro-Canada’s Principles for Investment and Operations
- Report to the Community

Investor Inquiries
Telephone: (403) 296-4040
Fax: (403) 296-3061
E-mail: investor@petro-canada.ca

Media Inquiries
Corporate Communications
Telephone: (403) 296-3648
General Inquiries
Petro-Canada
P.O. Box 2844
Calgary, Alberta, Canada
T2P 3E3
Telephone: (403) 296-8000
Fax: (403) 296-3030
Web site: www.petro-canada.ca

We Would Like Your Feedback
We invite your comments on our Annual Report. Please e-mail your comments to: aranson@petro-canada.ca

“Petro-Canada people are enthusiastic in their job performance and functions. The Company also supports my overall interests. I feel appreciated for the work I do, while still maintaining a healthy work/life balance.”
- Ingrid Protacio, Service Co-ordinator, Program Development and Support, Mississauga, Downstream

Glossary of Terms and Ratios

TERMS

BARREL OF OIL EQUIVALENT:
Natural gas production is converted using six thousand cubic feet of gas for one barrel of oil.

CAPITAL EMPLOYED:
Total of shareholders’ equity
and debt.

CASH FLOW:
Cash flow from operations before changes in non-cash working capital items.

DEBT:
Short-term notes payable and long-term debt including current portion.

OPERATING EARNINGS:
Net earnings before gains or losses on foreign currency translation, on disposal of assets and the unrealized gain or loss associated with the Buzzard derivative contracts.

LIFE-OF-FIELD RESERVES:
The estimated volume of hydrocarbons to be recovered from a reservoir or field in the period from start of production to abandonment. Typically, it refers to the estimated proved plus probable reserves.

RATIOS

RETURN ON CAPITAL EMPLOYED:
Net earnings plus after-tax interest expense divided by average capital employed. Measures net earnings relative to the capital employed in the Company.

OPERATING RETURN ON CAPITAL EMPLOYED:
Earnings from operations plus after-tax interest expense divided by average capital employed.

CASH FLOW RETURN ON CAPITAL EMPLOYED:
Cash flow plus after-tax interest expense divided by average capital employed. Measures cash flow generated relative to the asset base.

RETURN ON EQUITY:
Net earnings divided by average shareholders’ equity. Measures the return earned by shareholders on their investment in the Company.

DEBT TO CASH FLOW:
Debt divided by cash flow. Indicates the Company’s ability to discharge its outstanding debt.

DEBT-TO-DEBT PLUS EQUITY:
Debt divided by debt plus equity. Indicates the relative amount of debt in the Company’s capital structure. Measures financial strength.

BOOK VALUE PER SHARE:
Total shareholders’ equity divided by the number of shares outstanding at year end.

INTEREST COVERAGE:
Measures the Company’s ability to cover interest charges on debt. Net earnings basis: Net earnings from continuing operations before interest expense and income taxes divided by interest expense plus capitalized interest.

EBITDAX BASIS:
Net earnings from continuing operations before interest expense, provision for income taxes, depreciation, depletion and amortization and exploration expenses divided by interest expense plus capitalized interest.

Cash flow basis: Cash flow from continuing operations before interest expense and current income taxes divided by interest expense plus capitalized interest.

CONVERSION FACTORS

To conform with common usage, imperial units of measurement are used in this report to describe exploration and production, while metric units are used for refining and marketing. Dollars are Canadian unless otherwise stated.

1 cubic metre (liquids) = 6.29 barrels
1 cubic metre (natural gas) = 35.30 cubic feet
1 litre = 0.22 imperial gallons
1 hectare = 2.47 acres
1 cubic metre = 1,000 litres

“I like working at Petro-Canada because it is a challenge every day: it is never boring. The team I work in is dynamic, and the process is complex and interesting. Over the past five years, Petro-Canada has made some good investments to position the Company for the future.”
- Alain Cochet, Process Engineer, Refinery, Montreal, Downstream

Design: Bhandari & Plater Inc.; Printing : Transcontinental Printing
This report was printed on paper that is acid-free and recyclable. Inks are based on linseed oil and contain no heavy metals. The printing process was alcohol-free. Volatile organic compounds associated with printing were reduced by 50% to 75% from the levels that would have been produced using traditional inks and processes.

Photography: James LaBounty, all photos with the exception of Greg Locke (Terra Nova), Klaas Slot (the Netherlands), David Boughton (London), Shirley Bahadul (Trinidad and Tobago), Kirill Boutourin (Russia).

WE BELIEVE
In our strategy
In our people
In our capacity
In our principles
In our future

General Inquiries
Petro-Canada
P.O. Box 2844
Calgary, Alberta, Canada T2P 3E3
Telephone: (403) 296-8000
Fax: (403) 296-3030
To learn more about Petro-Canada,
please visit our Web site at www.petro-canada.ca

Publié également en français